Editora Saraiva

04012714

82-5046

January , 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

João Luís Ramos Hopp
Chief Financial Officer

2/11

Editora Saraiva

Enclosures

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since September, 2002.

	Schedule 1
1	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in September 30, 2002. (English translation attached hereto as Exhibit 01)
2	IAN – Annual Information, filed with CVM (Brazilian Securities and Exchange Commission) in December 31, 2002. (English translation attached hereto as Exhibit 02)
3	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in March 31, 2003. (English translation attached hereto as Exhibit 03)
4	NOTICE TO SHAREHOLDERS ON MAY 26, 2003. (English translation attached hereto as Exhibit 04)
5	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in June 30, 2003. (English translation attached hereto as Exhibit 05)
6	RELEVANT EVENT ON AUGUST 4, 2003. (English translation attached hereto as Exhibit 06)
7	CALL NOTICE ON AUGUST 25, 2003. (English translation attached hereto as Exhibit 07)
8	MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 25, 2003. (English translation attached hereto as Exhibit 08)
9	NOTICE OF SPECIAL MEETING HELD ON SEPTEMBER 29, 2003. (English translation attached hereto as Exhibit 09)
10	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in September 30, 2003. (English translation attached hereto as Exhibit 10)
11	MINUTES OF THE SPECIAL GENERAL MEETING HELD ON NOVEMBER 26, 2003. (English translation attached hereto as Exhibit 11)
12	BY LAWS ON NOVEMBER 26, 2003. (English translation attached hereto as Exhibit 12)

Editora Saraiva

January , 2004

FEB 0 9 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

João Luís Ramos Hopp
Chief Financial Officer

Editora Saraiva

Enclosures

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since September, 2002.

	Schedule 1
1	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in September 30, 2002. (English translation attached hereto as Exhibit 01)
2	IAN – Annual Information, filed with CVM (Brazilian Securities and Exchange Commission) in December 31, 2002. (English translation attached hereto as Exhibit 02)
3	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in March 31, 2003. (English translation attached hereto as Exhibit 03)
4	NOTICE TO SHAREHOLDERS ON MAY 26, 2003. (English translation attached hereto as Exhibit 04)
5	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in June 30, 2003. (English translation attached hereto as Exhibit 05)
6	RELEVANT EVENT ON AUGUST 4, 2003. (English translation attached hereto as Exhibit 06)
7	CALL NOTICE ON AUGUST 25, 2003. (English translation attached hereto as Exhibit 07)
8	MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 25, 2003. (English translation attached hereto as Exhibit 08)
9	NOTICE OF SPECIAL MEETING HELD ON SEPTEMBER 29, 2003. (English translation attached hereto as Exhibit 09)
10	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in September 30, 2003. (English translation attached hereto as Exhibit 10)
11	MINUTES OF THE SPECIAL GENERAL MEETING HELD ON NOVEMBER 26, 2003. (English translation attached hereto as Exhibit 11)
12	BY LAWS ON NOVEMBER 26, 2003. (English translation attached hereto as Exhibit 12)

KPMG

(1)

Saraiva S.A Livreiros Editores

Independent auditors' report on the special review of quarterly information ("ITRs") Quarter ended on September 30, 2002

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060 970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079 2916

Independent auditors' report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo – SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on September 30, 2002, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

November 7, 2002.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

Quarterly information
September 30, 2002

REGISTRATION WITH "CVM" DOES NOT IMPLY ANY EVALUATION WHATSOEVER OF THE COMPANY, WHICH OFFICERS ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26
4. COMPANY REGISTRATION # ("NIRE")		
35300025300		

01.02 – HEAD OFFICE

1. FULL ADDRESS				2. BOROUGH OR DISTRICT
Av. Marquês de São Vicente nº 1697				Barra Funda
3. ZIP CODE	4. CITY			5. STATE
01139-904	São Paulo			SP
6. AREA CODE	7. TELEPHONE	8. TELEPHONE	9. TELEPHONE	10. TELEX
011	3611-3344	-	-	-
11. AREA CODE	12. FAX	13. FAX	14. FAX	
011	3611-3308	-	-	
15. E-MAIL				
http:/www.editorasaraiva.com.br				

01.03 – INVESTORS' RELATIONS OFFICER (Company's mail address)

1. NAME				
João Luís Ramos Hopp				
2. FULL ADDRESS			3. BOROUGH OR DISTRICT	
Rua Edgar Teotônio Santana 206			Barra Funda	
4. ZIP CODE	5. CITY			6. STATE
01140-030	São Paulo			SP
7. AREA CODE	8. TELEPHONE	9. TELEPHONE	10. TELEPHONE	11. TELEX
011	3611-3344	-	-	
12. AREA CODE	13. FAX	14. FAX	15. FAX	
011	3619-3062	-	-	
16. E-MAIL				
jlhopp@editorasaraiva.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER	
1- BEGINNING	2 - END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 – END
01/01/2002	12/31/2002	3	01/07/2002	09/30/2002	2	01/04/2002	06/30/2002
9. AUDITOR'S NAME/CORPORATE NAME							10. "CVM" CODE
KPMG Auditores Independentes							00418-9
11. PERSON IN CHARGE OF AUDIT							12. TAXPAYER ID # ("CPF") OF PERSON IN CHARGE
Fernando Octavio Sepulveda Munita							839.708.198-49

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.05 – CAPITAL STOCK STRUCTURE

Number of Shares (Thousand)	1- CURRENT QUARTER 03/31/2003	2- PREVIOUS QUARTER 12/31/2002	3- SAME QUARTER PREVIOUS YEAR 03/31/2002
Paid-up Capital			
1 - Common Shares	9,622	9,622	9,622
2 - Preferred Shares	13,647	13,647	13,832
3 - Total	23,269	23,269	23,454
In Treasury			
4 - Common Shares	0	0	0
5 - Preferred Shares	25	0	0
6 - Total	25	0	0

01.06 – COMPANY'S INFORMATION

1- TYPE OF COMPANY **Commercial, Industrial and other Companies**
2- TYPE OF STATUS **Operating**
3- NATURE OF STOCKHOLDING CONTROL **Private National**
4- ACTIVITY CODE **1070000 – Publisher and Graphics**
5- MAIN ACTIVITY **Book editing and publishing**
6- TYPE OF CONSOLIDATED **Full**
7- TYPE OF AUDITOR'S REPORT **Without exceptions**

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – COMPANY'S NAME

01.08 – CASH EARNINGS AUTHORIZED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGIN TO PAY	6 – SHARE TYPE	7 – EARNINGS VALUE PER SHARE

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN CURRENT FISCAL YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK AMOUNT (Thousand reais)	4 - AMOUNT OF CHANGE (Thousand reais)	5 - ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE UPON ISSUANCE (Brazilian Reais)
01	04/25/2002	36,880	2,165	Income reserve	0	0.0000000000

01.10 – INVESTORS' RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
11/07/2002	

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
1	Total Assets	183,163	164,302
1.01	Current Assets	91,571	67,867
1.01.01	Cash	961	1,527
1.01.01.01	Cash and banks	961	1,527
1.01.01.02	Securities	0	0
1.01.02	Credits	30,716	18,923
1.01.02.01	Customers	21,482	17,175
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Recovery taxes	1,796	232
1.01.02.04	Swap contracts and foreign exchange hedge	7,136	1,350
1.01.02.05	Other	302	166
1.01.03	Inventories	58,492	45,973
1.01.03.01	Finished products	32,537	23,029
1.01.03.02	Goods for resale	1	1
1.01.03.03	Products in process	18,031	16,272
1.01.03.04	Raw materials	7,682	6,418
1.01.03.05	Packaging and consumption materials	241	253
1.01.04	Other	1,402	1,444
1.01.04.01	Prepaid expenses	1,402	1,444
1.02	Long-Term Assets	7,866	11,938
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	436
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	436
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	7,866	11,502
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	5,578	6,995
1.02.03.03	Deferred income tax and social contribution	2,242	4,461
1.02.03.04	Other	46	46
1.03	Permanent Assets	83,726	84,497
1.03.01	Investments	51,102	52,192
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	50,303	51,393
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	50,303	51,393
1.03.01.03	Other Investments	799	799
1.03.01.03.01	Fiscal Incentives	744	744
1.03.01.03.02	Other	55	55
1.03.02	Fixed Assets	28,475	27,688
1.03.02.01	Land	2,029	2,029
1.03.02.02	Buildings and construction	5,818	5,893

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
1.03.02.03	Furniture, fixture & installations	5,479	5,882
1.03.02.04	Vehicles	875	828
1.03.02.05	Machinery and equipment	2,685	2,885
1.03.02.06	Data processing equipment	10,989	9,571
1.03.02.07	Other fixed assets	600	600
1.03.03	Deferred assets	4,149	4,617
1.03.03.01	Premium to amortize	3,569	3,965
1.03.03.02	Other	580	652

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
2	Total Liabilities	183,163	164,302
2.01	Current Liabilities	53,876	28,796
2.01.01	Borrowings and Financing	30,053	12,157
2.01.02	Debentures	0	0
2.01.03	Suppliers	16,640	5,911
2.01.04	Taxes, Fees and Contributions	2,077	1,467
2.01.04.01	Income tax provision	0	0
2.01.04.03	Taxes and social charges	2,077	1,467
2.01.05	Dividends payable	0	0
2.01.06	Provisions	3,972	7,393
2.01.06.01	Provision for vacation and social charges	2,608	2,477
2.01.06.02	Provision for income tax	0	3,382
2.01.06.03	Provision for social contribution	0	223
2.01.06.04	Management share	505	982
2.01.06.05	Provision for 13th wage and charges	859	329
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	1,134	1,868
2.01.08.01	Bills and expenses payable	678	713
2.01.08.02	Copyright payable	434	1,132
2.01.08.03	Interests on own capital	22	23
2.01.08.04	Management share	0	0
2.02	Long-Term Liabilities	37,250	36,725
2.02.01	Borrowings and Financing	29,442	22,368
2.02.02	Debentures	0	0
2.02.03	Provisions	7,808	14,357
2.02.03.01	Contributions and taxes	7,808	14,357
2.02.04	Debts with Related Parties	0	0
2.02.04.01	Subsidiary company	0	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	92,037	98,781
2.05.01	Paid-in Capital Stock	36,880	36,880
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Income Reserves	35,431	35,643

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
2.05.04.01	Legal Reserve	5,519	5,519
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,912	30,124
2.05.04.07.01	Reserve for capital increase	30,124	30,124
2.05.04.07.02	Treasury shares	(212)	0
2.05.05	Retained Earnings/Losses	5,779	12,311

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
3.01	Gross Revenue from Sales and/or Services	23,051	122,399	15,913	116,611
3.02	Deductions from Gross Revenue	(842)	(4,467)	(583)	(4,253)
3.03	Net Revenue from Sales and/or Services	22,209	117,932	15,330	112,358
3.04	Cost of Products and/or Services Sold	(6,714)	(30,229)	(4,548)	(26,556)
3.05	Gross Margin	15,495	87,703	10,782	85,802
3.06	Operating Income/Expenses	(24,877)	(78,451)	(24,619)	(81,184)
3.06.01	Selling Expenses	(9,754)	(35,517)	(8,575)	(36,633)
3.06.02	General and Administrative Expenses	(7,521)	(23,368)	(6,627)	(22,138)
3.06.02.01	Management fees	(609)	(1,591)	(444)	(1,410)
3.06.02.02	Other	(6,912)	(21,777)	(6,183)	(20,728)
3.06.03	Financial	(7,902)	(14,443)	(6,798)	(14,747)
3.06.03.01	Financial Income	3,212	5,201	149	850
3.06.03.02	Financial Expenses	(11,114)	(19,644)	(6,947)	(15,597)
3.06.04	Other Operating Income	3,088	3,136	(40)	723
3.06.05	Other Operating Expenses	(1,698)	(5,079)	(1,593)	(4,780)
3.06.05.01	Depreciation and amortization	(1,691)	(5,037)	(1,581)	(4,735)
3.06.05.02	Other	(7)	(42)	(12)	(45)
3.06.06	Equity Income	(1,090)	(3,180)	(986)	(3,609)
3.07	Operating Income	(9,382)	9,252	(13,837)	4,618
3.08	Non-Operating Income	0	960	59	(105)
3.08.01	Other Income	0	960	0	0
3.08.02	Other Expenses	0	0	59	(105)
3.09	Income Before Taxes/Participations	(9,382)	10,212	(13,778)	4,513
3.10	Provision for I.Tax and Social Contribution	4,570	(3,459)	4,149	(3,129)
3.11	Deferred Income Tax	(2,197)	(1,706)	139	388
3.12	Participations/Statutory Contributions	477	(505)	306	(177)
3.12.01	Participations	477	(505)	306	(177)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
3.12.01.01	Management Share	477	(505)	306	(177)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	(6,532)	4,542	(9,184)	1,595
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	23,244	23,244	23,454	23,454
	EARNINGS PER SHARE		0.19541		0.06801
	LOSS PER SHARE	(0.28102)		(0.39157)	

Notes to the financial statements

Period ended on September 30, 2002
(in thousands of Brazilian Reais)

1. Operating Context

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is the edition of books for grade school and high school, para-educational, legal and economy/administration books.

The Publishing House's operating cycle is very seasonal, with 80% of sales concentrated between the last quarter of a year and the first quarter of the following year. Such billing concentration is determined by two factors: (a) the "Back to school" period in first quarter; and (b) sale of grade school educational books to government in the fourth and first quarters of the year.

2. Presentation and preparation of financial statements

The financial statements were prepared based on the accounting practices under the Brazilian Corporate Law and the Brazilian Securities and Exchange Commission standards.

Description of main accounting practices:

a. **Financial investments**
Recorded at cost, increased by earnings incurred during the period, not exceeding market value.

b. **Provision for doubtful receivables**
Recorded in an amount considered sufficient to cover possible losses in the realization of accounts receivable from customers and checks receivable. The receivables considered to be irrecoverable are directly appropriated to net income for the year.

c. **Rights and obligations**
Updated using exchange rate and/or financial charges under the terms of agreements and laws in force, so that they reflect the amounts incurred through the period closing date. The liabilities in foreign currency were converted to reais at the foreign exchange rate on the period closing date.

d. **Inventories**
Evaluated at the average acquisition or production cost, which does not exceed market value.

e. **Investments**
Investment in the subsidiary company is evaluated at the equity method of accounting, and other investments are evaluated at cost, less the provision for devaluation.

f. **Fixed assets**
Recorded at the acquisition, formation or construction cost. Depreciation is computed using the straight-line method, at rates that take into account the useful life of assets.

g. **Deferred assets**
Recorded at the acquisition or formation cost, it basically refers to the premium to amortize, pre-operating expenses for commercial assignment and expenses incurred prior to the start of new stores' operations.

Such pre-operating expenses are amortized within 5 years, or pursuant to leasing contractual provisions, from the beginning of stores' commercial operations.

The premium to amortize, resulting from the equity interest acquisition of Editora Atual S.A., which had as economic support the expectation of future profitability based on the projection of capacity to generate future profits by the deadline set for the return on investment, was transferred from investments to deferred assets as a result of the investment incorporation in August/1999, and is being linearly amortized in 60 monthly installments, computed according to the results projected for the 5-year period counted from 01/01/2000.

h. **Copyrights**
Copyrights are credited when sales are made, and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as selling expenses, taken to income, and in the other cases, included in production costs.

i. **Provisions**
Provisions are recorded based on the best estimates of risks involved.

j. **Income tax and social contribution**
Taxes on income for the period comprise current and deferred amounts.

Income tax and social contribution for the period are computed respectively at the rate of 15% on taxable income, plus 10% additional, and at the rate of 9% on the adjusted net income.

Deferred income tax and social contribution are presented in current and long-term assets and liabilities, pursuant to Note no. 11. They are recorded to reflect the future fiscal effects attributable to: a) temporary difference between assets and liabilities fiscal base and the respective book value; and b) fiscal losses and social contribution negative bases. The deferred fiscal assets is based on the expectation of a future taxable income, considering the tax rates in force on the period closing date; it is annually reviewed and adjusted upon a substantial change in taxable income expected; and the accounting recorded to financial statements of the holding company and its subsidiary comply with the requirements under "CVM" Normative Ruling no. 371, of June 27, 2002.

I. Inflationary effects

The permanent assets and stockholders' equity accounts were monetarily updated until December 31, 1995, when the Law no. 9.249/95 eliminated the balance sheet monetary restating from the Brazilian Corporate Law.

3. Consolidated financial statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and its subsidiary company, Livraria e Papelaria Saraiva S.A., of which it has an equity interest of 99.91%.

The consolidated financial statements were prepared in accordance with the provisions of the Corporate Law, the standards issued by the Securities and Exchange Commission, and in accordance with the main principles adopted for consolidation, which comprise:

- Elimination of rights and obligations, as well as revenues, costs and expenses resulting from transactions effected among the companies included in the consolidation;
- Elimination of investment in the holding company against the net equity of the subsidiary company; and
- The minority shareholder interest held in the subsidiary's net equity and net income for the period is separately presented in balance sheets and income statements, respectively.

4. Accounts receivable from customers

	Publishing House	Consolidated
Trade bills receivable	18,122	16,295
Credit cards	95	10,720
Checks receivable	4,476	5,902
Other	12	12
(-) Provision for doubtful receivables	(1,223)	(1,527)
	21,482	**31,402**

5. Inventories

	Publishing House	Consolidated
Finished products	32,538	75,035
Products in process	18,031	18,031
Raw materials	7,682	7,682
Packaging and consumption materials	241	690
	58,492	101,438

6. Investments

	Publishing House	Consolidated
Investment in subsidiary companies	50,303	-
Other investments	3,766	5,165
Provision for devaluation	(2,967)	(4,086)
	51,102	1,079

Interest in the subsidiary company is represented by investment in Livraria e Papelaria Saraiva S.A. and main information on the investment is as follows:

Company's capital stock number of shares – Thousand	57,540
Number of shares held – Thousand	57,490
Share percentage in capital stock	99.91%
Updated capital stock	51,210
Stockholders' equity	50,347
Investment value	50,303
Net loss for the period	(3,183)
Equity income computation base	**(3,183)**
Equity income	**(3,180)**

Subsidiary's Balance Sheet information:

ASSETS	09/30/2002	LIABILITIES & EQUITY	09/30/2002
TOTAL ASSETS	**100,995**	**TOTAL LIABILITIES**	**100,995**
CURRENT ASSETS	56,671	CURRENT LIABILITIES	28,397
Cash and banks	1,210	Borrowings and Financing	6,108
Accounts receivable from customers	11,853	Suppliers	17,163
Inventories	42,946	Taxes and social contributions	1,854
Other credits and accounts receivable	627	Accounts and expenses payable	3,272
Recovery taxes	28		
Prepaid expenses	7	LONG-TERM LIABILITIES	22,251
		Provision for contributions and taxes	14,365
LONG-TERM ASSETS	13,908	Borrowings and financing	7,150
Deferred income tax and social contribution	7,441	Holding company and subsidiary	
Other long-term assets	6,467	Other	736
		STOCKHOLDERS' EQUITY	50,347
PERMANENT ASSETS	30,416	Capital stock	51,210
Investments	280	Capital reserves	2,190
Fixed Assets	23,746	Income reserves	2,564
Deferred Assets	6,390	Retained losses	(5,617)

7. Fixed Assets

	Annual Depreciation Rate	Publishing House	Consolidated
Updated Cost:			
Land		2,029	2,032
Buildings and construction	4%	8,212	10,109
Furniture, fixture & installations	10%	20,450	63,514
Data processing equipment	20%	18,547	31,478
Vehicles	20%	2,262	2,495
Machinery and equipment	10%	11,903	12,303
Other fixed assets	-	600	1,172
		64,003	123,103
Accumulated depreciation		(35,528)	(70,882)
		28,475	**52,221**

8. Deferred Assets

	Publishing House	Consolidated
Cost Updated		
Pre-operating expenses and other deferred amounts	1,445	24,433
Premium to amortize	7,931	7,931
	9,376	32,364
Accumulated amortization	(5,227)	(21,826)
	4,149	**10,538**

9. Borrowings and Financing

	Publishing House	Consolidated
Current:		
Borrowings		
National currency - guaranteed account	5,313	5,313
Foreign currency – Resolution Bacen 2.770	14,315	14,315
	19,628	19,628
Financing		
National currency		
BNDES - FINEM	909	7,017
Foreign currency		
International Finance Corporation – IFC	9,516	9,516
	10,425	16,533
	30,053	**36,161**
Long-term:		
Financing		
National currency		
BNDES – FINEM	2,477	9,627
Foreign currency		
International Finance Corporation – IFC	26,965	26,965
	29,442	**36,592**

National currency borrowings – guaranteed account - are subject to additional financial charges computed based on "CDI" variation.

Foreign currency borrowings refer to transference of resources funded abroad obtained under Resolution 2770 – Bacen, coupled with "interest rate swap" transactions – "CDI" (Note no. 14) and are guaranteed by promissory notes. The principal updated at dollar foreign exchange bears annual interests pursuant to a contractual provision. The borrowings are due between Nov/02 and Feb/03.

The financing obtained by the Publishing House with BNDES - FINEM, with a mortgage guarantee, bears annual interest of 3.5%, plus "TJLP. The financing obtained by the subsidiary, also with BNDES - FINEM, 100% cosigned by the Publishing House, bears annual interests between 3% and 3.5%, plus "TJLP". With relation to the financing obtained by the holding company, as the contractual amendment entered into on 07/29/2002, the time for application and the grace periods for remaining sub-credits were extended, and clauses with additional obligations for the subsidiary company were included, such as: not reducing capital stock; not participating in merging, split or incorporation processes, neither burden or alienate items from its permanent assets without previous BNDES authorization.

The financing obtained with IFC, subject to the dollar exchange variation, bears annual interests of 3% above LIBOR. The agreement is free of any real guarantees, noted that, until its total settlement, the Publishing House will maintain its current equity position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders will jointly hold at least 50% of the voting common shares in the Publishing House.

The BNDES - FINEM financing were destined to the acquisition and implementation of an Integrated Business Administration System – "ERP" and the construction of a Distribution Center. Financing obtained from IFC was destined to investment project in Mega Store type stores and the modernization of the subsidiary's conventional stores.

10. Related Parties

Transactions between related parties comprise purchase and sale commercial transactions and loan agreement with Livraria e Papelaria Saraiva S.A., and were carried out under usual market conditions.

Balances	
Current Assets	
Accounts receivable	1,933
Current Liabilities	
Accounts payable	7
Transactions	
Sales of goods	6,015
Purchases of goods	15

11. *Deferred Income tax and social contribution*

Deferred income tax and social contribution have the following origin:

	Publishing House	Consolidated
Long-term assets		
"PIS"/"COFINS" legal proceedings	2,242	5,793
Fiscal loss and negative base of social contribution	-	3,890
	2,242	9,683
Long-term liabilities (in account "Contributions and taxes")		
Deferral of accelerated depreciation with incentive	303	303
Premium to amortize - Art. 7 of Law no. 9.532/97	165	165
	468	468

The expense conciliation computed by applying the combined tax rates and the income tax and social contribution expense debited to net income is demonstrated as follows:

	Publishing House	Consolidated
Net income before inc. tax and social contribution	**10,212**	**8,541**
Combined tax rate	34%	34%
Inc. tax and social contribution at the combined tax rate	**(3,472)**	**(2,904)**
Permanent additions		
Non-deductible expenses	(230)	(254)
Equity income	(1,081)	-
Permanent deductions		
Management share	45	45
Other Items		
(Additional Inc.Tax on taxable income surplus, fiscal incentives and others)	(427)	(384)
	(5,165)	(3,497)
Inc. tax and social contribution in net income for the period		
Current	(3,459)	(3,459)
Deferred	(1,706)	(38)
	(5,165)	(3,497)
Effective rate on the net income	**50.58%**	**40.94%**

"CVM" Instruction 371 of 6/27/2002

The holding company and its subsidiary, based on: **a)** the expectation to generate future taxable profits and positive cash flows, brought to present value; and **b)** the profitability and positive cash flows history within the past five years; and, therefore, meeting the provisions and conditions on "CVM" Instruction 371/02, have recognized and recorded to their financial statements the deferred tax assets formed on long-term liabilities, represented by legal proceedings that claim for federal taxes, and, in case of the subsidiary company, also on the balance of fiscal losses and negative bases of social contribution.

In case of the Publishing House, projections indicate the possibility of realization during the current year, in case there exists a definitive decision for the proceedings presented.

In case of the subsidiary company, the estimation for realization of total deferred fiscal assets is concentrated in the next four years, as follows:

Balance sheet dates	Realization of Deferred Tax Assets	Balance of Deferred Tax Assets
06/30/2002		7,441
12/31/2003	744	6,697
12/31/2004	2,000	4,697
12/31/2005	2,660	2,037
12/31/2006	2,037	0

12. Provision for contributions and taxes

The Publishing House and its subsidiary are judicially disputing the legality of some federal taxes related to "PIS", "COFINS", Income Tax and Social Contribution on Net Income.

With respect to Judicial Proceedings questioning the exclusion of inflationary indexes introduced by the Law 8.880/94 – Brazilian Currency Plan, with effects in the Income Tax and Social Contribution amounts payable, an additional provision was recorded, equivalent to R$ 3,069 (R$ 622 – Publishing House; R$ 2,447 – Subsidiary), already net of tax effects, resulting from a more conservative position in relation to a gain prospect.

Under the terms of Article 11 of "MP" 38/02, the Publishing House and its subsidiary settled part of its respective contingent liabilities represented by Judicial Proceedings claiming the payment of "PIS" debt in installments. Such payment, exempted of fine and interests, computed only on the period between Feb/99 and Jul/02, was divided in 6 installments, due between July and December/2002, plus interests computed based on the "Selic" rate. The net consolidated effect taken to net income, already net of Income Tax and Social Contribution effects, represent an amount equivalent to R$ 4,526 (R$ 2,811 – Publishing House; R$ 1,715 – Subsidiary).

Breakdown of the contingent liability is as follows:

	Publishing House	Consolidated
"PIS/COFINS" - Increase in base and tax rate	5,627	12,228
"IR/CSLL" – Brazilian Currency Plan – Law no. 8.880/94	1,713	9,477
	7,340	21,705

13. Stockholders' Equity

The Extraordinary Shareholders' Meeting approved changes to the Company Bylaws, pursuant to the April 25, 2002 minutes.

The fully paid-in capital stock in the amount R$ 36,880 is represented by 23,269,203 shares, from which 9,622,313 are common shares and 13,646,890 preferred shares, without par value. The Company is authorized to increase its capital stock, independently of a bylaw reform, by up to 500,000 shares, until the limit of 23,769,203 shares issued.

The preferred shares may not exceed 2/3 of total shares issued; have no right to vote, except in the cases under the law or company bylaws, may not be converted into common shares, and offer the following advantages to shareholders:

a) differentiated treatment in the event of disposal of Company's control, pursuant to the bylaws; **b)** dividends equal to those attributed to the common shares; and **c)** participation under equal conditions with the holders of common shares in the distribution of bonus shares, resulting from reserve capitalization, retained earnings, and any other funds.

Any changes to preferences, rights and advantages granted to preferred shares are subject to previous approval or ratification from the holders of more than half of such shares.

All shares have the right to a minimum dividend of 25% on net income adjusted for each period.

Treasury shares – Instructions CVM 10/80 and 298/97

The Board of Directors' Meeting held on 08/21/2002, based on the Company Bylaws, authorized the acquisition of 500,000 Company's preferred book shares, to remain in treasury.

Movement in the period was as follows:

	Quantity	Average unit cost
Acquisition on 09/23/2003	22,300	8.39
Acquisition on 09/24/2003	3,000	8.39
Balance as of 09/30/2002	25,300	8.37

The market value for these shares, computed based on the latest quotation before the period closing date is R$ 215 thousand.

14. Financial Instruments

The Publishing House performs transactions recorded to equity accounts with the purpose of meeting operating needs and reducing the exposure to currency and interest rate fluctuation risks. The transactions are performed with renowned financial institutions and are managed by the financial area under a determination of positions and exposure limits and monitoring of risks involved.
The derivative transactions performed by the Publishing House in the period were as follows:

a) "Foreign exchange hedge – swap without cash" contracts, to offer coverage to the amortization installments of financing with International Finance Corporation (IFC), of June 15, December 13, 2002 and June 13, 2003. The transactions respectively contracted in 11/05/2001, 03/04/2002 and 04/12/2002, amounting to US$ 4,200, resulted a gain of R$ 3,893 appropriated to the period;

b) Interest rate swap transactions linked to borrowings obtained under Resolution no. 2.770 – Bacen (Note no. 9). The transactions resulted in financial expenses of R$ 371, equivalent to the "CDI" variance and amounted to R$ 12,600 (US$ 4,465).

Other financial instruments

To comply with "CVM" Instruction no. 235/95, book balances and market values for the financial instruments included in the consolidated balance sheet as of September 30, 2002 are identified as follows:

Description	Book balance	Market value
Cash	2,172	2,172
Recovery taxes	2,423	2,423
Deferred income tax and social contribution – Assets	9,683	7,802
Investments evaluated at cost without stock exchange quotation	1,079	1,079
Borrowings and financing:	72,753	72,753
Deferred income tax and social contribution - Liabilities	468	468

Standards, assumptions and limitations used in computing market values

a. Deferred income tax and social contribution

The market value for deferred income taxes and social contribution was calculated based on its present value, computed using future cash flows and using the long-term interest rate - "TJLP".

b. Borrowings and financing

The book balances for borrowings and financing correspond substantially to the financing obtained with BNDES and IFC. The market values for those financing instruments are identical to the book balances, as there are no similar instruments on the national market with comparable maturities and interest rates.

c. Limitations

The market values were estimated at a specific time, based on "relevant market information". Changes in assumptions may significantly affect the estimates presented.

15. Insurance coverage

On August 24, 2002, the Subsidiary company had one of its warehouses hit by a fire. The installations, as well as all the operating assets, including inventories, had a coverage against fire, and therefore no losses are expected in the process.

As of September 30, 2002, the Publishing House and its subsidiary held insurance coverage against fire and various risks for fixed assets items and inventories, in amounts considered sufficient to cover possible losses.

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/001-26

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER - 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
1	Total Assets	231,922	209,762
1.01	Current Assets	146,310	119,763
1.01.01	Cash	2,172	3,363
1.01.01.01	Cash and banks	2,172	3,363
1.01.01.03	Securities	0	0
1.01.02	Credits	41,291	28,600
1.01.02.01	Customers	31,402	26,218
1.01.02.02	Recovery Taxes	2,423	783
1.01.02.03	Swap contracts	7,136	1,350
1.01.02.04	Other	330	249
1.01.03	Inventories	101,438	86,342
1.01.03.01	Finished products and goods	75,035	62,951
1.01.03.02	Products in process	18,031	16,272
1.01.03.03	Raw material	7,682	6,418
1.01.03.04	Packaging and consumption materials	690	701
1.01.04	Other	1,409	1,458
1.01.04.01	Prepaid expenses	1,409	1,458
1.02	Long-Term Assets	21,774	25,747
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	21,774	25,747
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	12,043	14,418
1.02.03.03	Deferred income tax and social contribution	9,683	11,281
1.02.03.04	Other	48	48
1.03	Permanent Assets	63,838	64,252
1.03.01	Investments	1,079	1,079
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	0	0
1.03.01.03	Other Investments	1,079	1,079
1.03.01.03.01	Fiscal incentives	1,024	1,024
1.03.01.03.02	Other	55	55
1.03.02	Fixed assets	52,221	51,483
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and construction	7,149	7,242
1.03.02.03	Furniture, fixture & installations	22,221	23,004
1.03.02.04	Vehicles	962	918
1.03.02.05	Machinery & equipment	2,862	3,047

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.01 – BALANCE SHEET CONSOLIDATED - ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
1.03.02.06	Data processing equipment	15,823	14,068
1.03.02.07	Other fixed assets	1,172	1,172
1.03.03	Deferred assets	10,538	11,690
1.03.03.01	Premium to amortize	3,569	3,966
1.03.03.02	Other	6,969	7,724

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
2	Total Liabilities	231,922	209,762
2.01	Current Liabilities	80,340	50,364
2.01.01	Borrowings and Financing	36,161	18,072
2.01.02	Debentures	0	0
2.01.03	Suppliers	31,870	17,095
2.01.04	Taxes, Fees and Contributions	3,931	2,843
2.01.04.01	Provision for income tax	0	0
2.01.04.03	Taxes and social charges	3,931	2,843
2.01.05	Dividends payable	0	0
2.01.06	Provisions	5,919	9,153
2.01.06.01	Provision for vacation and social charges	4,015	4,030
2.01.06.02	Provision for income tax	0	3,382
2.01.06.03	Provision for social contribution	0	223
2.01.06.04	Management share	505	982
2.01.06.05	Provision for 13th wage and social charges	1,399	536
2.01.07	Debts to Related Parties	0	0
2.01.08	Other	2,459	3,201
2.01.08.01	Bills and expenses payable	2,003	2,046
2.01.08.02	Copyright payable	434	1,132
2.01.08.03	Proposed interests on own capital	22	23
2.01.08.04	Management share	0	0
2.02	Long-Term Liabilities	59,501	60,572
2.02.01	Borrowings and Financing	36,592	29,853
2.02.02	Debentures	0	0
2.02.03	Provisions	22,173	30,032
2.02.03.01	Contributions and taxes	22,173	30,032
2.02.04	Debts to Related Parties	0	0
2.02.05	Other	736	687
2.03	Deferred Income	0	0
2.04	Minority Share	44	45
2.05	Stockholders' Equity	92,037	98,781
2.05.01	Paid-in Capital	36,880	36,880
2.05.01.01	Updated Capital	36,880	36,880
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2002	4- 06/30/2002
2.05.04	Income Reserves	35,431	35,643
2.05.04.01	Legal Reserve	5,519	5,519
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,912	30,124
2.05.04.07.01	Reserve for Capital Stock increase	30,124	30,124
2.05.04.07.02	Treasury shares	(212)	0
2.05.05	Retained Earnings/Loss	5,779	12,311

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
3.01	Gross Revenue from Sales and/or Services	71,574	278,675	61,907	267,181
3.02	Deductions from Gross Revenue	(5,818)	(19,868)	(4,911)	(18,333)
3.03	Net Revenue from Sales and/or Services	65,756	258,807	56,996	248,848
3.04	Cost of Products and/or Services Sold	(32,778)	(117,333)	(29,687)	(110,203)
3.05	Gross Margin	32,978	141,474	27,309	138,645
3.06	Operating Income/Expenses	(42,982)	(133,762)	(41,683)	(135,753)
3.06.01	Selling Expenses	(22,546)	(77,279)	(21,296)	(77,880)
3.06.02	General and Administrative Expenses	(10,400)	(32,064)	(9,146)	(30,285)
3.06.02.01	Management fees	(954)	(2,565)	(705)	(2,199)
3.06.02.02	Other	(9,446)	(29,499)	(8,441)	(28,086)
3.06.03	Financial	(8,579)	(16,575)	(7,398)	(17,070)
3.06.03.01	Financial Income	3,600	5,959	523	1,591
3.06.03.02	Financial Expenses	(12,179)	(22,534)	(7,921)	(18,661)
3.06.04	Other Operating Income	2,013	2,766	(37)	1,015
3.06.05	Other Operating Expenses	(3,470)	(10,610)	(3,806)	(11,533)
3.06.05.01	Depreciation and Amortization	(3,454)	(10,522)	(3,780)	(11,459)
3.06.05.02	Other	(16)	(88)	(26)	(74)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(10,004)	7,712	(14,374)	2,892
3.08	Non-Operating Income	0	829	89	(192)
3.08.01	Other Income	0	829	89	0
3.08.02	Other Expenses	0	0	0	(192)
3.09	Income Before Taxes/Participations	(10,004)	8,541	(14,285)	2,700
3.10	Provision for Inc. Tax and Social Contribution	4,570	(3,459)	4,149	(3,129)
3.11	Deferred Income Tax	(1,576)	(38)	645	2,198
3.12	Participations/Statutory Contributions	477	(505)	306	(177)
3.12.01	Participations	477	(505)	306	(177)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
3.12.01.01	Management share	477	(505)	306	(177)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Share	1	3	1	3
3.15	Income/Loss for the Period	(6,532)	4,542	(9,184)	1,595
	NUMBER OF SHARES LESS TREASURY SHARES (Thousands)	23,244	23,244	23,454	23,454
	EARNINGS PER SHARE		0.19541		0.06801
	LOSS PER SHARE	(0.28102)		(0.39157)	

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

1. HIGHLIGHTS

The main highlights of performance indicators, comparing the first nine months* of 2002 to the same period of previous year, were:

✓ Consolidated income of R$ 4.5 million, representing a 185% growth;

✓ Net consolidated sales of R$ 258.8 million, presenting a 4% growth;

✓ Operating consolidated income (EBITDA) of R$ 35.3 million, indicating a 12% growth;

* Due to a strongly seasonal characteristic in publishing sector, a separate analysis of 3rd quarter is less representative in relation to total year.

2. EDITORA SARAIVA

The table below summarizes the main data related to the economic and financial performance:

R$ million

Description	Jan – Sep/02		Jan – Sep/01		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
□ Net sales	117.9	*100.0*	112.4	*100.0*	5
□ Gross margin	87.7	*74.4*	85.8	*76.4*	2
□ Operating expenses	63.9	*54.2*	63.5	*56.5*	1
□ Other operating expenses	3.1	*2.6*	0.7	*0.6*	356
□ EBITDA	30.4	*25.8*	27.7	*24.7*	10
□ Net financial expense	14.4	*12.2*	14.7	*13.1*	(2)
□ Net income before equity income	7.7	*6.5*	5.2	*4.6*	48

The main highlights in first nine months of 2002 performance were:

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

✓ 5% sales growth. Among the main book lines, the outstanding performance in the period was the 12% growth in the area of law books, stimulated by the sales of books related to the new Brazilian Civil Code (approved in mid-January/2002). Performance of educational books (sold to private market + government) was substantially in line with previous year, presenting a reduction of 1%. In most recent publishing areas, of economy/administration and para-educational books, sales increase was significant, of 41% and 18%, respectively;

✓ Gross margin reduction, from 76.4% in 2001 to 74.4% in 2002. Such drop is the consequence of an increase in production costs, including the collective labor agreement of the printing sector and some inputs affected by the dollar variance;

✓ Gain in operating expenses/net sales ratio, from 56.5% in 2001 to 54.2% in 2002. Such improvement is a result of cash management action implemented from the end of 2001, involving a significant rationalization of expenses;

✓ Significant increase in other operating income, from R$ 0.7 million in 2001 to R$ 3.1 million in 2002. It is important to mention that this account received the financial results of previous years, related to:

- Recording of R$ 0.9 million in financial expenses related to the adoption of a more conservative booking standard for the judicial action that discuss the 1994 monetary restatement;

- Reversal of R$ 2.4 million of financial expenses related to the contingent liability of "PIS" judicial action, paid with exemption of fines and interests (pursuant to the Provisional Measure no. 38 – "DOU" [Federal Government Gazette] of 05/15/02);

✓ 10% increase in operating cash generation measured by EBITDA, from R$ 27.7 million in 2001 to R$ 30.4 million in 2002;

✓ 2% reduction in net financial expenses. The main factor that negatively affected expenses was the substantial foreign exchange devaluation, affecting in R$ 16.1 million our liabilities denominated in Dollars. In spite of this impact, the final net financial income was favored by:

- A lower level of indebtedness;

- A positive result from foreign exchange transactions for the short-term installments of our liabilities in Dollars, generating a financial income of R$ 3.8 million;

✓ Net income improvement before equity income of subsidiary Livraria, from R$ 5.2 million in 2001 to R$ 7.7 million in 2002. In addition to the factors already mentioned, the increase in income was also favored by a net effect of R$ 0.7 million related to the non-operating income from assets sale.

INVESTMENTS

The main highlights for the 3rd quarter of 2002 were:

✓ Implementation of a new information system connecting head office and branches, providing a higher speed in sales attending and a reduction in expenditures related to logistics operations;

✓ Investments in reformulations of some of our main educational publishing works, aggregating pedagogical support special service packages with programs, lectures and exclusive sites.

We continue also open to study possible acquisitions of catalogs or companies in the sector, which result in efficient alternatives to our growth.

3. LIVRARIA SARAIVA

Aiming at a more precise analysis, we present below Livraria's main financial data, separating the results of the physical stores from those of the online retail business, carried on through the saraiva.com.br website. Livraria's aggregate data (physical stores + online retail) are informed in section 18.01 – subsidiary's income statement – of the quarterly information.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

PHYSICAL STORES

Results

R$ million

Description	Jan – Sep/02		Jan – Sep/01		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
□ Net sales	130.5	*100.0*	131.6	*100.0*	(1)
□ Gross margin	47.7	*36.5*	48.8	*37.1*	(2)
□ Operating expenses	47.1	*36.1*	46.5	*35.3*	1
□ Other operating expenses	(0.4)	*(0.3)*	0.3	*0.2*	(259)
□ EBITDA	7.1	*5.5*	8.8	*6.7*	(19)
□ Net income	(1.2)	*(0.9)*	0.2	*0.2*	(682)

Performance highlights at the physical stores were:

✓ 1% drop in net sales, in function of:

- economic recession context and consequent drop in consumer's trust level, directly reflecting in retail business;
- lower number of substantial publishing launchings in current year;
- less stores in operation during 2002, comparatively to the same periods in 2001, as the evolution table below:

Store type	09/30/02	09/30/01	06/30/02	06/30/01	03/31/02	03/31/01
Mega Store (1)	13	13	13	13	12	13
Traditional (2)	18	19	18	20	18	20
TOTAL	**31**	**32**	**31**	**33**	**30**	**33**

(1) - Mega Store Music Hall – Shopping Eldorado – SP – closed in Jan/02
- Mega Store Shopping Tijuca – RJ – launched in Abril/02

(2) - Store in Universidade São Judas – SP – closed in June/01
- Traditional store located in Shopping Tijuca – RJ – closed in Feb/02

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Under the concept "same stores", the growth noted was 1%, pointing out the performance of the comparable stores Mega Store type, which grew 4%, while the traditional comparable stores dropped 6%.

✓ Drop in gross margin, from 37.1% in 2001 to 36.2% in 2002. Such drop is due to 2 factors:

- changes in mix of products sold;
- a more aggressive policy of discounts in function of the retracted sales scenario.

✓ 1% increase in operating expenses. It is important to stress that several steps are being taken to rationalize expenses, including personnel reductions, which will contribute with gains to the expenses/sales ratio, mainly from 2003 on. It should also be remembered that expenses in 2002 are affected by:

- pre-operating expenses for the Mega Store launched in Shopping Tijuca – RJ;
- collective labor agreement of 8.1% in Dec/01;
- restructuring expenses related to the two Mega Stores located at the Shopping Eldorado in São Paulo, resulting in the closure of one of the stores, mix adjustment and expansion of another store.

✓ Impact of two extraordinary events appropriated to other operating results:

- reversal of financial expense from previous years related to the "PIS" judicial action contingent liability, paid with exemption of fines and interests (pursuant to the "MP" no. 38), affecting positively the income by R$ 1.4 million;
- provisioning of R$ 3.3 million in financial expenses from previous years, in function of the adoption of a booking standard more conservative for the judicial action contingent liability that discuss the 1994 monetary restatement.

✓ Reduction in profitability indicators. The reduction in sales and margin resulted in a lower EBITDA, from R$ 8.8 million in 2001 to R$ 7.1 million in 2002. The final net income went from a profit of R$ 0.2 million in 2001 to a loss of R$ 1.2 million in 2002.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

WORKING CAPITAL

As a result of investments in IT and the advances in purchase management, we again presented gains in working capital management during the first nine months of 2002. Inventory turnover was reduced to 3 days and the average days sales for payment of suppliers increased 2 days.

INVESTMENTS

During the 3rd quarter of 2002, we persisted seeking good investment opportunities, supported by assumptions of location, initial investment and operating costs, to allow a return higher than our average cost of capital.

Presently, there is one store already contracted, with launching forecasted to June/03:

✓ Unit located at Itaim, one of the most distinguished neighborhoods in São Paulo, within an important commercial spot under construction in this promising region.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

SARAIVA.COM.BR

Results

R$ million

Description	Jan – Sep/02		Jan – Sep/01		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
□ Net sales	16.4	*100.0*	11.0	*100.0*	49
□ Gross margin	6.1	*37.2*	4.1	*37.3*	49
□ Operating expenses	8.9	*54.3*	9.6	*87.9*	(8)
□ EBITDA	(2.2)	*(13.7)*	(5.1)	*(46.2)*	(56)
□ Net income	(1.9)	*(11.9)*	(3.8)	*(34.9)*	(49)

Performance highlights of e-commerce operations during the period January – September/2002 were:

✓ Significant 49% sales increase;

✓ Gross margin maintenance, 37.3% in 2001 and 37.2% in 2002;

✓ 8% reduction in operating expenses, representing 54.3% of net sales against 87.9% in same period of previous year. The higher efficiency obtained is a result of the successful rationalization steps taken ;

✓ 49% reduction in loss, dropping from R$ 3.8 million in 2001 to R$ 1.9 million in 2002. Analyzing separately the 3rd quarter, we noted that the loss was reduced from R$ 1.1 million in 2001 to R$ 0.4 million in 2002;

The positive results obtained in August/02 should be highlighted. We reached a record volume of R$ 3.0 million in gross sales. Net income, which we expected to be positive from December/02 on, already showed an income of R$ 19 thousand. Cash generation was positive by R$ 126 thousand.

The main performance indicators of our e-commerce operation are presented below:

Indicators	Sep/02	Sep/01
Customers (thousand)	640	450
"Page views"/month (million)	24	13
"Unique visitors"/month (thousand)	1,306	1,150
% on Livraria's total net sales	11.1	7.7
Average ticket (R$)	61	54

As showed in all indicators, we have a high confidence in the capacity of value generation that electronic retail operations must present in short and medium terms.

4. CONSOLIDATED

Net consolidated sales grew 4% in the period January – Septeber/2002 against an equal period in 2001, from R$ 248.8 million in 2001 to 258.8 million in 2002.

Net consolidated income for the first nine months of 2002 was R$ 4.5 million, against R$ 1.6 million in 2001, presenting a 185% growth.

In general, the increase in net income may be explained by the following factors:

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

✓ A good operating performance, both at the Publishing House and the Livraria, being that the gain obtained by the severe control of expenses exceeded the decreases in gross margins;

✓ The negative impacts of the strong foreign exchange devaluation in the period, and the adoption of a more conservative booking standard for the judicial action that discuss the 1994 monetary restatement were compensated by:

- indebtedness lower level;
- hedge transactions gain for the short-term installments of our liabilities denominated in Dollars;
- reversal of expenses related to the retirement of contingent liabilities.

✓ Non-operating income in sales of assets, with a R$ 0.7 million effect in net income.

5. CAPITAL STRUCTURE

Indebtedness

Net consolidated indebtedness continues presenting a significant reduction, from R$ 79.2 million in September/2001 to R$ 63.4 million in 2002.

Hedge

The liabilities exposed to foreign exchange variance are presently of US$ 6.9 million, with semiannual installments to be due between Dec/03 and June/06. Next short-term installments (Dec/02 and June/03) are protected against the foreign exchange risk through hedge transactions structured under favorable conditions (at the moment of hedge contracting, the Dollar quotation in market at sight was around R$ 2.30).

6. STOCK MARKET

The Board of Directors approved, in a meeting held on 08/21/02, the acquisition of up to 500 thousand shares (3.77% of total outstanding shares in the market) of its issuance to be kept in treasury. Until the date of this report, 286 thousand shares had been repurchased.

7. PROSPECTS

The competitive reality presently imposed is of unpredictability and quick changes. Only the companies that develop a capacity of continuous innovation will efficiently conquer markets.

At the **Publishing House**, we have been investing in the book concept advancement, producing publishing works with differentiated aggregated value and of significant utility to our targeted public. At the law website, there are almost 90 years of tradition and quality of law publishing contents, which are being made available with extreme speedy and several high technology tools. Our expectation is of a significant return potential in the average and long-terms.

At the **Livraria**, we continue focused to the identification of good investment opportunities for the expansion project of the physical stores' chain, besides committing efforts to the continuous improvement of working capital management. At the **online retail**, the investments are already yielding fruits. Our action is focused to the continuous improvement in services provided and to the logistics operations, reinforcing profitability gains.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – COMPANY NAME	3 - TAXPAYER ID # ("CNPJ")	4 – CLASSIFICATION	5 - % SHARE IN SUBSIDIARY'S CAPITAL STOCK	6 - % NET WORTH OF INVESTOR
7 – COMPANY TYPE		8 – NUMBER OF SHARES HELD IN PRESENT QUARTER (Thousand)		9 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER (Thousand)	
01	LIVRARIA E PAPELARIA SARAIVA S.A..	61.254.454/0001-83	CLOSED SUBSIDIARY	99.91	54.65
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57,490		57,490	

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Sales transactions through Internet

In order to disclose the results of the e-commerce operations made by Livraria e Papelaria Saraiva S.A., we present below such results, separately from net income for the period ended on September 30, 2002:

	07/01/2002 to 09/30/2002	01/01/2002 to 09/30/2002	07/01/2001 to 09/30/2001	01/01/2001 to 09/30/2001
Gross operating revenue	6,885	17,900	4,103	11,700
Deductions ("ICMS", "PIS" and "COFINS"	(657)	(1,540)	(296)	(743)
Net operating revenue	6,228	16,360	3,807	10,957
Cost of sales	(3,966)	(10,270)	(2,355)	(6,875)
Gross margin	2,262	6,090	1,452	4,082
Operating expenses				
Selling expenses	(2,568)	(8,205)	(2,762)	(8,862)
Management fees	(45)	(135)	(93)	(278)
Financial expenses	(85)	(160)	(20)	(247)
Depreciation and amortization	(188)	(548)	(168)	(489)
Other	1	4	0	0
	(2,885)	(9,044)	(3,043)	(9,876)
Loss before Inc.Tax and Social Contribution	(623)	(2,954)	(1,591)	(5,794)
Deferred Inc.Tax and Social Contribution	211	1,004	541	1,970
Net loss for the period	(412)	(1,950)	(1,050)	(3,824)

The data related to these operations have been reviewed by KPMG Auditores Independentes together with the report on special review related to the quarter ended on September 30, 2002.

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTIONS

Independent auditor's report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on September 30, 2002, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

November 7, 2002.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
3.01	Gross Revenue from Sales and/or Services	50,147	162,307	47,030	156,644
3.02	Deductions from Gross Revenue	(4,976)	(15,401)	(4,328)	(14,080)
3.03	Net Revenue from Sales and/or Services	45,171	146,906	42,702	142,564
3.04	Cost of Products and/or Services Sold	(27,687)	(93,120)	(26,171)	(89,705)
3.05	Gross Margin	17,484	53,786	16,531	52,859
3.06	Operating Income/Expenses	(19,196)	(58,506)	(18,053)	(58,193)
3.06.01	Selling Expenses	(12,793)	(41,777)	(12,723)	(41,262)
3.06.02	General and Administrative Expenses	(2,878)	(8,696)	(2,519)	(8,147)
3.06.02.01	Management fees	(345)	(974)	(261)	(789)
3.06.02.02	Other	(2,533)	(7,722)	(2,258)	(7,358)
3.06.03	Financial	(678)	(2,133)	(602)	(2,323)
3.06.03.01	Financial Income	387	758	374	742
3.06.03.02	Financial Expenses	(1,065)	(2,891)	(976)	(3,065)
3.06.04	Other Operating Income	0	0	3	292
3.06.05	Other Operating Expenses	(2,847)	(5,900)	(2,212)	(6,753)
3.06.05.01	Depreciation and Amortization	(1,763)	(5,485)	(2,199)	(6,724)
3.06.05.02	Other	(1,084)	(415)	(13)	(29)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(1,712)	(4,720)	(1,522)	(5,334)
3.08	Non-Operating Income	0	(131)	29	(88)
3.08.01	Other Income	0	0	29	0
3.08.02	Other Expenses	0	(131)	0	(88)

1.01 - IDENTIFICATION

"CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
1047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

UBSIDIARY/AFFILIATE

OMPANY'S NAME
JVRARIA E PAPELARIA SARAIVA S.A.

8.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

- CODE	2 – DESCRIPTION	3 – 07/01/2002 TO 09/30/2002	4 – 01/01/2002 TO 09/30/2002	5 – 07/01/2001 TO 09/30/2001	6 – 01/01/2002 TO 09/30/2001
.09	Income Before Taxes/Participations	(1,712)	(4,851)	(1,493)	(5,422)
.10	Provision for Inc. Tax and Social Contribution	0	0	0	0
.11	Deferred Income Tax	621	1,668	506	1,810
.12	Participations/Statutory Contributions	0	0	0	0
.12.01	Participations	0	0	0	0
.12.02	Contributions	0	0	0	0
.13	Reversal of Interest on Own Capital	0	0	0	0
.15	Income/Loss for the period	(1,091)	(3,183)	(987)	(3,612)
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.01896)	(0.05532)	(0.01715)	(0.06277)

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

18.02 – COMMENT ON THE PERFORMANCE OF SUBSIDIARY/AFFILIATE

SUBSIDIARY/AFFILIATE: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

REGISTRATION WITH THE "CVM" DOES NOT IMPLY ANY EVALUATION WHATSOEVER OF THE COMPANY, WHICH OFFICERS ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ" [1]
01047-2	**SARAIVA S/A LIVREIROS EDITORES**	**60.500.139/0001-26**
4 – TRADE NAME **EDITORA SARAIVA**		
5 – PREVIOUS CORPORATE NAME		
6- "NIRE " [Corporation Registry Number] **35300025300**		

[1] National Directory of Legal Entities

01.02 - HEAD OFFICE

1 - FULL ADDRESS			2 - LOCALITY OR DISTRICT	
Av. Marquês de São Vicente, 1697			**Barra Funda**	
3 - "CEP" [ZIP CODE] **01139-904**	4 - MUNICIPALITY **São Paulo**		5 – "UF" [STATE] **SP [São Paulo]**	
6 – AREA CODE **011**	7 - TELEPHONE **3613-3344**	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 – AREA CODE **011**	12 - FAX **3611-3308**	13 - FAX -	14 - FAX -	
15- E-MAIL **http:/www.editorasaraiva.com.br**				

01.03 – SHAREHOLDERS' DEPARTMENT

1- NAME				
João Luís Ramos Hopp				
2 – TITLE **Director of Finance and Relations with Investors**				
3 - FULL ADDRESS **Rua Edgar Theotônio Santana, 206**			4 - LOCALITY OR DISTRICT **Barra Funda**	
5 - "CEP" [ZIP CODE] **01140-030**		6 - MUNICIPALITY **São Paulo**	7 – "UF" [STATE] **SP [São Paulo]**	
8 - AREA CODE **11**	9 - TELEPHONE **3613-3263**	10 - TELEPHONE -	11 - TELEPHONE -	12 - TELEX
13 - AREA CODE **11**	14 – FAX **3619-3062**	15 - FAX -	16 - FAX -	
17 - E-MAIL jlhopp@editorasaraiva.com.br				

OTHER LOCATIONS TO ASSIST STOCKHOLDERS

18-ITEM	19-MUNICIPALITY	20–STATE	21–AREA CODE	22-TELEPHONE	23-TELEPHONE
01				-	-
02				-	-
03				-	-
04				-	-

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

01.04 – DIRECTOR OF RELATIONS WITH INVESTORS (Company Mailing Address)

1- NAME **João Luís Ramos Hopp**				
2 - FULL ADDRESS **Rua Edgar Theotônio Santana, 206**			3 - LOCALITY OR DISTRICT **Barra Funda**	
4 - "CEP" [ZIP CODE] **01140-030**		5 - MUNICIPALITY **São Paulo**	6 – "UF" [STATE] **SP [São Paulo]**	
7 – AREA CODE **011**	8 - TELEPHONE **3613-3263**	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE **011**	13 - FAX **3619-3062**	14 - FAX -	15 - FAX -	
16-E-MAIL **jlhopp@editorasaraiva.com.br**				

01.05 – REFERENCE/AUDITOR

1-BEGINNING OF LATEST FISCAL YEAR **01/01/2002**	2-END OF LATEST FISCAL YEAR **12/31/2002**
3-BEGINNING OF CURRENT FISCAL YEAR **01/01/2003**	4-END OF CURRENT FISCAL YEAR **12/31/2003**
5-AUDITOR'S NAME / COMPANY NAME **KPMG PEAT MARWICK**	6-"CVM" CODE **00418-9**
7-NAME OF PERSON IN CHARGE **Fernando Octavio Sepúlveda Munita**	8-"CPF" OF PERSON IN CHARGE **839.708.198-49**

01.06 – COMPANY CHARACTERISTICS

1 – STOCK MARKETS WHERE LISTED

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 – BUSINESS MARKET **Stock Market**
3 – TYPE OF STATUS **Operational**
4 – ACTIVITY CODE **1070100 – Publishing**
5 – MAIN ACTIVITY **PUBLISHING**

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

01.07 – *EQUITY CONTROL / SECURITIES*

1 – NATURE OF STOCK CONTROL		
Domestic Private		
2 – SECURITIES ISSUED BY COMPANY		
[X] Shares	[ ] Redeemable Shares	[ ] Simple Debentures
[ ] Debentures Convertible into Shares	[ ] Beneficiary Parties	[ ] Subscription Bonus

01.08 – PUBLICATION OF DOCUMENTS

1-NOTICE TO STOCKHOLDERS ON FINANCIAL STATEMENT AVAILABILITY	2- SHAREHOLDERS' MEETING MINUTE THAT APPROVED FINANCIAL STATEMENTS **05/10/2003**
3-SHAREHOLDERS' MEETING CALL FOR APPROVING FINANCIAL STATEMENTS **04/09/2003**	4-PUBLICATION OF FINANCIAL STATEMENTS **03/20/2003**

01.09 – NEWSPAPERS WHERE THE COMPANY DISCLOSES INFORMATION

1-ITEM	2 – NAME OF NEWSPAPER	3 - STATE
01	**DIÁRIO DO COMÉRCIO E INDÚSTRIA**	**SP**
02	**DIÁRIO OFICIAL DO ESTADO DE SP**	**SP**

01.10 – DIRECTOR OF RELATIONS WITH INVESTORS

1 - DATE	2 - SIGNATURE

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

02.01 – PRESENT BOARD OF DIRECTORS AND MANAGEMENT STRUCTURE

1-ITEM	2 – NAME OF OFFICER	3 – "CPF" [3]	4-ELECTION DATE	5-MANDATE TERM	6 – OFFICER'S TYPE OF CODE *	7 - TITLE
01	**JORGE EDUARDO SARAIVA**	**516.543.778-72**	**04/24/2003**	**AUG/2004**	**3**	**CHAIRMAN OF BOARD AND CEO**
02	**HENRIQUETA DA FONSECA SARAIVA**	**003.871.858-87**	**04/24/2003**	**AUG/2004**	**2**	**VICE-CHAIRMAN OF BOARD**
03	**RUY MENDES GONÇALVES**	**069.082.418-15**	**04/24/2003**	**AUG/2004**	**2**	**MEMBER OF BOARD**
04	**ALBERTO RIBEIRO GÜTH**	**759.014.807-59**	**04/24/2003**	**AUG/2004**	**2**	**MEMBER OF BOARD**
05	**JOÃO LUIS RAMOS HOPP**	**082.070.288-90**	**04/24/2003**	**AUG/2004**	**1**	**DIRECTOR OF FINANCE AND RELATIONS WITH INVESTORS**
06	**JOSÉ LUIZ MACHADO ALVIM PRÓSPERO**	**756.712.398-34**	**04/24/2003**	**AUG/2004**	**1**	**ADMINISTRATIVE DIRECTOR**
07	**WANDER SOARES**	**000.164.036-49**	**04/24/2003**	**AUG/2004**	**1**	**MARKETING DIRECTOR**
08	**HENRIQUE JOSÉ BRANCO BRAZÃO FARINHA**	**091.844.288-56**	**04/24/2003**	**AUG/2004**	**1**	**DIRECTOR OF ELECTRONIC PUBLICATION**

[3] INDIVIDUAL TAXPAYER REGISTRATION

* CODE: 1 – BELONGS ONLY TO MANAGEMENT;
2 – BELONGS ONLY TO THE BOARD OF DIRECTORS;
3 – BELONGS TO MANAGEMENT AND BOARD OF DIRECTORS.

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC EDUCATION OF EACH BOARD MEMBER AND OFFICER

JORGE EDUARDO SARAIVA

Economist, graduated by the Economics University School of São Paulo, Álvares Penteado Business School Foundation. Since 1959 he holds high administration functions in the company, being Chairman of the Board of Directors and Chief Executive Officer, having also been a Director of the Brazilian Book Board in 1965.

HENRIQUETA FONSECA SARAIVA

Professor graduated by the Caetano de Campos Institute, having attended the University of São Paulo elementary education-teaching program. Since 1962 she performs high administration functions in the company, being today a Vice-Chairman member of the Board of Directors.

RUY MENDES GONÇALVES

Economist, post-graduated in Business Administration by the Getúlio Vargas Foundation. Employee of Banco do Brasil from 1960 to 1969, he was a company Financial Assistant from 1969 to 1970, Managing Director from 1970 to 1973, Finance Director from 1973 to 1977 and Superintendent Director from 1978 to 1999. Today he is a member of the Board of Directors. He is also the Chief Executive Officer, Livraria e Papelaria Saraiva S/A.

JOSÉ LUIZ MACHADO ALVIM DE PRÓSPERO

Graduated in Business Administration by the Getúlio Vargas Foundation in 1976. He has been working for the company since 1976, where he began as a Planning Assistant, being presently Administrative Director, Saraiva S/A Livreiros Editores, and Superintendent Director, Livraria e Papelaria Saraiva S/A.

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC EDUCATION OF EACH BOARD MEMBER AND OFFICER

WANDER SOARES

Accounting Technician, Accounting Science Bachelor, Business Manager and Economist. Worked at Editora Ática from 1975 to 1990 as the Marketing Director. In May, 1990 he entered the Saraiva Organization as the Marketing Director.

JOÃO LUIS RAMOS HOPP

Civil Engineer graduated by the Mackenzie Institute in 1986, having attended the Getúlio Vargas Foundation post-graduation program ("CEAG") in São Paulo, business administration master ("MBA") by the Getúlio Vargas Foundation. He entered the company in 1990 as a Production Manager, and is presently the Director of Finance and Relations with Investors.

HENRIQUE JOSÉ BRANCO BRAZÃO FARINHA

Economist graduated by "FEA-USP", having attended the General Administration and Marketing post-graduation program at "EAESP-FGV". He entered the company in 1996 as Academic Publishing Director, and today is Director of Electronic Publications.

ALBERTO RIBEIRO GÜTH

Engineer graduated by the Military Engineering Institute ("IME-RJ") and Master in Business Administration by the Wharton Business School (USA). He was partner-director of *Investidor Profissional Gestão de Recursos* from 1993 until 2003; he worked at *Esso Brasileira de Petróleo* between 1984 and 1993. He is presently a partner-director of *Angra Partners Consultoria*.

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

03.01 – EVENTS RELATED TO CAPITAL STOCK DISTRIBUTION

1 – BASE EVENT	2 – EVENT DATE	3 – INDIVIDUALS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENT	6 – PREFERRED SHARES WITH VOTING RIGHTS
SHAREHOLDERS' MEETING	**04/24/2003**	**97**	**4**	**NO**	**NO**
7 – PREFERRED SHARES WITH VOTING RIGHTS					
8 – DATE OF LATEST SHAREHOLDERS' AGREEMENT					

03.02 – STOCK POSITION OF SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES WITH VOTING RIGHTS

1-ITEM	2-NAME/CORPORATE NAME					3-"CPF/CNPJ"	4-NATIONALITY		5-STATE
6-COMMON SHARES (Units)	7-%	8-PREFERRED SHARES (Units)	9-%	10-TOTAL SHARES (Units)	11-%	12-CAPITAL STOCK STRUCTURE	13-PART. SHAREHOLDERS' AGREEMENT	14-HOLDING CO.	
01	**JORGE EDUARDO SARAIVA**					**516.543.778-72**	**BRAZILIAN**		**SP**
3,636,635	**37.79**	**85,744**	**0.63**	**3,722,379**	**16.00**			**YES**	
02	**HENRIQUETA FONSECA SARAIVA**					**003.871.858-87**	**BRAZILIAN**		**SP**
1,767,375	**18.37**	**172,550**	**1.26**	**1,939,925**	**8.34**			**YES**	
07	**OLGA MARIA BARBOSA SARAIVA**					**531.003.108-10**	**BRAZILIAN**		**SP**
1,131,364	**11.76**	**93,925**	**0.69**	**1,225,289**	**5.26**			**YES**	
97	**TREASURY SHARES**								
0	**0.00**	**286,300**	**2.10**	**286,300**	**1.23**				
98	**OTHER**								
3,086,939	**32.08**	**13,008.371**	**95.32**	**16,095,310**	**69.17**				
99	**TOTAL**								
9,622,313	**00.00**	**13,646,890**	**00.00**	**23,269,203**	**100.00**				

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

04.01 – CAPITAL STOCK STRUCTURE

1 – Date of Latest Change: 04/24/2003

2-ITEM	3-TYPE OF SHARES	4-NOMINATIVE OR BOOK ENTRY	5-NOMINAL VALUE (Reais)	6-NUMBER OF SHARES (Units)	7-SUBSCRIBED (Thousand Reais)	8-PAID-UP (Thousand Reais)
01	**COMMON**	**BOOK ENTRY**		**9,622,313**	**16,425**	**16,425**
02	**PREFERRED**	**BOOK ENTRY**		**13,646,890**	**23,296**	**23,296**
03	**PREF.CLASS A**			**0**	**0**	**0**
04	**PREF.CLASS B**			**0**	**0**	**0**
05	**PREF.CLASS C**			**0**	**0**	**0**
06	**PREF.CLASS D**			**0**	**0**	**0**
07	**PREF.CLASS E**			**0**	**0**	**0**
08	**PREF.CLASS F**			**0**	**0**	**0**
09	**PREF.CLASS G**			**0**	**0**	**0**
10	**PREF.CLASS H**			**0**	**0**	**0**
11	**PREF. OTHER**			**0**	**0**	**0**
99	**TOTALS**			**23,269,203**	**39,721**	**39,721**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

04.02 – SUBSCRIBED CAPITAL STOCK AND CHANGES IN LAST THREE YEARS

1-ITEM	2-DATE OF CHANGE	3-CAPITAL STOCK VALUE (Thousand Reais)	4-VALUE OF CHANGE (Thousand Reais)	5-SOURCE OF CHANGE	7-NUMBER OF SHARES ISSUED (Units)	8-ISSUING SHARE PRICE (Reais)
01	**04/26/2001**	**34,693**	**233**	**Capital Reserve**	**0**	**0.0000000000**
02	**07/26/2001**	**34,715**	**22**	**Capital Reserve**	**0**	**0.0000000000**
03	**04/25/2002**	**36,880**	**2,165**	**Capital Reserve**	**0**	**0.0000000000**
04	**04/24/2003**	**39,721**	**2,841**	**Capital Reserve**	**0**	**0.0000000000**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

04.04 – AUTHORIZED CAPITAL STOCK

1-QUANTITY (Units)	2-VALUE (Thousand Reais)	3-DATE OF AUTHORIZATION
23,769,203	**0**	**04/25/2002**

04.05 – AUTHORIZED CAPITAL STOCK STRUCTURE

1-ITEM	2-TYPE	3-CLASS	4-QUANTITY OF AUTHORIZED SHARES TO ISSUE (Units)
01	**PREFERRED**		**500,000**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

05.01 – TREASURY SHARES

1-ITEM	2-TYPE OF SHARES	3-CLASS	4-MEETING	5-TERM FOR ACQUISITION	6-QUANTITY TO BE ACQUIRED (Units)	7-AMOUNT TO BE DISBURSED (Thousand Reais)	8-QUANTITY ALREADY ACQUIRED (Units)	9-AMOUNT ALREADY DISBURSED (Thousand Reais)
01	**PREFERRED**		**08/21/2002**	**3 MONTHS**	**500,000**	**0**	**286,300**	**2,479**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

06.01 – EARNINGS DISTRIBUTED IN THE LAST THREE YEARS

1-ITEM	2-EARNINGS	3-EVENT OF DISTRIBUTION APPROVAL	4-DATE OF DISTRIBUTION APPROVAL	5-END OF FISCAL YEAR	6-NET PROFIT OR LOSS FOR THE PERIOD (Thousand Reais)	7-VALUE OF EARNINGS PER SHARE	8-TYPE OF SHARES	9-CLASS OF SHARES	10-AMOUNT OF EARNINGS (Thousand Reais)	11-PAYMENT BEGINNING DATE
01	[1]	[2]	**04/26/2001**	**12/31/2000**	**12,873**	**0.3597229500**	**COMMON**		**3,461**	**06/25/2001**
02	[1]	[2]	**04/26/2001**	**12/31/2000**	**12,873**	**0.0359722950**	**PREFERRED**	**A**	**114**	**06/25/2001**
03	[1]	[2]	**04/26/2001**	**12/31/2000**	**12,873**	**0.3597229500**	**PREFERRED**	**B**	**4,856**	**06/25/2001**
04	[1]	[2]	**04/25/2002**	**12/31/2001**	**12,952**	**0.3379701400**	**COMMON**		**3,252**	**06/20/2002**
05	[1]	[2]	**04/25/2002**	**12/31/2001**	**12,952**	**0.3379701400**	**PREFERRED**		**4,612**	**06/20/2002**
07	[1]	[2]	**04/24/2003**	**12/31/2002**	**14,297**	**0.3748812200**	**COMMON**		**3,607**	**05/30/2003**
08	[1]	[2]	**04/24/2003**	**12/31/2002**	**14,297**	**0.3748812200**	**PREFERRED**		**5,009**	**05/30/2003**

[1] INTEREST ON OWN CAPITAL
[2] SHAREHOLDERS' MEETING

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

06.03 – BYLAW PROVISIONS FOR CAPITAL STOCK

1-ITEM	2-TYPE OF SHARE	3-CLASS OF SHARE	4-% OF CAPITAL STOCK	5-% TYPE OF FIXED DIVIDEND	6-% TYPE OF MINIMUM DIVIDEND	7-% TYPE OF CUMULATIVE DIVIDEND	8-BASIS OF COMPUTATION	9-CAPITAL REIMBURSEMENT ESTIMATE	10-PREMIUM	11-VOTING RIGHT
01	**PREFERRED**		58.65	**0.00**	**25.00**	**0.00**	[1]	**NO**	**NO**	**NO**
02	**COMMON**		41.35	**0.00**	**25.00**	**0.00**	[1]	**NO**	**NO**	**YES**

[1] BASED ON PROFIT

06.04 – CHANGE IN COMPANY BYLAWS

1-DATE OF LATEST CHANGE IN COMPANY BYLAWS	2-OBLIGATORY DIVIDEND (% OF PROFIT)
04/24/2003	**25.00**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

07.01 – MANAGEMENT'S COMPENSATION AND PROFIT SHARE

1-MANAGEMENT PROFIT SHARE	2-AMOUNT OF MANAGEMENT GLOBAL COMPENSATION (Thousand Reais)	3-FREQUENCY
YES	**400**	**MONTHLY**

07.02 – PARTICIPATION AND CONTRIBUTION IN LAST THREE YEARS

1 – FINAL DATE OF LATEST FISCAL YEAR: 12/31/2002
2 – FINAL DATE OF PENULTIMATE FISCAL YEAR: 12/31/2001
3 – FINAL DATE OF ANTEPENULTIMATE FISCAL YEAR: 12/31/2000

4-ITEM	5-DESCRIPTION OF PARTICIPATION AND CONTRIBUTIONS	6-AMOUNT IN LATEST FISCAL YEAR (Thousand Reais)	7-AMOUNT IN PENULTIMATE FISCAL YEAR (Thousand Reais)	8-AMOUNT IN ANTEPENULTIMATE FISCAL YEAR (Thousand Reais)
01	**PARTICIP.-DEBENT. HOLDER**	**0**	**0**	**0**
02	**PARTICIPATION-EMPLOYEES**	**0**	**0**	**0**
03	**PARTICIPATION-OFFICERS**	**1,589**	**1,439**	**1,430**
04	**PARTICIPATION-BENEFICIARIES**	**0**	**0**	**0**
05	**CONTRIBUTIONS TO AID FUND**	**0**	**0**	**0**
06	**CONTR. SOCIAL SECURITY FUND**	**0**	**0**	**0**
07	**OTHER CONTRIBUTIONS**	**0**	**0**	**0**
08	**NET INCOME FOR THE YEAR**	**14,297**	**12,952**	**12,873**
09	**NET LOSS FOR THE YEAR**	**0**	**0**	**0**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

07.03 –HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1-ITEM	2- NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3-"CNPJ"	4-CLASSIFICATION	5-% HOLDING IN INVESTED COMPANY'S CAPITAL STOCK	6-% STOCKHOLDERS' EQUITY OF HOLDING CO.
7-TYPE OF COMPANY					
01	**LIVRARIA E PAPELARIA SARAIVA S/A**	**61.254.454/0001-83**	**FULL SUBSIDIARY**	**99.91**	**56.07**
COMMERCIAL, INDUSTRIAL, AND OTHER COMPANIES					

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

09.01 – COMPANY BRIEF HISTORY

Chronology of Facts and Events

1914 – Foundation.
1917 – Beginning of publication of law books.
1946 – Launching of the Saraiva Collection.
1947 – Change to S.A.
1967 – Incorporation of Livraria Saraiva Ltda. and Papelaria Saraiva Ltda. 1970 – Beginning of production of didactic books.
1972 – Exit from Printing Business.
1972 – Change of the Publisher's Business to an open capital Corporation.
1972 – Merger of Livraria Saraiva Ltda. and Papelaria Saraiva Ltda. into Livraria e Papelaria Saraiva S.A.
1974 –Strengthening of position in the market of law books.
1975/76 – Beginning of a new distribution structure through exclusive distributors and opening of branches.
1975 – Increase in market share of didactic books.
1976 – Completion of new headquarters construction.
1976 – Opening of two new subsidiaries: Saraiva S.A. – Empreendimentos Imobiliários and Editora Saraiva Ltda.
1977 – Launching of Saraiva Encyclopedia of Law.
1977 – Launching of shares, working capital strengthening.
1978 – Change in management – February/78 – 5 basic points.
1. Concentration of company's efforts and resources to develop:
1.1 – area of didactic books (elementary and secondary education);
1.2 – area of law, economics, administration and educational academic books;
1.3 – subsidiary company Livraria e Papelaria Saraiva S.A., dedicated to the business of books and stationery shop;
2. Publishing and marketing plan for a significant participation in the sales program of didactic books to "FENAME" (National Foundation of School Supplies). At that time Saraiva was the penultimate among the 25 publishers participating in the program;
3. Development of a strategic plan to make its subsidiary a profitable company again;
4. Termination of subsidiaries: Saraiva S.A. – Empreendimentos Imobiliários and Editora Saraiva Ltda.;
5. Significant strengthening in trade structure of academic books.
1979 – Launching of shares –working capital strengthening.

09.01 -COMPANY BRIEF HISTORY

1980 – In March 1980, due to the negative context expectations, management decided to develop strategies aiming at:

1. Rationalizing company expenditures in all levels.
2. Eliminating the participation of capital borrowings due to the expectation of high interest rates that would be standardized in financing.

1981 – In 06/30/81 balance sheet, results of the plan prepared in 1978 may be seen below:

1. Investments were focused on the area of didactic, academic books and stationery trading.
2. Saraiva went from the penultimate to the 5th position among the 25 publishers participating in the "FENAME" program.
3. Subsidiary Livraria e Papelaria Saraiva S.A.'s profitability presented meaningful recovery when compared to the results achieved on 06/30/77.
4. The trading structure for academic books was significantly strengthened.
5. Saraiva S.A. Livreiros Editores becomes one of the most profitable companies in the industry, operating without the utilization of capital borrowings.

1982 – Launching of the final book of the 78 volumes that form the Saraiva Encyclopedia of Law, one of the most complete law encyclopedias in the world.

1982 – Change of fiscal year closing date from June 30 to December 31 of each year.

1983 – Subsidiary Livraria e Papelaria Saraiva S.A. performs an extensive reformation to its store in Rua Augusta, transforming it in one of the most modern bookstores of the country, and inaugurates its 6th store, at Rua Teodoro Sampaio.

1985 – Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 7th store, at Rua João Cachoeira.

1986 – Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 8th store, at the Av. Rebouças Eldorado Shopping Center.

1987 – Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 9th store, at the Center Vale Shopping, in São José dos Campos.

1988 – Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 10th store, downtown Rio de Janeiro.

Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 11th store, at the Morumbi Shopping Center.

Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 12th store, at the Interlagos Shopping Center.

09.01 – COMPANY BRIEF HISTORY

1989 – Beginning of book publishing in the area denominated General Interest, reaching a more extensive consumer public, in the sense of publishing self-help books. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 13th store, at Rua 7 de Abril downtown São Paulo. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 14th store, at the Paulista Shopping Center.

1990 - Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 15th store, at the Iguatemi Shopping Center in Campinas. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 16th store, at the Ibirapuera Shopping Center.

Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 17th store, at the Catuaí Shopping, in Londrina.

1991 - Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 18h store, at the West Plaza Shopping Center.

Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 19th store, at the São José do Rio Preto Shopping Center. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 20th store, at the Müller Shopping Center, in Curitiba. Acquisition of a 29,000 square meter land in Guarulhos, where a 10,000 square meter storage area was built for the installation of a print shop and a raw material storeroom.

1992 - Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 21st store, at the Iguatemi Shopping Center, in São Paulo.

Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 22nd store, at the Galleria Shopping Center, in Campinas. Inauguration of print shop and raw material storeroom facilities, with the purpose of assisting a significant portion of our book production.

1993 - Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 23rd store, downtown Recife. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 24th store, downtown Santo André. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 25th store, downtown Belo Horizonte. Beginning of activities of the new subsidiary Saraiva Data Ltda, operating in the trade of electronic publishing products for the law area.

1994 – On 02/28/94, Saraiva S.A. Livreiros Editores incorporated its indirect subsidiary Distribuidora Saraiva de Livros Ltda. Inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 26th store, in the city of Ribeirão Preto – SP [State of São Paulo]. In less than a year, Saraiva Data Ltda (a new subsidiary since October/93) assumed a strong leading position in the electronic publishing market for the law environment, through its first product ("LIS" – Saraiva's Electronic Legislation).

09.01 – COMPANY BRIEF HISTORY

1995 – In March 1995, Saraiva S.A. Livreiros Editores acquired a 13,000 square meter land with the purpose of building the company's new headquarters. In August 1995, Saraiva Data introduced its second CD-ROM product, the "JUIS" (Saraiva's Electronic Jurisprudence). This product is the result of a convention between Saraiva Data and several Justice Courts and the 1st and 2nd Civil Court of Appeals in São Paulo. It contains court amendments and allows lawyers to have fast access to an extensive consulting jurisprudence material. In August, 1995, inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 27th store, at the D&D Shopping, in São Paulo.

In December 1995, inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 28th store, in the city of Brasília – DF [Federal District].

1996 – In May/96, inauguration of subsidiary Livraria e Papelaria Saraiva S.A.'s 29th store, at the Eldorado Shopping, in São Paulo, the chain's first Mega Store, changing the concept of bookstore within the country through important innovations like automation, agreeable environment and diversity of products. In the second half of 1996, the inauguration of three more stores of subsidiary Livraria e Papelaria Saraiva S.A. took place, two of them located in the city of Rio de Janeiro, at the Iguatemi and Tijuca Shoppings. The other store was inaugurated at the Ibirapuera Shopping, in São Paulo. This is the chain's second Mega Store. Besides the improvements already seen in the first Mega Store located at the Eldorado Shopping in São Paulo, this store has an extensive space reserved for the trading of audio and video products and also has, as an additional enticement, a Cyber Coffee & Book with PCs connected to Internet. This store is, without question, the biggest of its nature in Latin America. In November, the reformation of the important store at Praça da Sé was completed, so providing a better comfort to customer and easiness in book searching, with three levels of elevators, in a sales area of approximately 500 square meters. Considering the strategy of concentrating efforts to open Mega Stores, the small stores that have not been giving the desired return are being reassessed. Therefore, three stores were closed, one at Rua Teodoro Sampaio in São Paulo, one in the city of Londrina and another in the city of Curitiba. Saraiva Data created three more products: The first one was the book in CD-ROM version "Penal Process Code with Remarks", of Damásio E. de Jesus. The second was the book of Theotonio Negrão "Civil Code with Remarks" in CD-ROM version. The third product is composed of two books in one single CD-ROM: "Comments on "CLT" [Consolidation of Labor Laws] and New Labor Jurisprudence", of Valentim Carrion. A capital stock increase of R$ 7,200 thousand was approved.

1997 – In 1997, the inauguration of subsidiary Livraria e Papelaria Saraiva's 4 Mega Stores took place, strategically located at excellent commercial spots:

09.01 – COMPANY BRIEF HISTORY

- Saraiva's Ouvidor Mega Store, located at Rua do Ouvidor, in Rio de Janeiro – June;
- Saraiva's Morumbi Mega Store, located at the Morumbi Shopping, in São Paulo – August;
- Saraiva's Center Norte Mega Store, located at the Center Norte Shopping, in São Paulo – October;
- Saraiva's Eldorado Music Hall, located at the Eldorado Shopping Center, in São Paulo – December;

In February/97, computerization and modernization of the store located at the Iguatemi Shopping Center, in São Paulo, was completed. Continuing with the process of closing the stores not generating value, the store located in Belo Horizonte was closed in 1997. During 1997, it was approved a financing for the implementation project of Mega Stores in the biennial 97/98, in the amount of R$ 15.2 million with "BNDES" [National Economical Development Bank]. Aiming at rationalizing gains and optimizing resources, the subsidiary Saraiva Data was incorporated by Saraiva S/A Livreiros Editores. The first titles of the just created area of economics and administration books were introduced by year-end.

1998 – Inauguration of subsidiary Livraria e Papelaria Saraiva S/A's 2 more Mega Stores.

- Saraiva's Campinas Mega Store, located at the Iguatemi Shopping, in Campinas, SP – March;
- Saraiva's Praia de Belas Mega Store, located at the Praia de Belas Shopping, in Porto Alegre, RS [State of Rio Grande do Sul] – November;
- Other Livraria's highlights in 1998:
- Closing of the store located at the Galleria Shopping, in Campinas, SP;
- Automation of the store located at the D&D Shopping, in São Paulo;
- Introduction of an Internet site for sales and services to customers.

A financial agreement with IFC (International Finance Corporation) in the amount of US$ 15 million was approved in the month of April.

In the month of July Editora Saraiva acquired Editora Atual, strengthening its rank in the market of didactic books.

1999 – Inauguration of subsidiary Livraria e Papelaria Saraiva S/A's 2 Mega Stores:

- New York City Center Mega Store – new entertainment center annexed to the Barra Shopping, in Rio de Janeiro – November.
- Jardim Anália Franco Mega Store – Jardim Anália Franco Shopping, in São Paulo – November.

09.01 – COMPANY BRIEF HISTORY

Other Livraria's highlights in 1999:

- Closing of the store located at Rua José Bonifácio, in São Paulo;
- Implementation of "PDVs" in all of our conventional stores;
- First full operation year of our sales platform via Internet.

In the holding company Saraiva S/A Livreiros Editores, the main events in 1999 were:

- Incorporation of the subsidiary Editora Atual S/A – July.
- Inauguration of the 14th branch, located in Fortaleza – November.

2000 – Inauguration of the four first Mega Stores at the 2nd phase of the chain expansion project for physical stores:

- M Sh N Shopping – RP
- M Sh Rio Sul – RJ
- M Sh Crystal – CUR
- M Sh Morumbi II - SP

Other highlights for the Livraria in 2000:

- Inauguration of an exclusive distribution center for e-commerce transactions.
- Closing of the conventional format store located downtown Ribeirão Preto – SP.

In holding company Saraiva S/A Livreiros Editora, these were the highlights:

- Acquisition of the publishing supply of Editora Renascer.
- Construction of a new distribution center next to our print shop in Guarulhos – SP.
- Implementation of a business management integrated software, directed to accounting and finance.
- Implementation of CRM (Customer Relationship Management) in our business unit Saraiva Data.
- Preparation for launching a portal directed to law users (http://www.saraivajur.com.br).
- Launching of a site for relationship with investors (http://sf.editorasaraiva.com.br).

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

09.01 – COMPANY BRIEF HISTORY

2001

Livraria:

- Consolidation of two Mega Stores located at Shopping Eldorado – SP into a single store, adjusting the product mix offered
- Closing of the store located inside São Judas University – SP
- Launching of the e-business site new version
-

Editora:

- Launching of the law portal, offering online products and services to all law users
- Acquisition of the small publishing supply of Solução Editora de São Paulo
- Closing of the Bauru branch in December/2001

2002

Livraria:

- Inauguration of the Mega Store Sh Tijuca, in Rio de Janeiro
- Closing of the Shopping Tijuca Conventional Store

Editora:

- Performance of the first transactions with company's level 1 ADRs

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

09.02 – CHARACTERISTICS OF THE OPERATING AREA

Editora Saraiva is engaged in the publishing market, having as its main products:

- Didactic Books – directed to the 1st and 2nd levels. These are schoolbooks.
- Law Books – directed to students and professionals in the Law area.
- Administration and Economics Books – directed to students and professionals of such area.
- General Interest Books – directed to an extensive consumption market.
- Para-didactic Books – directed to extra-class reading and to education complement and support to first level students.
- Saraiva Data – operates in the trade of publishing computerized products, addressed to the law area.

In 2002, the Ministry of Education, through "FNDE", made a significant purchase of didactic books for free distribution to country's poor students.
Company's direct subsidiary, Livraria e Papelaria Saraiva S.A. engages in the retail sector of trading books and publications in general, stationery items, office supplies, school items, toys, CD-ROMs, audio and video recordings and software for computers and electric and electronic devices.

09.03 – BUSINESS SEASONAL PERIODS

Given the characteristics of the market in which it operates, sales destined to Private Market present a high seasonality, with a higher concentration in the beginning of the school year.

JAN to MAR - 55.3%
APR to JUN - 11.9%
JUL to SEP - 15.0%
OCT to DEC - 17.8%

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

10.01 – PRODUCTS AND SERVICES PROVIDED

1-ITEM	2-PRINCIPAL PRODUCTS AND/OR SERVICES	3-NET REVENUE %
01	**Didactic and Para-didactic Books**	**64.75**
02	**Law Books**	**31.19**
03	**Computerized Law Products**	**1.08**
04	**General Interest Books**	**.91**
05	**Economics and Administration Books**	**2.07**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

10.02 – RAW MATERIALS AND SUPPLIERS

1-ITEM	2-RAW MATERIAL	3-IMPORTATION	4-AMOUNT OF IMPORTATION (Thousand Reais)	5-LOCAL MARKET AVAILABILITY	6-EXTERNAL MARKET AVAILABILITY
7-NAME OF SUPPLIER		8-TYPE OF SUPPLIER			9-% SUPPLY ON COMPANY'S TOTAL PURCHASES
01	**PAPER**	**NO**	**0**	**YES**	**YES**
VCP – VOTORANTIN CELULOSE E PAPEL		**NOT CONNECTED**			**63.24**
02	**PAPER**	**NO**	**0**	**YES**	**YES**
RIPASA		**NOT CONNECTED**			**20.63**
03	**PAPER**	**NO**	**0**	**YES**	**YES**
Miscellaneous		**NOT CONNECTED**			**16.13**

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

10.03 – MAIN CUSTOMERS BY PRODUCTS AND/OR SERVICES

1-ITEM	2-ITEM	3-NAME OF PRODUCT / NAME OF CUSTOMER	4- SHARE % OF CUSTOMER ON NET REVENUE
001		**DIDACTIC BOOKS**	
001	**001**	**"FNDE" (NATIONAL FUND FOR EDUCATION DEVELOPMENT)**	**25.22**
002		**DIDACTIC, ACADEMIC, ECON./ADMINIST. BOOKS, CD-ROMs, GENERAL INTEREST**	
002	**002**	**OTHERS (NONE HIGHER THAN 10%)**	**74.78**

11.01 – PRODUCTION PROCESS

Saraiva S.A. Livreiros Editores, in order to prepare its products, counts on internal resources and also on external resources to the company. The whole publishing process begins with the author, who produces an original of the work to be published. Analysis of the original involves publishing, marketing and financial aspects. After the original reaches its final format, it is directed to the electronic editing. In this phase all the illustrations and photos are prepared.

Once the electronic editing is finished, the photolithographs, which are the basis for book printing, will be prepared.

The workflow follows this schedule:

1. Author writes original.

2. Publisher analyses the project to approve or not publishing it.

3. If approved, the original is directed to the originals' preparation, which revises the author's text and standardizes it in accordance with the publisher's rules.

4. The final original follows to computer typing (internally or externally).

5. The typed text must then be paginated (diagramed) (internally or externally).

6. After the text is paginated, it has to be revised. A reading of the text paginated is made, which is called 1st proof, by comparing it against the original. That is the 1st proof revision.

7. Errors are directed to electronic editing, in order to be corrected.

8. In the event that the work contains illustrations and/or photos, these have to be prepared and approved by the art publisher (internally or externally).

9. After the illustrations and/or photos are completed, they will be scanned, in order to be placed at the correct position on the page, in the work's digital file (internally or externally).

10. Following, a new printing proof must be generated, in order to make a new revision, the 2nd revision proof.

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

11.01 – PRODUCTION PROCESS

11. From this point until electronic editing completion, corrections have to be made, as well as revision of the corrected pages, until there are no more pages with errors.

12. The photolithographs are generated from the electronic file of the work, being the basis for printing (internally or externally).

13. The photolithographs are directed to the print shop, for printing and performing the work's final touch (internally or externally).

11.02– TRADING PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

Trading

Trading is performed through bookstores and schools.

Purchase through the Ministry of Education ("FNDE") has been significant.

Advertising is directed basically to teachers, through our team of promoters.

Distribution

Distribution to bookstores and schools is performed by the company, through its headquarters in São Paulo and its branches with warehouses in: Rio de Janeiro, Curitiba, Porto Alegre, Belo Horizonte, Recife, Salvador, Belém, Manaus, Brasília, Goiânia, Ribeirão Preto, Campo Grande e Fortaleza.
Sales to Aracaju, Fortaleza, Vitória, Maceió, São Luiz, Blumenau, Florianópolis, Joinville, Campina Grande, Uberlândia, Rio Branco and Porto Velho, are performed through our representatives.

Markets

Sales are performed solely to the internal market, divided by regions as follows:

- North / Northeast: - 19%
- Center – West: - 10%
- Southeast: - 29%
- São Paulo: - 32%
- South: - 10%

Exports

Does not apply to the company.

11.03 – POSITION IN THE COMPETITION PROCESS

Competitors in the Publishing Line of Didactic and Para-ditactic Books

The publishing line of Editora Saraiva's didactic and para-ditactic books is the third largest in the country in terms of sales, staying behind only of the publishing groups Ática-Scipione and FTD. Ranking 4th in terms of sales is the Editora Moderna and finally in 5th among didactic and para-ditactic book publishers is Editora do Brasil.

Competitors in the Law Books Publishing Line

Editora Saraiva is the most traditional law book publisher in the country, presently with a 50% market share. The main competitors of Editora Saraiva in such segment of law books are Editora Revista dos Tribunais, Editora Atlas, Editora Forense and Editora LTR.

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

13.01 – PROPERTIES

1-ITEM / 4-MUNICIPALITY	2-TYPE OF PROPERTY / 5-STATE	6-TOTAL AREA (THOUSAND SQ. M)	7-AREA CONSTRUCTED (THOUSAND SQ. M)	8-AGE (YEARS)	9-INSURANCE	3-ADDRESS / 10-MORTGAGE	11-RENT FROM THIRD PARTIES	12-DATE OF CONTRACT	13-EXPIRATION OF RENT
14-REMARKS									
01	**BUILDING**					**AV. MARQUÊS DE SÃO VICENTE 1697**			
SÃO PAULO	**SP**	**6,384.000**	**6,812.000**	**26**	**YES**	**NO**	**NO**		
02	**DEPOSIT**					**RUA AMÂNCIO GAIOLLI, 1146**			
GUARULHOS	**SP**	**28,621.000**	**18,387.000**	**10**	**YES**	**NO**	**NO**		
03	**LAND**					**ESTRADA MUNICIPAL S/N**			
GUARULHOS	**SP**	**37,000.000**	**0.000**	**0**	**NO**	**NO**	**NO**		

14.03 – OTHER INFORMATION DEEMED IMPORTANT TO BETTER UNDERSTANDING THE COMPANY

Sales transactions through Internet

With the purpose of disclosing the resultant e-commerce transactions performed by Livraria e Papelaria Saraiva S.A., such transactions are presented separately from net income for the year:

	2002	**2001**
Gross operating revenue	24,892	16,564
Deductions (ICMS, PIS and COFINS) [Sales Taxes]	(2,422)	(1,272)
Net operating revenue	22,470	15,292
Cost of sales	(14,589)	(9,399)
Gross margin	7,881	5,893
Operating expenses		
Selling	10,989	13,193
Management fees	186	368
Financing	291	392
Depreciation and amortization	739	661
Other	33	-
	12,172	14,614
Loss before income tax and social contribution	(4,291)	(8,721)
Income tax and social contribution	1,459	2,902
Net loss for the year	(2,832)	(5,819)

14.05 – INVESTMENT PROJECTS

During 2002, we have identified opportunities to invest R$ 9.7 million according to our modernization and expansion strategy, with a return expectation higher than our cost of capital.

The main **Editora**'s investments were:

- Reformation of some of our main didactic publishing works, aggregating special service packages for pedagogic support, including programs, seminars and exclusive sites.
- Launching of 57 works related to the expected new Brazilian Civil Code, aiming at taking advantage at maximum speed of the opportunity window created from the sales potential that such a substantial law amendment aggregates.

- Implementation of a business intelligence tool, complementing the functionalities of the business management integrated software implemented in 2001.
- Development and implementation of a new information system to interlink head office to all branches, providing more swiftness in sales support and reduction in expenditures related to logistics operations.
- Significant development of our portal destined to law users (www.saraivajur.com.br), through the launching of new products and services:
  - launching of 6 new products, extending to 27 the total of products traded online;
  - taking advantage of synergies with other Saraiva's business areas, through integrated marketing campaigns and a link to our electronic retail site;
  - availability of new research and navigation tools.

It is worth mentioning that Saraiva received in 2002 the award Automation from EAN Brasil – Brazilian Automation Association – in acknowledgment for the high degree of technological modernization and efficiency in the supply chain.

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

14.05 – INVESTMENT PROJECTS

For 2003, we will be alert to opportunities for new acquisitions and associations. Such strategy has been proven of a high operating synergy.

In 2002, we at **Livraria** continued with the expansion project for the chain of physical stores, with the opening of one more unit in Mega Store format, located at the Shopping Tijuca, one of the main commercial spots in Rio de Janeiro. It is important to stress that the new investments are performed based on strategic assumptions that allow intensifying escalation gains and better profitability rates. It is worth mentioning that our newest unit required an investment/m^2 40% lower in relation to the first Mega Stores.

For 2003, two other stores are forecasted:

- Saraiva Special Itaim, located inside an important trade center that is under construction in one of the most fancy districts in São Paulo, expected for June.
- Shopping Flamboyant Mega Store, in Goiânia, expected for October.

Other highlights that took place in 2002 at the chain of physical stores were:

- Acquisition of equipment to replace the listening center areas at the Mega Stores, by modern self-service terminals. In addition to increasing comfort for customers, such investment will provide savings in personnel expenses.
- A significant increase in our program of customer loyalty through the "Saraiva preferred card". We have reached the number of 70 thousand registered customers.

With respect to our electronic retail operation, we have made investments in IT, with the main objective of improving our sales platform and generating continuous gains in operating efficiency. We are competitively positioned in a highly growing market. E-bit forecasts, an Internet's expert institute, indicate a 40% growth for e-commerce in 2003.

14.05 – INVESTMENT PROJECTS

In acknowledgment to the evolution achieved in our electronic retail, Saraiva was awarded one of the most important awards of Brazilian Internet, the **iBest 2002**, in the Revelation category. Another fact worth of mention was the classification our site received from e-bit: Diamond Medal, which awards the performance of virtual stores that achieve excellence levels in the provision of services.

Following we show the evolution of main **Saraiva.com** performance indicators:

Indicators	**2002**	**2001**
Customers (thousand)	705	480
Page views/month (million) *	13.9	10.8
Unique visitors/month (thousand)	1,300	1,250
% on Livraria's total net sales	11.3	7.9
Average ticket (R$)	62	55

*Last quarter average in each year.

15.01 – ENVIRONMENTAL PROBLEMS

The company's business does not generate environmental problems.

17.01 – TRANSACTIONS WITH RELATED PARTIES

The direct subsidiary, Livraria e Papelaria Saraiva S.A. assists the retail sector in the trade of books and publications in general, stationery items, office supplies, school items, toys, CD-ROMs, audio and video recordings and computer software. Products published by the holding company are acquired by the subsidiary at normal prices and terms, representing around 6.0% of the holding company's sales.

This subsidiary had 31 stores and a sales platform via Internet as of 12/31/2002, as follows:

<u>8 Downtown stores:</u>

Sé	- SP [State of São Paulo]
São Bento	- SP
Sete de Abril	- SP
Rio de Janeiro	- RJ [State of Rio de Janeiro]
Recife	- PE [State of Pernambuco]
Santo André	- SP
Brasília	- DF [Federal District]
Rio Ouvidor Mega	- RJ

<u>3 District stores:</u>

Augusta	- SP
Maria Antônia	- SP
João Cachoeira	- SP

17.01 – TRANSACTIONS WITH RELATED PARTIES

20 stores in Shoppings:

Eldorado Mega	- SP
Morumbi Mega	- SP
Interlagos	- SP
Paulista	- SP
Ibirapuera Mega	- SP
West Plaza	- SP
Iguatemi	- SP
Center Valle – São José dos Campos	- SP
Iguatemi Mega – Campinas	- SP
São José do Rio Preto	- SP
D&D	- SP
Iguatemi	- RJ
Tijuca Mega	- RJ
Center Norte Mega	- SP
Praia de Belas Mega	- RS [State of Rio Grande do Sul]
New York City Center Mega	- RJ
Anália Franco Mega	- SP
Novo Shopping Ribeirão Preto Mega	- SP
Rio Sul Mega	- RJ
Crystal Curitiba Mega	- PR

SARAIVA S.A LIVREIROS EDITORES

Publicaty-Held Company
National Directory of Legal Entities ("CNPJ/MF") Nº 60.500.139/0001-26
São Paulo Trade Board Registry ("NIRC") – Nº 3530025300

BY-LAWS

(Consolidation approved in the Special General Meeting held on 04/25/02 + AMENDMENT RESULTING FROM THE SPECIAL GENERAL MEETING HELD ON 04/24/03, to the introduction of article 5, indicated in italics)

SARAIVA S/A LIVREIROS EDITORES

CNPJ/MF 60.500.139/0001-26

CHAPTER I - Name, Head Office, Company Purpose and Duration.

Article 1) Saraiva S.A. Livreiros Editores is an open company governed by these By-Laws and by the legislation in force in the country.

Sole Paragraph) The Company, which originally adopted the name "Saraiva & Cia.", was constituted by articles of association filed in the Board of Trade of the State of São Paulo, under no. 41.411, during the session held on 01/24/1933, converted into a corporation, on 15/10/1947, through the deed filed in the Board of Trade of the State of São Paulo, under no. 34.497, during the session held on 10/21/1947.

Article 2) The Company's head office and jurisdiction is located at Av. Marquês de São Vicente, no. 1697, Barra Funda, CEP [Zip Code] 01139-904, in the City of São Paulo - SP, Federative Republic of Brazil.

Sole Paragraph) At the discretion of the Administration, the Company may open, maintain, transfer, and extinguish branches in any part of the national territory and abroad.

Article 3) The purpose of the Company is:

I) the manufacture and commercialization of books and publications in general;

II) the purchase and sale of stationery, offices utensils and materials, school products, toys and the like, CD-ROMs, audio and video recordings, electronic equipment, computers and their programs, products and equipment for photography, as well as the photographic material processing service, in addition to food services;

III) the organization, systemization, reception and transmission, as well as filing of data, information, and texts, and the commercialization thereof in the country and Abroad, especially through electric, electronic, optical and magnetic transmission, as well as the commercialization of the equipment, accessories, and components necessary to the use of said products, in addition to the creation of other related programs;

IV) the importation and exportation of the products and services that are part of its company purpose, registering the same, for this purpose, with the competent agencies, the Brazilian Central Bank and other regulatory agencies of Foreign Trade;
V) holding interest in other companies as partner, shareholder or quotaholder.

Article 4) The Company shall have an undetermined duration.

CHAPTER II - Capital and Shares.

Article 5) The company capital is *R$ 39,721,000.00* (*thirty-nine million, seven hundred and twenty-one thousand Brazilian Reais*), totally paid and divided into 23,269,203 (twenty-three million, two hundred and sixty-nine one thousand, two hundred and three) shares, with no par value, of which 9,622,313 (nine million, six hundred and twenty-two thousand, three hundred and thirteen) are common, and 13,646,890 (thirteen million, six hundred and forty-six thousand, eight hundred and ninety) are preferred.

Paragraph 1) The following are the rights and advantages ensured to the shareholders that hold the Company's preferred shares:

a) Different treatment in the hypothesis of disposal of control of the Company, in terms of Chapter VI of these By-laws;
b) Dividends equivalent to those assigned to the common shares;
c) Participation in the distribution of the bonus shares resulting from the capitalization of reserves, accumulated profits and any other funds, under the same conditions as the shareholders that hold common shares.

Paragraph 2) Converting common shares into preferred shares is prohibited, and vice versa.

Article 6) The Company's preferred shares, the number of which may correspond to up to 2/3 (two-thirds) of the total shares offered, pursuant to article 8, paragraph 1, III, of Law no. 10.303/01, do not entitle the shareholders to the right to vote, except in the cases set forth by law or in these By-laws.

18.01 – BY-LAWS

Article 7) A capital increase which implies an increase in the number of preferred shares in disproportion with the types and classes of shares existing at that time is hereby authorized.

Article 8) Any changes to the preferences, rights and advantages granted to the preferred shares, pursuant to these By-laws, are subject to prior approval, or ratification within the fixed period of one year, of the holders of more than half of said shares, in a Special Meeting.

Article 9) The Company is always authorized to increase its capital, by issuing new shares for subscription, through a resolution of the Board of Directors and regardless of a reform in its by-laws, up to 500,000 (five hundred thousand) shares, even if the ratio existing among the various types or classes of shares is not observed.

Paragraph 1) The Board of Directors will specify the issuance and subscription conditions, including the price and pay-in deadline, as well as the period and manner in which the preemptive right of the shareholders should be exercised

Paragraph 2) The Company may, upon resolution of the Board of Directors, issue, within the limit of the authorized capital, shares to be sold on the stock exchange or by public subscription, or by exchanging shares in a public offering for the acquisition of control, pursuant to articles 257 through 263 of Law No. 6404/76, without assigning the preemptive right to the former shareholders or establishing a deadline shorter than that referenced in article 171, paragraph 4, of Law no. 6.404/76, for said right to be exercised.

Paragraph 3) The Company may, within the limit of the authorized capital, give its administrators or employees, or the individuals that render services thereto or a subsidiary, the option to purchase shares, pursuant to a plan approved by the General Assembly.

Article 10) The shares of the Company are in book entry form and shall remain in deposit accounts in a financial institution chosen by the Board of Directors, in the name of their holders.

18.01 – BY-LAWS

Paragraph 1) The financial institution that is the trustee of the shares may charge the shareholders for the costs of the services for transferring ownership of the book entry shares, pursuant to paragraph 3 of article 35 of Law 6404/76.

Paragraph 2) By resolution of the Board of Directors and by notifying the stock exchange on which its shares are traded, the Company may suspend the share transfer services for periods that do not exceed fifteen days each or a total of ninety days in one year.

Article 11) With the exception of the hypotheses in article 9, paragraphs 2 and 3 of these By-laws, the shareholders will have preference in subscribing shares issued as a result of a capital increase, proportional to the number of shares held thereby at that time.

Sole Paragraph) The period in which to exercise the preemptive right always lapses and shall be thirty (30) days, unless **a)** a longer period is established by the General Assembly or by the Board of Directors, whichever the case may be; or **b)** in the hypothesis of article 9, paragraph 2, *in fine*, of these By-laws.

Article 12) Each common share corresponds to one vote in the resolutions adopted in the General Meetings.

CHAPTER III - Administration.

Article 13) The Company will be administered by the Board of Directors and by the Administration.

Paragraph 1) The salaries of the members of the Board of Directors and the Administration shall be fixed in the General Meeting, which may fix only the overall limit or individualize them to one or more administrators.

Paragraph 2) The administrators are granted the right to share 10% (ten percent) of the fiscal year profits, pursuant to the provisions of the by-laws and article 152 of Law no. 6.404/76.

Paragraph 3) The overall value of the profit sharing in each fiscal year shall be approved in the Normal General Meeting in the vote on the profit distribution, observing, in the distribution between the administrative bodies and individualization by administrator, what is set forth in articles 16, VIII, and 19, I, of these By-laws.

Article 14) The Board of Directors is the collective deliberative body and shall be composed of at least 3 (three) and no more than 5 (five) members, named Directors, all shareholders, resident in the Country and elected in the General Meeting, with a term of 1 (one) year and the right to successive reelections.

Article 15) The Chairman and Vice-Chairman of the Board of Directors shall be selected by the General Assembly.

Paragraph 1) The Chairman of the Board of Directors is responsible for calling and presiding over the meetings of said body, and the Vice-Chairman is responsible for replacing the Chairman in any impediments or absences thereof.

Paragraph 2) In the case of vacancy or temporary impediment of the position of Director, the substitute shall be appointed by the remaining directors until the first General Meeting, in which a resolution shall be adopted with regard to said matter.

Paragraph 3) The Board of Directors shall meet whenever necessary, with the attendance of at least 2 (two) of its members, with resolutions adopted by majority vote.

Paragraph 4) In the event of a tie in the deliberations of the Board of Directors, the Chairman, of Vice-Chairman acting as Chairman, shall have the "quality vote".

Paragraph 5) The respective minutes of the meetings held shall be written by one of the members of the Board appointed by the Chairman, as well as drawn up in the proper books and signed by those present. Furthermore, said minutes shall be published in the cases required by law.

Article 16) The Board of Directors is responsible for:

I) establishing the general Company business guidelines;

18.01 – BY-LAWS

II) electing and dismissing Company officers, with the authority to assign duties thereto, pursuant the norms established in article 18 hereof;
III) monitoring the conduct of the officers, examining the Company's books and documents periodically, requesting information regarding contracts and other acts related to the company business;
IV) calling the General Meetings, pursuant the legal norms and norms set forth herein;
V) authorizing the Administration to dispose of property from the fixed assets, encumber company assets and offering guarantees for third party obligations. Said authorization is not necessary in the cases stipulated in article 18, Paragraph 1, "f", Paragraph 2, "b" and Paragraph 3, "e" and "f" hereof;
VI) authorizing the acquisition, disposal, cancellation or continuance in treasury of shares issued by the Company;
VII) selecting and dismissing independent auditors.
VIII) defining, when the General Assembly establishes the overall salary of the administrators, the portion corresponding to the Administration and that corresponding to the Board of Directors, as well as individualizing it for the members of the latter.

Article 17) The Administration is vested with the broadest powers to manage, represent and administer the Company, necessary to fully carry out the company purpose, pursuant to the rules of article 18 and the duties assigned by the Board of Directors under the terms of article 16 hereof, in that order.

Paragraph 1) The Administration shall be composed of 5 (five) members, be they shareholders or not, resident in the country, named as follows: Chief Executive Officer, Administrative Officer, Financial Officer Marketing Officer and Electronic Publications Officer, all elected by the Board of Directors, with a term of 1 (one) year and the right to successive reelections.

Paragraph 2) Upon temporary absences or impediments of officers, the Board of Directors may distribute the functions of the absent or impeded officer among the other officers, but complying with the provisions of article 18.

Paragraph 3) In the event of the permanent absence or impediment of any officer, the Board of Directors shall decide on the matter and either appoint the substitute to complete remaining term of the substituted officer or keep the office vacant, thus distributing the functions of the absent or impeded officer among the other officers, pursuant to the provisions of article 18.

18.01 – BY-LAWS

Paragraph 4) The Board of Directors shall appoint one of the officers to simultaneously exercise the office of Investor Relations Officer.

Article 18) The Administration shall always subject to the conditions set forth in the following paragraphs when exercising its powers of management, representation and administration.

Paragraph 1) Any of the acting officers may individually: a) withdraw, endorse for bank collection and settle trade bills; b) endorse checks and payment orders exclusively for deposits in checking accounts of the Company; c) sign list of securities for discount, pledge and collection; d) sign correspondences, tax and contribution payment forms, requests and petitions sent to Federal, State and Municipal Public Agencies and Independent Agencies, banks and institutions, in correspondences for paying taxes, fees and social contributions or administrative proceedings of any kind; e) hire and fire employees, salespeople, representatives and commercial agents; f) acquire, dispose of or encumber property from the permanent assets, including real estate property, provided that the individual value thereof does not exceed 1% (one percent) of the net equity of the Company, pursuant to the last Financial Statements of fiscal years published; g) receive summons or notices of legal or administrative proceedings.

Paragraph 2) Any 2 (two) acting officers may jointly: a) issue checks, authorize debits in banking accounts, execute financing agreements with banking entities, as well as commercial leasing agreements with companies constituted for such purpose; b) issue, accept, encumber or dispose of promissory notes and bills of exchange, provided that it is for banking discounts or offering guarantees for obligations assumed in financing and commercial leasing agreements, as well as appoint attorneys in fact specifically for said purpose; c) endorse any credit instruments, with trade bills, promissory notes, bills of exchange, and certificates of custody among them, with the exception of checks; d) provide custody for securities and moveable personal property, as well as removing the same from custody; e) appoint attorneys in fact, vesting them with the powers of the *ad judicia et extra* clause, as well as, when said powers are vested, those to receive summons, acknowledge, compromise, give up, receive and give release and execute commitments; f) execute agreements, including those for publication, sale or association with government and private bodies, and those for leasing goods and properties, or for services; g) offer sureties to directly or indirectly controlled companies, as well as co-sign instruments of liability of said companies; h) acquire, subscribe, dispose of and redeem fixed and variable income securities, with shares and debentures among them, provided that they are not issued by the Company or any other company directly or indirectly controlled by it, respecting what is set forth in paragraph 4, item "e".

18.01 – BY-LAWS

Paragraph 3) When acting with the Chief Executive Officer or the Administrative Officer, any of the acting officers may: a) accept trade bills and issue and accept other credit instruments, with promissory notes and bills of exchange among them; b) endorse checks; c) appoint attorneys in fact, granting them the powers with which they are vested; d) represent the Company before controlled companies; e) acquire, dispose of or encumber property from the permanent assets, including real estate property, provided that the individual amount thereof does not exceed 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements of the fiscal years published; f) execute agreements that imply encumbering company assets, in an amount that does not exceed 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements of the fiscal years published; g) offer surety to an individual when used to guarantee the leasing of a residential property in order to allow the a manager of the Company or of a company controlled thereby, to be set up in a city other than the domicile thereof, in which the establishment for such management has been appointed by the Company.

Paragraph 4) When acting with the Chief Executive Officer or the Administrative Officer, and with prior and express authorization from the Board of Directors, any of the acting officers may: a) acquire, dispose of or encumber shares and quotas of directly or indirectly controlled; b) acquire, dispose of or encumber property from the permanent assets, including real estate properties, when the individual value thereof exceeds 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements of the fiscal years published; c) execute agreements that imply encumbering company assets, in an amount exceeding 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements of the fiscal years published, without affecting the other provisions of this article; d) offer sureties to individuals, with the exception of the cases provided in time "g" of paragraph 3 of this article, or to legal entities other than directly or indirectly controlled companies, and co-signing instruments of liability thereof, provided that the Company is interested in said acts; e) promote the participation of the Company, with the intent of individual or mutual control, in any other company, by acquisition or subscription of quotas or shares, as well as carry out the withdrawal of the Company from said companies; f) appoint attorneys in fact, granting them the powers with which they are vested.

14.05 – INVESTMENT PROJECTS

In acknowledgment to the evolution achieved in our electronic retail, Saraiva was awarded one of the most important awards of Brazilian Internet, the **iBest 2002**, in the Revelation category. Another fact worth of mention was the classification our site received from e-bit: Diamond Medal, which awards the performance of virtual stores that achieve excellence levels in the provision of services.

Following we show the evolution of main **Saraiva.com** performance indicators:

Indicators	2002	2001
Customers (thousand)	705	480
Page views/month (million) *	13.9	10.8
Unique visitors/month (thousand)	1,300	1,250
% on Livraria's total net sales	11.3	7.9
Average ticket (R$)	62	55

*Last quarter average in each year.

18.01 – BY-LAWS

Article 19) The Administration is responsible for:
I) Individualizing the salaries of the Officers, whenever the General Assembly sets the overall salary of the administrators and after the Board of Directors performs the duties mentioned in article 16, **VIII**, hereof;
II) resolving to open, maintain, transfer and extinguish branches;
III) deliberating on administrative matters, following the determinations, if any, of the General Assembly and Board of Directors.

Article 20) The Administration shall always meet with the attendance of at least 3 (three) officers and provided that said meeting is called by the Chief Executive Officer, who shall be responsible for establishing the guide lines, conducting the proceedings and appointing the Secretary.

Paragraph 1) The meeting minutes shall be drawn up in the appropriate book.

Paragraph 2) The resolutions shall be adopted by a majority vote of the Officers present, and the Chief Executive Officer shall have the "quality vote" in the event of a tie.

CHAPTER IV – Audit Committee.

Article 21) The Company's Audit Committee, composed of at least 3 (three) and no more than 5 (five) members and respective substitutes, shall function in the fiscal years that it is installed by resolution of the General Assembly, in the cases set forth by law.

Paragraph 1) The General Meeting that deliberates on the installation of the Audit Committee shall establish the number of its members, elect them and establish their salaries.

Paragraph 2) The Internal Rules of the Audit Committee shall be approved in the General Meeting.

CHAPTER V - General Assembly.

Article 22) The General Assembly shall meet, normally, within the first four months following the end of the fiscal year and, specially, whenever the interest of the company so require, called as set forth by law.

18.01 – BY-LAWS

Paragraph 1) The General Meeting shall be presided over by the Chairman of the Board of Directors, by the Vice-Chairman if acting as Chairman of the Board of Directors or, in the absence thereof, by the shareholder appointed by the General Assembly. The Chairman of the General Meeting will select one of the attendees to record it and constitute the Executive Committee.

Paragraph 2) Those attending the Meeting must prove that they are shareholders. Those holders of shares in book entry form or in custody under the terms of article 41 of Law no. 6404/76 must file a receipt with the Company which is issued by the financial institution that is the trustee of said shares, as set forth in the call, unless the Chairmanship of the Meeting deems another mean of verification sufficient.

CHAPTER VI - Disposal of Control.

Article 23) In the case of direct disposal of control of the Company, the acquiring party must present a public offer, within 60 (sixty) days, to purchase the preferred shares issued by the Company under the same payment conditions offered to the disposing party, with a 10% (ten percent) discount on the price paid per share, under the terms of article 25 below, and paying the indexation.

Paragraph 1) For the purposes of this Chapter, disposal of control of the Company is considered the legal deal, either isolated or composed of a series or group of legal deals through which the shares issued by the Company that ensure the buyer controlling power, as defined in article 116 of Law no. 6.404/76, are acquired.

Paragraph 2) The period of 60 (sixty) days set forth in the introduction of this article shall begin on the date that the transfer of the shares that ensure control to the party that acquired them is registered in the corporate books of the Company or in the financial institution entrusted with the registration thereof.

Article 24) In the case of indirect disposal of control of the Company, which is the acquisition of control of the Company's parent company, the acquiring party must call a special meeting of shareholders of the Company's preferred shares, to be held 30 (thirty) days after the date on which the transfer of the shares that ensure control to the party that acquired them is registered in the corresponding corporate books or in the financial institution entrusted with the registration thereof. The party that acquired the control shall submit a proposal in said meeting to purchase said preferred shares for the price deemed equivalent to that of the shares or quotas of the parent company that acquired them, with a discount of 10% (ten percent).

Paragraph 1) If the amount of said proposal is accepted by a majority vote of the shareholders present, said amount shall be the amount of the public offer to be made by the party that acquired control.

Paragraph 2) If the proposed is not approved by a majority vote of the shareholders present, a company specializing in appraisals shall be contracted to specify the quantity/price ratio between the shares or quotas of the parent company and those of the Company, determining the basis for the 10% (ten percent) discount and the resulting amount of the public offering for the acquisition of the preferred shares. The appraisal company shall be appointed by the party that acquired control and ratified in the special meeting of the holders of the preferred shares, and the Company shall pay for the services thereof. The amount defined by the appraisal company shall prevail in the public offering to be carried out by the party that acquired the control, in any case, even if lower than that proposed.

Paragraph 3) If so desired by the parties disposing of and acquiring indirect control, a preliminary corporate interest purchase agreement may be executed at a price to be defined or agreed after the equivalence between the quantity and the value of the shares or quotas of the parent company and the Company is determined by a specialized company contracted for this purpose and compensated by the Company, upon proof of mutual agreement between the parties acquiring and disposing of indirect control and ratification by the special meeting of the preferred shareholders. In this case, the party acquiring control is bound to offer the price of the deal, adjusted by the determined equivalence factor, with a discount of 10% (ten percent) and indexation.

Paragraph 4) In the case of indirect disposal of control, the deadline for carrying out the public offering for the purchase of preferred shares shall be 60 (sixty) days: (a) for the case of paragraph 1, from the special meeting of the preferred shareholders; (b) in the case of paragraph 2, from the completion of the evaluation; and (c) in the case of paragraph 3, from the execution of the permanent quota or share acquisition agreement.

Article 25) Should the disposal of control occur through a series or group of legal acts or deals, the weighted average of the prices of the acts or deals carried out, plus indexation, shall be considered the basis for the application of the 10% (ten percent) discount.

18.01 – BY-LAWS

Article 26) In the event of the disposal of shares that are essential for control, without resulting in the acquisition thereof, the public offering will not be effective until the new controlling shareholder is characterized, pursuant to article 116 of Law no. 6.404/76. The date of said characterization shall be the same as the date that the transfer of the shares that ensure control to the party that acquired them is registered in the corporate books of the Company or in the financial institution entrusted with the registration thereof, for the purposes of article 23 and its paragraphs, as well as the introduction of article 24 hereof.

Article 27) For the purposes of this Chapter, indexation shall occur according to the following rules: (a) the index to be used shall be the IGP-M (General Market Price Index), determined and published by *Fundação Getúlio Vargas* (FGV), or whichever replaces it; (b) if the IGP-M of the current month is unknown, the last one published shall be used; (c) the index is applied *pro rata die*; (d) the date of the payment(s) made to acquire control shall be the initial date for indexation, and the final date shall be that of the payment made in favor of the party disposing of the preferred shares; (e) whenever indexation is due, the interest paid for the Savings Account shall also be due, not including the Referential Rate - RR, or the index that replaces it.

Article 28) When the regulatory norms of the Brazilian Securities Commission apply to the public offering set forth in this Chapter, the protocol for requesting previous authorization to carry out the same, when applicable, shall suspend the deadlines mentioned in article 23, article 24, paragraph 4, and article 26, until the petitioner is formally notified of the authorization.

Article 29) If the public offering mentioned in the introduction of article 23, in paragraph 4 of article 24 and in article 26, is not carried out within the deadlines set forth therein and until it is carried out, exercising the right to vote shall be temporarily: (a) attributed to the preferred shareholders; and (b) suspended in relation to the shareholder that was bound to take those steps.

Sole Paragraph) The same effect shall also apply to exercising the right to vote in the cases wherein the special meeting mentioned in the introduction of article 24 is not called within the deadline set forth therein, and until it is called.

Article 30) When the public offering set forth in this Chapter is carried out, it shall be valid for 60 (sixty) days, in order for the preferred shareholders to inform their acceptance within said period.

Article 31) Any party purchasing the Company's common shares or of its direct or indirect control is exempt from acquiring preferred shares and is not bound to make the public offer of purchase set forth in this Chapter, provided that said party falls under one or more of the following hypotheses: (a) said shareholder owned at least 1.5% (one point five percent) of the Company's common shares on February 29th, 2000, identified in the minutes of the General Meeting of 03/02/2000; (b) the same is the lawful or testamentary heir, or ascendant or descendant - natural or adoptive, and of any degree - of the shareholder mentioned in letter "a"; (c) the same is the lawful or testamentary heir, or ascendant or descendant - natural or adoptive, and of any degree - of the shareholder mentioned in letter "b"; (d) the same is the spouse or former spouse of the shareholder mentioned in letter "a" or of the person mentioned in letters "b" and "c".

Paragraph 1) Acquiring the preferred shares and carrying out the public offering set forth in this Chapter is not mandatory in the cases wherein the transfer of ownership of common shares occurred due to the following acts, even if a change in the control of the Company is verified: (a) the capital of the parent company is paid in with Company shares only by people included in letters "a" through "d" of the introduction of this article, said capital is reduced, with the return of the shares, or said parent company is dissolved or even in the event of a split of said company, provided that the resulting shares, which have been assigned as the Company's common shares, are only paid in by people included in letters "a" through "d" of the introduction of this article; (b) legal act or decision, such as pledge or award in execution;

Paragraph 2) Acquiring the preferred shares and carrying out the public offering set forth in this Chapter is not mandatory in the cases of disposal of common or preferred shares issued by subsidiaries of or companies controlled by or affiliated with the Company, with or without disposal of control.

Paragraph 3) In the case of the transfer of shares or control of the Company, be it directly or indirectly, mentioned in this article and its paragraph 1, the preferred shareholders do not acquire the right to vote, nor is the right to vote of the parties acquiring control suspended.

CHAPTER VII - Fiscal Year, Profits, Reserves, and Dividends.

Article 32) The fiscal year shall end on December 31st of each year, on which date the financial statements required by law or regulations shall be prepared.

Article 33) The accumulated losses and the income tax and social contribution provision shall be deducted from the income for the fiscal year, and up to 10% (ten percent) shall be deducted from the remaining amount to be designated for the administrators' profit sharing, provided that at least the mandatory dividend mentioned in article 35, "a", hereof is assigned to the shareholders in that fiscal year.

Article 34) From the net profits for the fiscal year, corresponding to the income after the deductions and profit sharing set forth in article 33 hereof, 5% (five percent) shall be designated to a legal reserve, until the legal limit is reached.

Article 35) With the exception of the hypothesis of article 202, paragraph 4, of Law no. 6.404/76, the shareholders are ensured the mandatory dividend corresponding to:
a) 25% of the net profits for the fiscal year, indexed under the terms of article 202 of Law no. 6.404/76, with the wording given by Law no. 10.303/01; plus
b) the balance of the net profits for the fiscal year, if any, remaining after the designations mentioned in articles 193 through 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01, pursuant to articles 34 and 36 hereof.

Article 36) After the shareholders are ensured the mandatory dividend set forth in article 35, "a", hereof, the balance of the net profits for the fiscal year, if any, may be designated to the following reserves by the General Assembly:
a) reserve for future capital increase, intended to guarantee capitalization of the Company, which shall not exceed the paid-in capital in any fiscal year;
b) contingency reserve, pursuant to article 195 of Law no. 6.404/76;
c) reserve for profit retention, according to the budget approved in the General Meeting, which may not exceed the paid-in capital in any fiscal year;
d) unrealized profit reserve, pursuant to article 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01.

Article 37) The Company may totally or partially pay or credit the amount equivalent to the interest on the equity capital to the shareholders, at the discretion of the Board of Directors, calculated according to the legislation in force, up to the amount that would result from the application of the Long Term Interest Rate - LTIR *pro rata die*, for the corresponding period.

Sole Paragraph) The interest on the equity capital, when paid or credited to the shareholder, shall be attributed to the mandatory dividends, for the carrying value of the income tax.

Article 38) The dividends and interest on the equity capital shall be paid by a deposit in a bank account in the name of the shareholder or whoever is indicated thereby, unless said shareholder requests, in writing and 10 (ten) business days in advance, that they be paid in the Company Treasury, by nominative check.

Article 39) The Company may prepare semi-annual financial statements for the information of the shareholders and remittance to the Stock Exchange.

Article 40) The Company may not, unless authorized by a majority vote in the special meeting of preferred shareholders, retain, for more than four consecutive quarters, the financial availability in an amount higher than 25% (twenty-five percent) of its total assets, depending on its economic and financial situation.

Paragraph 1) For the purposes of the application of this provision: **a)** the amounts corresponding to the last day of each quarter, pursuant the balance sheet prepared on the respective dates, shall be taken into consideration; and **b)** the financial availability shall correspond to the sum of the amounts accounted for under the "cash and banks" and "financial applications" accounts of the quarterly statements.

Paragraph 2) From the amounts that exceed the percentage of retention of financial availability in each quarter, set forth in this article, the portion corresponding to the quarter with the smallest excess of retention shall be distributed as a dividend or paid as capital interest, deducting the dividends or capital interest already declared and still unpaid from said excess.

Paragraph 3) Should the hypothesis stipulated in the previous paragraph be verified, the provision expressed in this article shall only be applied after the four quarters following the last quarter involved in the verification of the retention excess.

Paragraph 4) The dividends shall be distributed, or capital interest paid within the fiscal year following the last quarter involved in the verification of the retention excess.

Paragraph 5) The Company may not, unless authorized by more than half of the preferred shareholders, constitute a subsidiary for the exclusive purpose of administering its own funds.

Paragraph 6) The alteration of this provision shall only be resolved by the General Assembly, with the previous approval of shareholders holding more than one half of the preferred shares, in a special meeting.

CHAPTER VIII - General Provisions.

Article 41) The Company may be dissolved and liquidated in the cases set forth by and pursuant to the law.

Article 42) The cases silent cases in these By-Laws shall be regulated by the legal provisions in force, which apply to the matter.

CHAPTER IX – Temporary Provisions.

Article 43) The class B preferred shares, created in the Special General Meeting of 03/02/2000, are hereby simply called preferred shares, due to the extinction of the class A preferred shares, as resolved in the Special General Meeting of 11/19/2001.

Article 44) The shareholder that does not claim the payment of the redemption value of the class A preferred shares by 12/21/2004, the date on which 3 (three) years from the completion of the statutory period established for their conversion into class B shares will have elapsed, said shareholder will lose it to the Company.

01047-2 SARAIVA S/A LIVREIROS EDITORES 60.500.139/0001-26

19.01 – POSITION IN THE COMPETITION PROCESS

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Livraria e Papelaria Saraiva S.A. is the country's largest chain of bookstores in terms of sales volume. The company's strategic marketing, with emphasis in pioneering and computerization, has been assuring an intensification of leadership in the bookseller's market. Saraiva has been leading the market. The Mega Stores inaugurated since 1996 are completely aligned with the most modern bookstores in the world in terms of computerization and bookstore concept.

Presently, the main competitors are:

- Livraria Sodiler (RJ)
- Agência Siciliano de Livros, Jornais e Revistas Ltda. (SP)
- Livraria Cultural Guanabara (RJ)
- Papelivros Com. de Papéis Livraria Ltda.
- Livraria Nobel (SP)
- Livraria Laselva (SP)
- Livraria Universitária de Brasília Ltda. (Brasília)
- FNAC (SP)

We have been able to obtain these data due to Editora Saraiva's sales volume.

It is worth mentioning Livraria e Papelaria Saraiva S/A's ranking in online retail trade. We are leading domestic sales via Internet for books, CDs, DVDs and multimedia products. Main competitors are: Submarino, Cultura, Siciliano and FNAC.

19.03 – RAW MATERIALS AND SUPPLIERS

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

As this company operates in the retail trade of books, stationery items, audio and video products, there are no purchases of raw materials. The main suppliers of products for resale are:

- Saraiva S.A. Livreiros Editores
- Editora Ática S.A.
- Editora FTD S.A.
- Editora Moderna S.A.
- Editora Scipione
- Editora Record S.A.
- Disal S.A.
- Brasilivros
- Editora Atlas
- Catavento
- Polygram do Brasil Ltda.
- Sony Music Entertainment Ind. e Com. Ltda.
- BMG Brasil Ltda.

None of the above mentioned suppliers is responsible for more than 10% of total purchases. Saraiva S.A. Livreiros Editores supplies 6.0% of company's total purchases.

19.04 – MAIN CUSTOMERS BY PRODUCTS AND/OR SERVICES

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Sales are directed to final consumers.

19.05 – TRANSACTIONS WITH RELATED PARTIES

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Livraria e Papelaria Saraiva S/A acquires the books published by its holding company Saraiva S/A Livreiros Editores.

Around 6.0% of its purchase volume comes from Editora Saraiva.

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.06.01 – BALANCE SHEET – ASSETS (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 – 12/31/2002	4 – 12/31/2001	5 – 12/31/2000
1	Total Assets	109,357	109,684	112,292
1.01	Current Assets	67,292	63,151	59,573
1.01.01	Cash	4,470	7,606	6,436
1.01.02	Receivables	17,196	15,620	12,128
1.01.03	Inventories	44,335	39,592	40,967
1.01.04	Other	1,291	333	42
1.02	Non-Current Assets	13,602	11,685	7,107
1.02.01	Other Receivables	0	0	0
1.02.02	Receivables from Related Parties	0	0	0
1.02.02.01	From Associated Companies	0	0	0
1.02.02.02	From Subsidiary Companies	0	0	0
1.02.02.03	From Other Related Parties	0	0	0
1.02.03	Other	13,602	11,685	7,107
1.03	Permanent Assets	28,463	34,848	45,612
1.03.01	Investments	280	280	280
1.03.01.01	Holdings in Associated Companies	0	0	0
1.03.01.02	Holdings in Subsidiary Companies	0	0	0
1.03.01.03	Other Investments	280	280	280
1.03.02	Fixed Assets	22,331	25,902	31,215
1.03.03	Deferred Assets	5,852	8,666	14,117

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.06.02 – BALANCE SHEET – LIABILITIES & STOCKHOLDERS' EQUITY
(Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2002	4 – 12/31/2001	5 – 12/31/2000
2	Total Liabilities	109,357	109,684	112,292
2.01	Current Liabilities	35,842	30,956	36,415
2.01.01	Borrowings and Financing	5,424	5,900	6,451
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	24,175	18,721	25,393
2.01.04	Taxes, Fees and Contributions	2,173	2,066	1,088
2.01.05	Dividends Payable	0	0	0
2.01.06	Provisions	0	0	0
2.01.07	Payables to Related Parties	0	0	0
2.01.08	Other	4,070	4,269	3,483
2.02	Non-Current Liabilities	22,489	25,198	33,319
2.02.01	Borrowings and Financing	6,473	10,243	20,269
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Payables to Related Parties	0	0	0
2.02.05	Other	16,016	14,955	13,050
2.03	Deferred Income	0	0	0
2.05	Stockholders' Equity	51,026	53,530	42,558
2.05.01	Paid-in Capital Stock	51,210	51,210	36,163
2.05.02	Capital Reserves	2,190	2,190	2,190
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Proprietary Assets	0	0	0
2.05.03.02	Subsidiary/Associated Companies	0	0	0
2.05.04	Income Reserves	0	2,564	2,611
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Income to Realize	0	0	0
2.05.04.05	Earnings Retention	0	0	0
2.05.04.06	Special for Dividends not Paid	0	0	0
2.05.04.07	Other Income Reserves	0	0	0
2.05.05	Retained Earnings/Losses	(2,374)	(2,434)	1,594

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.07 – STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2002 to 12/31/2002	4 – 01/01/2001 to 12/31/2001	5 – 01/01/2000 to 12/31/2000
3.01	Gross Revenue from Sales and/or Services	220,378	212,902	181,685
3.02	Deductions to Gross Revenue	(22,332)	(20,331)	(17,655)
3.03	Net Revenue from Sales and/or Services	198,046	192,571	164,030
3.04	Cost of Goods and/or Services Sold	(124,983)	(119,756)	(103,621)
3.05	Gross Margin	73,063	72,815	60,409
3.06	Operating Expense/Income	(78,747)	(78,738)	(66,230)
3.06.01	Selling	(56,372)	(56,321)	(45,032)
3.06.02	General and Administrative	(18,816)	(19,739)	(17,671)
3.06.03	Financial	(3,421)	(2,940)	(3,856)
3.06.03.01	Financial Income	765	1,094	1,174
3.06.03.02	Financial Expenses	(4,186)	(4,034)	(5,030)
3.06.04	Other Operating Income	(138)	262	329
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Income	0	0	0
3.07	Operating income	(5,684)	(5,923)	(5,821)
3.08	Non-operating income	1,904	(114)	4
3.08.01	Income	0	0	0
3.08.02	Expenses	1,904	(114)	4
3.09	Income Before Taxes/Equity Interests	(3,780)	(6,037)	(5,817)
3.10	Provision for I. Tax and Social Contribution	1,276	2,009	1,895
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Interests/Contributions	0	0	0
3.12.01	Equity Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.15	Net Income/Loss for the Year	(2,504)	(4,028)	(3,922)
	NUMBER OF SHARES, EX-TREASURY (Units)	57,539,843	57,539,843	42,544,520
	EARNINGS PER SHARE			
	LOSS PER SHARE			

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.08.01 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2002 TO 12/31/2002 (Thousand Reais)

1 - CODE	2 –DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS/ LOSSES	8 – TOTAL STOCKHOLDERS' EQUITY
5.01	Balance Beginning	51,210	2,190	0	2,564	(2,434)	53,530
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Net Income/Loss for the Year	0	0	0	0	(2,504)	(2,504)
5.07	Appropriations	0	0	0	0	0	0
5.08	Other	0	0	0	(2,564)	2,564	0
5.09	Balance End	51,210	2,190	0	0	(2,374)	51,026

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.08.02 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2001 TO 12/31/2001 (Thousand Reais)

1 - CODE	2 -DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS/ LOSSES	8 – TOTAL STOCKHOLDERS' EQUITY
5.01	Balance Beginning	36,163	2,190	0	2,611	1,594	42,558
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	15,000	0	0	0	0	15,000
5.04	Realization of Reserves	0	0	0	(47)	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Net Income/Loss for the Year	0	0	0	0	(4,028)	(4,028)
5.07	Appropriations	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Balance End	51,210	2,190	0	2,564	(2,434)	53,530

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S/A

19.08.03 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2000 TO 12/31/2000 (Thousand Reais)

1 - CODE	2 -DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS/ LOSSES	8 – TOTAL STOCKHOLDERS' EQUITY
5.01	Balance Beginning	26,754	2,153	0	3,020	5,516	37,443
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	9,000	0	0	(409)	0	9,000
5.04	Realization of Reserves	409	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	(3,922)	(3,922)
5.07	Appropriations	0	0	0	0	0	0
5.08	Other	0	37	0	0	0	37
5.09	Balance End	36,163	2,190	0	2,611	1,594	42,558

19.09 – CHARACTERISTICS OF THE OPERATING AREA

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

The company operates in the retail sector's trade of books and publications in general, stationery items, office supplies, school items, toys, CD-ROMs, audio and video recordings and computer software.

Company's main competitors are:

- Livraria Sodiler (RJ);
- Agência Siciliano de Livros, Jornais e Revistas Ltda. (SP);
- Papelivros Com. de Papéis Livraria Ltda.;
- Livraria Nobel (SP);
- Livraria La Selva (SP);
- Livraria Universitária de Brasília Ltda. (DF);
- FNAC (SP).

Company's main competitors on Internet sales platform are:

- Submarino;
- Cultura;
- Siciliano;
- FNAC.

19.10 – PERFORMANCE REPORT

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Aiming at an accurate analysis, we demonstrate below the main financial data of Livraria, separating the result of physical stores and on-line retail through saraiva.com.br website.

PHYSICAL STORES

Economic-financial performance:

R$ million

Description	2002		2001		AH %
	Value	A V %	Value	A V %	
Net sale	175.6	*100.0*	177.3	*100.0*	(1)
Gross margin	65.2	*37.1*	66.9	*37.7*	(3)
Operating expenses	63.3	*36.0*	61.8	*34.9*	2
EBITDA	10.0	*5.7*	13.6	*7.7*	(27)
Non-operating revenue	1.9	*1.1*	(0.1)	*(0.1)*	(1770)
Net Income	0.3	*0.2*	1.8	*1.0*	(82)

The main highlights in the performance of physical stores in 2002 were:

✓ Fall of 1% in net sales, explained by:

- scenario of economic retraction and turbulence in political area, affecting consumer's level of reliance and harming retail sales;
- lower number of major editorial releases;
- fewer stores in operation during 2002, in comparison with 2001, as shown in the evolution below:

19.10 – PERFORMANCE REPORT

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Store model	12/31/02	12/31/01	09/30/02	09/30/01	06/30/02	06/30/01	03/31/02	03/31/01
Mega Store (1)	13	13	13	13	13	13	12	13
Traditional (2)	18	19	18	19	18	20	18	20
TOTAL	**31**	**32**	**31**	**32**	**31**	**33**	**30**	**33**

(1) - Mega Store Music Hall – Shopping Eldorado – SP – closed in Jan/02
- Mega Store Shopping Tijuca – RJ – opened in April/02.

(2) - Store within Universidade São Judas – SP – closed in June/01
- Traditional store located in Shopping Tijuca – RJ – discontinued in Feb/02.

In the concept "same stores", the sales were stable, highlighting the better performance of stores comparable in Mega Store format, which grew 2%, while comparable traditional stores decreased by 6%.

✓ Reduction in gross margin, from 37.7% in 2001 to 37.1% in 2002. The fall is explained by 2 factors:
- change in product mix sold;
- more aggressive discount policy because of competition.

✓ Growth of 2% in operating expenses. The main factors that drove the increase in expenses were:
- collective bargaining of 8.1% in Dec/01 and 11.0% in Dec/02;
- pre-operating expenditures with the Mega Store opened in Shopping Tijuca - RJ;
- expenditures with extraordinary terminations with personnel restructuring.

Although many factors contributed to drive the growth of expenses, several measures were adopted during 2002, including reductions in personnel, that contributed to reduce such effects. For 2003, we expect gains in expenses/sales relation.

✓ Impact of three extraordinary events:

19.10 – PERFORMANCE REPORT

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

- reversal of financial expenses from prior fiscal years related to the contingent liabilities of the judicial action on PIS, paid with release from fines and interests (According to MP Nº 38) favoring other operating revenues in R$ 1.4 million;
- provisioning of R$ 3.3 million of financial expenses from prior fiscal years, resulting from the adoption of a more conservative accounting criterion for the contingent liabilities related legal action which deals with the adjustment for inflation for the year of 1994, affecting the Other Operating Expenses account;
- non-operating result of R$ 2.0 million, assessed by the valance between insurance indemnities and the corresponding write-off of assets (according to explanatory note).

✓ Reduction in profitability indicators. The reduction in sales and margin resulted in the worsening of EBITDA, from R$ 13.6 million in 2001 to R$ 10.0 million in 2002. Whereas the final net income went from a profit of R$ 1.8 million in 2001 to R$ 0.3 million in 2002.

✓ As a result of the investments in information technology and the growing centralization of purchases, besides advancements in the development of partnerships with suppliers, our administration of working capital presented gains in 2002. The turnover of inventories was reduced by 3 days and the average term for payment of suppliers increased by 4 days.

SARAIVA.COM.BR

R$ million

Description	2002		2001		AH %
	Value	A V %	Value	A V %	
▸ Net sale	22.5	*100.0*	15.3	*100.0*	47
▸ Gross margin	7.9	*35.1*	5.9	*38.5*	34
▸ Operating expenses	11.9	*53.0*	14.2	*93.0*	(16)
▸ EBITDA	(3.3)	*(14.5)*	(7.7)	*(50.1)*	(57)
▸ Net Income	(2.8)	*(12.6)*	(5.8)	*(38.1)*	(51)

19.10 – PERFORMANCE REPORT

Subsidiary/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

The highlights found in the above figures were:

- ✓ Growth of 47% in net sales.
- ✓ Reduction in gross margin, from 38.5% in 2001 to 35.1% in 2002, reflecting a more aggressive discount strategy for year-end sales, in relation to the policy of the main competitors.
- ✓ Reduction of 16% in operating expenses, which turned to represent 53.0% of net sales against 93.0% in the same period of the prior year. Such expressive gain of efficiency is due to the success of the rationalization measures taken.
- ✓ Fall of 51% in loss, from R$ 5.8 million in 2001 to R$ 2.8 million in 2002.

It is important to highlight that the results obtained are compatible with our projections. The market conditions that have permitted the fast growth in electronic retail are becoming more intense. The technology advancements and the increase in number of Internauts. Combined with the increase of reliance by consumers in relation to the security of payments and delivery, reinforce the potential for growth.

FEDERAL PUBLIC SERVICE
"CVM" - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
"IAN" – ANNUAL INFORMATION Base date – 12/31/2002

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - CORPORATE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

KPMG

(3)

Saraiva S.A Livreiros Editores

Independent auditors' report on the special review of Quarterly Information ("ITRs") Quarter ended on March 31, 2003

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060 970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079 2916

Independent auditors' report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on March 31, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

May 13, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

Quarterly information
March 31, 2003

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**
4. COMPANY REGISTRATION # ("NIRE")		
35300025300		

01.02 – HEAD OFFICE

1. FULL ADDRESS				2. BOROUGH OR DISTRICT
Av. Marquês de São Vicente nº 1697				**Barra Funda**
3. ZIP CODE	4. CITY			5. STATE
01139-904	**São Paulo**			**SP**
6. AREA CODE	7. TELEPHONE	8. TELEPHONE	9. TELEPHONE	10. TELEX
011	**3611-3344**	-	-	-
11. AREA CODE	12. FAX	13. FAX	14. FAX	
011	**3611-3308**	-	-	
15. E-MAIL				
http:/www.editorasaraiva.com.br				

01.03 – INVESTORS' RELATIONS OFFICER (Company's mail address)

1. NAME				
João Luís Ramos Hopp				
2. FULL ADDRESS			3. BOROUGH OR DISTRICT	
Rua Edgar Teotônio Santana 206			**Barra Funda**	
4. ZIP CODE	5. CITY			6. STATE
01140-030	**São Paulo**			**SP**
7. AREA CODE	8. TELEPHONE	9. TELEPHONE	10. TELEPHONE	11. TELEX
011	**3611-3344**	-	-	
12. AREA CODE	13. FAX	14. FAX	15. FAX	
011	**3619-3062**	-	-	
16. E-MAIL				
jlhopp@editorasaraiva.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER	
1- BEGINNING	2 - END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 – END
01/01/2003	**12/31/2003**	**1**	**01/01/2003**	**03/31/2003**	**4**	**01/09/2002**	**12/31/2002**
9. AUDITOR'S NAME/CORPORATE NAME						10. "CVM" CODE	
KPMG Auditores Independentes						**00418-9**	
11. PERSON IN CHARGE OF AUDIT						12. TAXPAYER ID # ("CPF") OF PERSON IN CHARGE	
Fernando Octavio Sepulveda Munita						**839.708.198-49**	

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.05 – CAPITAL STOCK STRUCTURE

Number of Shares (Thousand)	1- CURRENT QUARTER 03/31/2003	2- PREVIOUS QUARTER 12/31/2002	3- SAME QUARTER PREVIOUS YEAR 03/31/2002
Paid-up Capital			
1 - Common Shares	9,622	9,622	9,622
2 - Preferred Shares	13,647	13,647	13,647
3 - Total	23,269	23,269	23,269
In Treasury			
4 - Common Shares	0	0	0
5 - Preferred Shares	333	25	0
6 - Total	333	25	0

01.06 – COMPANY'S INFORMATION

1- TYPE OF COMPANY **Commercial, Industrial and other Companies**
2- TYPE OF STATUS **Operating**
3- NATURE OF STOCKHOLDING CONTROL **Private National**
4- ACTIVITY CODE **1070000 – Publisher and Graphics**
5- MAIN ACTIVITY **Book editing and publishing**
6- TYPE OF CONSOLIDATED **Full**
7- TYPE OF AUDITOR'S REPORT **Without exceptions**

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - *CNPJ*	3 – COMPANY'S NAME

01.08 – CASH EARNINGS AUTHORIZED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGIN TO PAY	6 – SHARE TYPE	7 – EARNINGS VALUE PER SHARE
01	AUG	04/24/2003	Interest on Own Capital	05/30/2003	PN	0.3748812200

01.01 - IDENTIFICATION

1. ""CVM"" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN CURRENT FISCAL YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK AMOUNT (Thousand reais)	4 - AMOUNT OF CHANGE (Thousand reais)	5 - ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE UPON ISSUANCE (Brazilian Reais)
01	04/24/2003	39,721	2,841	Income reserve	0	0.0000000000

01.10 – INVESTORS' RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
05/13/2003	

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
1	Total Assets	199,558	178,639
1.01	Current Assets	103,624	86,985
1.01.01	Cash	1,860	508
1.01.01.01	Cash and banks	1,860	508
1.01.01.02	Securities	0	0
1.01.02	Credits	50,183	32,338
1.01.02.01	Customers	48,367	26,244
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Recovery taxes	419	3,084
1.01.02.05	Other	1,397	3,010
1.01.03	Inventories	51,436	53,978
1.01.03.01	Finished products	31,479	32,934
1.01.03.02	Goods for resale	12	0
1.01.03.03	Products in process	13,138	14,690
1.01.03.04	Raw materials	6,454	5,985
1.01.03.05	Packaging and consumption materials	353	369
1.01.04	Other	145	161
1.01.04.01	Prepaid expenses	145	161
1.02	Long-Term Assets	9,989	8,605
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	9,989	8,605
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	7,117	6,082
1.02.03.03	Deferred income tax and social contribution	2,826	2,477
1.02.03.04	Other	46	46
1.03	Permanent Assets	85,945	83,049
1.03.01	Investments	52,451	51,780
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	51,652	50,981
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	51,652	50,981
1.03.01.03	Other Investments	799	799
1.03.01.03.01	Fiscal Incentives	744	744
1.03.01.03.02	Other	55	55
1.03.02	Fixed Assets	30,282	27,589
1.03.02.01	Land	2,029	2,029
1.03.02.02	Buildings and construction	5,670	5,744
1.03.02.03	Furniture, fixture & installations	4,903	5,171

01.01 - IDENTIFICATION

1. ""CVM"" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
1.03.02.04	Vehicles	1,533	852
1.03.02.05	Machinery and equipment	5,019	2,493
1.03.02.06	Data processing equipment	10,528	10,700
1.03.02.07	Other fixed assets	600	600
1.03.03	Deferred	3,212	3,680
1.03.03.01	Premium to amortize	2,776	3,172
1.03.03.02	Other	436	508

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
2	Total Liabilities	199,558	178,639
2.01	Current Liabilities	54,105	56,583
2.01.01	Borrowings and Financing	10,305	18,523
2.01.02	Debentures	0	0
2.01.03	Suppliers	10,590	19,914
2.01.04	Taxes, Fees and Contributions	1,851	961
2.01.04.01	Provision for income tax	0	0
2.01.04.02	Provision for social contribution	0	0
2.01.04.03	Taxes and social charges	1,851	961
2.01.05	Dividends payable	0	0
2.01.06	Provisions	13,477	3,955
2.01.06.01	Provision for vacation and social charges	2,614	2,366
2.01.06.02	Provision for income tax	7,530	0
2.01.06.03	Provision for social contribution	2,012	0
2.01.06.04	Management share	661	1,589
2.01.06.05	Provision for 13th wage and charges	660	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	17,882	13,230
2.01.08.01	Bills and expenses payable	455	679
2.01.08.02	Copyright payable	7,222	3,935
2.01.08.03	Interest on own capital	8,616	8,616
2.01.08.04	Management share	1,589	0
2.02	Long-Term Liabilities	30,895	31,135
2.02.01	Borrowings and Financing	21,416	22,659
2.02.02	Debentures	0	0
2.02.03	Provisions	9,479	8,476
2.02.03.01	Contributions and taxes	9,479	8,476
2.02.04	Debts with related parties	0	0
2.02.04.01	Subsidiary company	0	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	114,558	90,921
2.05.01	Paid-in Capital	36,880	36,880
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserve	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
2.05.04	Income Reserves	38,454	38,857
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Income to Realize	0	0
2.05.04.05	Income Retaining	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	32,220	32,623
2.05.04.07.01	Reserve for capital increase	35,090	35,090
2.05.04.07.02	Treasury shares	(2,870)	(2,467)
2.05.05	Retained Earnings/Losses	25,277	1,237

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.01	Gross Revenue from Sales and/or Services	91,964	91,964	83,267	83,267
3.02	Deductions from Gross Revenue	(4,276)	(4,276)	(3,039)	(3,039)
3.03	Net Revenue from Sales and/or Services	87,688	87,688	80,228	80,228
3.04	Cost of Products and Services Sold	(20,730)	(20,730)	(19,455)	(19,455)
3.05	Gross Margin	66,958	66,958	60,773	60,773
3.06	Operating Income/Expenses	(30,173)	(30,173)	(27,212)	(27,212)
3.06.01	Selling Expenses	(20,063)	(20,063)	(17,473)	(17,473)
3.06.02	General and Administrative Expenses	(8,292)	(8,292)	(7,057)	(7,057)
3.06.02.01	Management fees	(661)	(661)	(407)	(407)
3.06.02.02	Other	(7,631)	(7,631)	(6,650)	(6,650)
3.06.03	Financial	(842)	(842)	(1,983)	(1,983)
3.06.03.01	Financial Income	184	184	385	385
3.06.03.02	Financial Expenses	(1,026)	(1,026)	(2,368)	(2,368)
3.06.04	Other Operating Income	184	184	34	34
3.06.05	Other Operating Expenses	(1,831)	(1,831)	(1,664)	(1,664)
3.06.05.01	Depreciation and amortization	(1,767)	(1,767)	(1,646)	(1,646)
3.06.05.02	Other	(64)	(64)	(18)	(18)
3.06.06	Equity Income	671	671	931	931
3.07	Operating Income	36,785	36,785	33,561	33,561
3.08	Non-Operating Income	142	142	990	990
3.08.01	Other Income	142	142	990	990
3.08.02	Other Expenses	0	0	0	0
3.09	Income Before Taxes/Participations	36,927	36,927	34,551	34,551
3.10	Provision for I.Tax and Social Contribution	(12,598)	(12,598)	(11,929)	(11,929
3.11	Deferred Income Tax	372	372	360	360
3.12	Participations/Statutory Contributions	(661)	(661)	(407)	(407)
3.12.01	Participations	(661)	(661)	(407)	(407)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.12.01.01	Management Share	(661)	(661)	(407)	(407)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	24,040	24,040	22,575	22,575
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	22,936	22,936	23,269	23,269
	EARNINGS PER SHARE	1.04813	1.04813	0.97017	0.97017
	LOSS PER SHARE				

04.01 – NOTES TO THE FINANCIAL STATEMENTS

1. Operating Context

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is the edition of books for grade school and high school, para-educational, legal and economy/administration books.

The Publishing House's operating cycle is very seasonal, with 80% of sales concentrated between the last quarter of a year and the first quarter of the following year. Such billing concentration is determined by two factors: (a) the "Back to school" period in first quarter; and (b) sale of grade school educational books to government in the fourth and first quarters of the year.

2. Presentation of financial statements

The financial statements were prepared based on the accounting practices under the Brazilian Corporate Law and the Brazilian Securities and Exchange Commission standards.

Description of main accounting practices

a. Financial investments

Recorded at cost, increased by earnings incurred through the balance sheet date, not exceeding market value.

b. Rights and obligations

Updated using exchange rate and/or financial charges under the terms of agreements and laws in force, so that they reflect the amounts incurred through the period closing date. The liabilities in foreign currency were converted to reais at the foreign exchange rate on the period closing date.

c. Rights and obligations

Recorded in an amount considered sufficient to cover possible losses in the realization of accounts receivable from customers and checks receivable. The receivables considered to be irrecoverable are directly appropriated to net income for the year.

d. Inventories

Evaluated at the average acquisition or production cost, which does not exceed market value.

e. Investments

Investment in the subsidiary company is evaluated at the equity method of accounting, and other investments are evaluated at cost, less a provision for devaluation.

f. Fixed assets

Recorded at the acquisition, formation or construction cost. Depreciation is computed using the straight-line method, at rates that take into account the useful life of assets.

g. Deferred assets

Recorded at the acquisition or formation cost, it basically refers to the premium to amortize, pre-operating expenses for commercial assignment and expenses incurred prior to the start of new stores' operations. Pre-operating expenses are amortized within 5 years, or pursuant to leasing contractual provisions, from the beginning of commercial operations of the stores.

The premium to amortize, resulting from an equity interest acquisition, was economically based on expectation of future profitability based on the projection of capacity to generate future profits by the deadline set for the return on investment, was transferred from investments to deferred assets as a result of the investment incorporation in August/1999, and is being linearly amortized in 60 monthly installments, computed according to the results projected for the 5-year period counted from January, 2000.

h. Copyrights

Copyrights are credited when sales are made, and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as selling expenses, taken to income, and in the other cases, included in production costs.

i. Provisions

Provisions are recorded based on the best estimates of risks involved.

j. Income tax and social contribution

Taxes on income or loss for the period comprise current and deferred amounts.

Income tax and social contribution for the period are computed respectively at the rate of 15% on taxable income, plus 10% additional, and at the rate of 9% on the adjusted net income.

Deferred income tax and social contribution are presented in current and long-term assets and liabilities, pursuant to Note no. 11. They are recorded to reflect the future fiscal effects attributable on: temporary difference between the assets and liabilities fiscal base and the respective book value; and fiscal losses and social contribution negative bases.

The deferred fiscal assets thus recorded takes into account the following aspects: a) it is based on the expectation of a future taxable income, considering the tax rates in force on the period closing date; b) it is annually reviewed and adjusted in case of a substantial change in income expected; and c) the accounting recorded to financial statements comply with the requirements under "CVM" Normative Ruling no. 371, of June 27, 2002.

3. Consolidated financial statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and its subsidiary company, Livraria e Papelaria Saraiva S.A., of which it holds an equity interest of 99.91%.

The consolidated financial statements were prepared in accordance with the provisions of the Corporate Law, the standards issued by the Securities and Exchange Commission, and in accordance with the main principles adopted for consolidation, which comprise:

- Elimination of rights and obligations, as well as revenues, costs and expenses resulting from transactions effected among the companies included in the consolidation;
- Elimination of investment in the holding company against the net equity of the subsidiary company; and
- The minority shareholder interest held in the subsidiary's net equity and net income for the period is separately presented in balance sheets and income statements, respectively.

4. Accounts receivable from customers

	Publishing House	Consolidated
Trade bills receivable	42,618	39,627
Credit cards	290	14,947
Checks receivable	6,187	10,485
Other	-	-
Provision for doubtful receivables	(728)	(844)
	48,367	64,215

5. Inventories

	Publishing House	Consolidated
Finished products	31,479	31,479
Goods for resale	12	43,151
Products in process	13,138	13,138
Raw materials	6,454	6,454
Packaging and consumption materials	353	674
	51,436	**94,896**

6. Investments

	Publishing House	Consolidated
Investment in subsidiary company	51,652	-
Other investments	3,766	5,164
Provision for devaluation	(2,967)	(4,085)
	52,451	**1,079**

Interest in the subsidiary company is represented by investment in Livraria e Papelaria Saraiva S.A. and main information on the investment is as follows:

Company's capital stock number of shares – Thousand	57,540
Number of shares held – Thousand	57,490
Share percentage in capital stock	99.91%
Updated capital stock	51,210
Stockholders' equity	51,697
Investment value	51,652
Net income for the period – Equity income computation base	671
Equity income	**671**

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Subsidiary's Balance Sheet as of 03/31/2003:

ASSETS	**108,902**	**LIABILITIES**	**108,902**
CURRENT ASSETS	**65,882**	**CURRENT LIABILITIES**	**34,573**
Cash and banks	2,711	Borrowings and Financing	4,718
Accounts receivable from customers	18,967	Suppliers	23,840
Inventories	43,459	Taxes and social contributions	1,614
Recovery Taxes	596	Accounts and expenses payable	4,326
Other credits and accounts receivable	114	Management share	75
Prepaid expenses	35		
		LONG-TERM LIABILITIES	**22,632**
LONG-TERM ASSETS	**14,584**	Provision for contributions and taxes	16,059
		Borrowings and financing	5,794
Deferred income tax and social contribution	6,879	Other	779
Other long-term assets	7,705		
PERMANENT ASSETS	**28,436**	**SHAREHOLDERS' EQUITY**	**51,697**
Investments	280	Capital stock	51,210
Fixed Assets	22,706	Capital reserves	2,190
Deferred Assets	5,450	Retained losses	(1,703)

Sales transactions through Internet

With the purpose of disclosing the result of e-commerce transactions carried out by Livraria e Papelaria Saraiva S.A., we present such results separately from net income for the period, in table 16.01/"ITR".

7. Fixed Assets

	Annual Depreciation Rate	Publishing House	Consolidated
Updated Cost:			
Land		2,029	2,032
Buildings and construction	4%	8,212	10,109
Furniture, fixture & installations	10%	20,695	63,155
Data processing equipment	20%	19,717	32,830
Vehicles	20%	2,940	3,182
Machinery and equipment	10%	14,667	14,980
Other fixed assets	-	600	1,235
		68,860	127,523
Accumulated depreciation		(38,578)	(74,535)
		30,282	**52,988**

8. Deferred Items

	Publishing House	Consolidated
Pre-operating expenses and other deferred amounts	1,445	24,433
Premium to amortize	7,931	7,931
Accumulated amortization	(6,164)	(23,702)
	3,212	**8,662**

9. Borrowings and Financing

	Publishing House	Consolidated
Current:		
Borrowings		
Guaranteed account	1,290	1,290
Financing		
National currency		
BNDES – FINEM	928	5,647
Foreign currency		
International Finance Corporation – IFC	8,087	8,087
	9,015	13,734
	10,305	**15,024**
Long-term:		
Financing		
National currency		
BNDES – FINEM	2,071	7,865
Foreign currency		
International Finance Corporation – IFC	19,345	19,345
	21,416	**27,210**

The national currency borrowings – guaranteed account - are subject to additional financial charges computed based on "CDI" variation.

The financing obtained by the Publishing House through BNDES - FINEM, with a mortgage guarantee, bears annual interest of 3.5%, plus Long-Term Interest Rate ("TJLP"). The financing obtained by the subsidiary, also with BNDES - FINEM, 100% cosigned by the Publishing House, bears annual interests between 3% and 3.5%, plus "TJLP". With relation to the financing obtained by the holding company, as the contractual amendment entered into on 07/29/2002, the time for application and the grace periods for remaining sub-credits were extended, and clauses with additional obligations for the holding company were included, such as: not reducing capital stock; not participating in merging, split or incorporation processes, neither burden or alienate items from its permanent assets without previous authorization from BNDES.

The financing obtained with IFC, subject to the dollar exchange variation, bears annual interests of 3% above LIBOR. The agreement is free of any real guarantees, noted that, up until its full settlement, the Publishing House will maintain its current equity position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders will jointly hold at least 50% of the voting common shares in the Publishing House.

The BNDES - FINEM financing were destined to the acquisition and implementation of an Integrated Business Administration System - "ERP" and the construction of a Distribution Center. Financing obtained from IFC was destined to investment project in Mega Store type stores and the modernization of the subsidiary's conventional stores.

10. Related Parties

Transactions between related parties comprise commercial purchase and sale operations and loan agreement with Livraria e Papelaria Saraiva S.A. and were carried out under usual market conditions.

Balances	
Current assets	
Accounts receivable	3,129
Current liabilities	
Accounts payable	1
Transactions	
Sales of goods	5,026
Purchases of goods	10

11. Deferred Income tax and social contribution

Deferred income tax and social contribution have the following origin:

	Publishing House	Consolidated
Long-term assets		
Fiscal loss and negative base of social contribution	-	2,752
"PIS/COFINS" legal proceedings	2,826	6,953
	2,826	**9,705**
Long-Term Liabilities (in item "Others")		
Deferral of accelerated depreciation with incentive	257	257
Premium to amortize - Art. 7 of Law 9.532/97	165	165
	422	**422**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The expense conciliation computed by applying the combined tax rates and the income tax and social contribution expense debited to net income is demonstrated as follows:

	Publishing House	Consolidated
Net income before income tax and social contribution on net income	36,927	37,387
Combined tax rate	34%	34%
Inc. tax and social contribution at the combined tax rate	(12,554)	(12,711)
Permanent additions:		
Non-deductible expenses	(192)	(209)
Permanent deductions:		
Equity income	228	-
Other deductions	59	66
Other Items	233	243
	(12,226)	(12,611)
Income tax and social contribution on income tax included in net income		
Current	(12,598)	(12,814)
Deferred	372	203
	(12,226)	(12,611)
Effective rate on the net income adjusted	33.1%	33.7%

"CVM" Instruction 371 of 6/27/2002

The holding company and its subsidiary, based on: **a)** the expectation to generate future taxable profits and positive cash flows, brought to present value; and **b)** the profitability and positive cash flows history within the past five years; and, therefore, meeting the provisions and conditions on "CVM" Instruction 371/02, have recognized and recorded to their financial statements the deferred tax assets formed on long-term liabilities, represented by legal proceedings claiming for federal taxes, and, in case of the subsidiary company, also on the balance of fiscal losses and negative bases of social contribution.

Management takes into account the book value of deferred fiscal assets recorded at the Publishing House, related to temporary differences to be realized proportionally to the final outcome of legal proceedings presented.

The estimate for realization of subsidiary's deferred fiscal assets is concentrated to the five years subsequent to current fiscal year, as follows:

Balance sheet dates	**Realization of deferred tax assets**	**Balance of deferred tax assets**
Balance of deferred assets as of 03/31/2003	-	6,879
12/31/2003 (9 months)	716	6,163
12/31/2004	881	5,282
12/31/2005	1,572	3,710
12/31/2006	2,067	1,643
12/31/2007	1,043	600
12/31/2008	600	-

12. Provision for contributions and taxes

The Publishing House and its subsidiary are judicially disputing the legality of some federal taxes related to "PIS", "COFINS", "IR" [Income Tax] and "CSLL" [Social Contribution on Net Income].

Breakdown of the contingent liability is as follows:

	Publishing House	**Consolidated**
"PIS/COFINS" - Increase in base and tax rate	7,265	15,148
"IR/CSLL" – Brazilian Currency Plan – Law no. 8.880/94	1,792	9,968
	9,057	**25,116**

13. Stockholders' Equity

According to the minutes of the Special General Meeting held on April 24, 2003, the capital stock increase incorporating income reserves was approved.

The fully paid-in capital stock in the amount R$ 39,721 (R$ 36,880 in 03/31/2003) is represented by 23,269,203 shares, from which 9,622,313 are common shares and 13,646,890 preferred shares, with no par value. The Company is authorized to increase its capital stock, independently of bylaw reform, by up to 500,000 shares, up to the limit of 23,769,203 shares issued.

The preferred shares may not exceed 2/3 of total shares issued; have no right to vote, except in the cases provided for by law or in the bylaws, may not be converted into common shares, and offer the following advantages to shareholders: **a)** differentiated treatment in the event of disposal of the Company's control, pursuant to the bylaws; **b)** dividends equal to those attributed to the common shares; and **c)** participation under equal conditions with the holders of common shares in the distribution of bonus shares, resulting from reserve capitalization, retained earnings, and any other funds.

All shares have the right to a minimum dividend of 25% on net income adjusted for each period.

Treasury shares – Instructions CVM nos. 10/80 and 298/97

The Board of Directors' Meeting held on 08/21/2002 authorized the acquisition of 500,000 Company's preferred book shares, to remain in treasury.

Movement in the period was as follows:

	Quantity	**Average unit cost**
Balance as of 12/31/2002	286,300	8.61
Acquisitions in the period	46,200	8.72
Balance as of 03/31/2003	332,500	8.63

The market value for these shares, computed based on the latest quotation before the period closing date is R$ 2,530 (R$ 7.61 per share).

14. Financial Instruments

Derivative transactions

The Publishing House performs transactions recorded to equity accounts with the purpose of meeting operating needs and reducing the exposure to currency and interest rate fluctuation risks. The transactions are performed with renowned financial institutions and are managed by the financial area under a determination of positions and exposure limits and monitoring of risks involved.
The derivative transactions performed by the Publishing House in the period were as follows:

a. Exchange hedge – Swap contracts, without cash to offer coverage to the amortization installments of the financing with International Finance Corporation (IFC), of June 13, 2003 and December 15, 2003. The transactions contracted in April/2002, January and March/2003, to be due in June and December/2003, resulted in a gain appropriated to the period, of R$ 381; and

b. Redemption of interest rate swap contracts linked to the borrowings obtained in the year ended on 12/31/2002, according to Resolution no. 2.770 - Bacen. The transactions resulted in financial expenses of R$ 206, appropriated to the period.

Other financial instruments

To meet "CVM" Instruction no. 235/95, the book balances and the market values for the financial instruments included in the consolidated balance sheet as of December 31, 2002 are identified as follows:

Description	Book balance	Market value
Cash	4,571	4,571
Taxes to recover	1,015	1,015
Deferred income tax and social contribution – Long-term Assets	9,705	7,522
Investments evaluated at cost without stock exchange quotation	1,079	1,079
Borrowings and financing:		
In local currency		
In foreign currency		
Deferred income tax and social contribution - Liabilities	422	422

Standards, assumptions and limitations used in computing market values

a. Deferred income tax and social contribution

The market value for deferred income taxes and social contribution was calculated based on its present value, computed using future cash flows and the long-term interest rate - "TJLP".

b. Borrowings and financing

The book balances for borrowings and financing correspond substantially to the financing obtained with BNDES and IFC. The market values for those financing instruments are identical to the book balances, as there are no similar instruments on the national market with comparable maturities and interest rates.

c. Limitations

The market values were estimated at a specific time, based on "relevant market information". Changes in assumptions may significantly affect the estimates presented.

15. Insurance Coverage

On March 31, 2003, the Publishing House and its subsidiary held insurance coverage against fire and various risks for fixed assets items and inventories, in amounts considered sufficient to cover possible losses.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

SEE COMMENTS ON CONSOLIDATED PERFORMANCE IN TABLE 08.01/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
1	Total Assets	253,689	235,719
1.01	Current Assets	166,387	152,981
1.01.01	Cash	4,571	4,978
1.01.01.01	Cash and banks	4,571	4,978
1.01.01.03	Securities	0	0
1.01.02	Credits	66,740	49,477
1.01.02.01	Customers	64,215	40,642
1.01.02.02	Recovery Taxes	1,015	4,323
1.01.02.04	Other	1,510	4,512
1.01.03	Inventories	94,896	98,313
1.01.03.01	Finished products and goods	74,630	76,949
1.01.03.02	Products in process	13,138	14,690
1.01.03.03	Raw material	6,454	5,985
1.01.03.04	Packaging and consumption materials	674	689
1.01.04	Other	180	213
1.01.04.01	Prepaid expenses	180	213
1.02	Long-Term Assets	24,573	22,207
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	24,573	22,207
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	14,820	13,015
1.02.03.03	Deferred income tax and social contribution	9,705	9,144
1.02.03.04	Other	48	48
1.03	Permanent Assets	62,729	60,531
1.03.01	Investments	1,079	1,079
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	0	0
1.03.01.03	Other Investments	1,079	1,079
1.03.01.03.01	Fiscal incentives	1,024	1,024
1.03.01.03.02	Other	55	55
1.03.02	Fixed assets	52,988	49,919
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and construction	6,963	7,056
1.03.02.03	Furniture, fixture & installations	19,882	20,790
1.03.02.04	Vehicles	1,617	947
1.03.02.05	Machinery & equipment	5,143	2,623
1.03.02.06	Data processing equipment	16,116	15,236

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.01 – BALANCE SHEET CONSOLIDATED - ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
1.03.02.07	Other fixed assets	1,235	1,235
1.03.03	Deferred assets	8,662	9,533
1.03.03.01	Premium to amortize	2,776	3,172
1.03.03.02	Other	5,886	6,361

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
2	Total Liabilities	253,689	235,719
2.01	Current Liabilities	85,560	91,128
2.01.01	Borrowings and Financing	15,024	23,947
2.01.02	Debentures	0	0
2.01.03	Suppliers	31,312	42,793
2.01.04	Taxes, Fees and Contributions	3,465	3,132
2.01.04.01	Provision for income tax	0	0
2.01.04.03	Taxes and social charges	3,465	3,132
2.01.05	Dividends payable	0	0
2.01.06	Provisions	15,872	5,645
2.01.06.01	Provision for vacation and social charges	4,550	4,056
2.01.06.02	Provision for income tax	7,530	0
2.01.06.03	Provision for social contribution	2,012	0
2.01.06.04	Management share	736	1,589
2.01.06.05	Provision for 13th wage and social charges	1,044	0
2.01.07	Debts to Related Parties	0	0
2.01.08	Other	19,887	15,611
2.01.08.01	Bills and expenses payable	2,461	3,060
2.01.08.02	Copyright payable	7,222	3,935
2.01.08.03	Proposed interests on own capital	8,616	8,616
2.01.08.04	Management share	1,588	0
2.02	Long-Term Liabilities	53,526	53,625
2.02.01	Borrowings and Financing	27,210	29,132
2.02.02	Debentures	0	0
2.02.03	Provisions	25,537	23,626
2.02.03.01	Contributions and taxes	25,537	23,626
2.02.04	Debts to Related Parties	0	0
2.02.05	Other	779	867
2.03	Deferred Income	0	0
2.04	Minority Share	45	45
2.05	Stockholders' Equity	114,558	90,921
2.05.01	Paid-in Capital	36,880	36,880
2.05.01.01	Updated Capital	36,880	36,880
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserve	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 03/31/2003	4- 12/31/2002
2.05.04	Income Reserves	38,454	38,857
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	32,220	32,623
2.05.04.07.01	Reserve for Capital Stock increase	35,090	35,090
2.05.04.07.02	Treasury shares	(2,870)	(2,467)
2.05.05	Retained Earnings/Loss	25,277	1,237

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.01	Gross Revenue from Sales and/or Services	154,607	154,607	144,999	144,999
3.02	Deductions from Gross Revenue	(11,046)	(11,046)	(8,750)	(8,750)
3.03	Net Revenue from Sales and/or Services	143,561	143,561	136,249	136,249
3.04	Cost of Products and/or Services Sold	(54,166)	(54,166)	(53,803)	(53,803)
3.05	Gross Margin	89,395	89,395	82,446	82,446
3.06	Operating Income/Expenses	(52,155)	(52,155)	(48,154)	(48,154)
3.06.01	Selling Expenses	(35,729)	(35,729)	(32,532)	(32,532)
3.06.02	General and Administrative Expenses	(11,573)	(11,573)	(9,828)	(9,828)
3.06.02.01	Management fees	(1,035)	(1,035)	(691)	(691)
3.06.02.02	Other	(10,538)	(10,538)	(9,137)	(9,137)
3.06.03	Financial	(1,837)	(1,837)	(2,565)	(2,565)
3.06.03.01	Financial Income	235	235	729	729
3.06.03.02	Financial Expenses	(2,072)	(2,072)	(3,294)	(3,294)
3.06.04	Other Operating Income	428	428	385	385
3.06.05	Other Operating Expenses	(3,444)	(3,444)	(3,614)	(3,614)
3.06.05.01	Depreciation and Amortization	(3,367)	(3,367)	(3,571)	(3,571)
3.06.05.02	Other	(77)	(77)	(43)	(43)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	37,240	37,240	34,292	34,292
3.08	Non-Operating Income	147	147	863	863
3.08.01	Other Income	147	147	990	990
3.08.02	Other Expenses	0	0	(127)	(127)
3.09	Income Before Taxes/Participations	37,387	37,387	35,155	35,155
3.10	Provision for Inc. Tax and S. Contribution	(12,814)	(12,814)	(12,461)	(12,461)
3.11	Deferred Income Tax	203	203	393	393
3.12	Participations/Statutory Contributions	(736)	(736)	(511)	(511)
3.12.01	Participations	(736)	(736)	(511)	(511)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.12.01.01	Management share	(736)	(736)	(511)	(511)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Minority Share	0	0	(1)	(1)
	Income/Loss for the Period	24,040	24,040	22,575	22,575
	NUMBER OF SHARES LESS TREASURY SHARES (Thousands)	22,936	22,936	23,269	23,269
	EARNINGS PER SHARE	1.04813	1.04813	0.97017	0.97017
	LOSS PER SHARE				

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

1. HIGHLIGHTS

In the 1st quarter of 2003 we started the implementation process of a management system based on value (Value Based Management), adopting the Shareholder Value Management [Gerenciamento de Valor ao Acionista] "GVA" methodology, which is being implemented by the Escola de Administração de Empresas de São Paulo (EAESP – FGV). This is a further basic step to strengthen company's management, aiming at an expansion of results in a way to make viable the continuity of an efficient and supported growth, in addition to intensifying an alignment of the collaborators' interests with those of the shareholders.

The main highlights of performance indicators during the 1st quarter of 2003 were:

- ✓ Quarterly consolidated income record of R$ 24.0 million, against R$ 22.6 million in 2002;
- ✓ Net consolidated revenues of R$ 143.6 million, a 5% growth in relation to the same period in 2002;
- ✓ Operating consolidated income (EBITDA) of R$ 42.9 million, against R$ 40.4 million in previous year;
- ✓ Our e-commerce presented significant improvement. It represented 13% of our total retail operations and we have reached breakeven in operating cash generation.

2. EDITORA SARAIVA

The table below summarizes the main data related to the economic and financial performance:

R$ million

Description	1st Quarter/03		1st Quarter/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	87.7	100.0	80.2	100.0	9
☐ Gross margin	67.0	76.4	60.8	75.8	10
☐ Operating expenses	30.1	34.4	26.2	32.6	15
☐ EBITDA	38.7	44.2	36.3	45.2	7
☐ Net financial result	0.8	1.0	2.0	2.5	(58)
☐ Net income before equity income	23.4	26.7	21.6	27.0	8

The main performance highlights in 1st quarter of 2003 were:

- ✓ 9% net sales growth, with emphasis to the outstanding performance of law books, stimulated by the sales of books related to the new Brazilian Civil Code;
- ✓ Gross margin improvement, from 75.8% in 1st quarter of 2002 to 76.4% for equal period in 2003. Such result reflects positively a change in sales mix, in function of a higher share of law books;
- ✓ 15% growth in operating expenses. In addition to the strong inflationary pressure, this increase is also a result of our conservative position in booking expenses related to the significant disclosure of sales to federal government in the context of Educational Book's National Program – "PNLD"/04. Although sales were forecasted to occur just in the last quarter of 2003, we chose not to defer such expenses. It should be noted that we have highly positive expectations for sales under "PNLD"/04. Another factor that also contributed to increase expenses was the realization of expenditures for implementing the "GVA" management system;

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

- ✓ 7% increase in operating cash generation measured by EBITDA. In spite of the higher sales volume and the improvement in gross margin, the EBITDA/net sales ratio presented a decrease, from 45.2% in 2002 to 44.2% in 2003, as a result of the increase in operating expenses;

- ✓ Significant improvement in net financial income, from a net expense of R$ 2.0 million in 2002 to an expense of R$ 0.8 million in 2003. This result if a consequence of the foreign exchange valuation occurred in the 1st quarter of 2003, which influenced positively our long-term liabilities denominated in Dollars;

- ✓ 8% improvement in net income before Livraria's equity income, from R$ 21.6 million in 2002 to R$ 23.4 million in 2003.

Investments

During the 1st quarter of 2003, in acknowledgement of our publishing excellence, we had 4 works nominated to the 2003 Jabuti Award [Prêmio Jabuti 2003], one of the main national literature awards.

Other highlights for the period were:

- ✓ As to the law website, we invested in development of innovative and differentiated products and services, forecasted to be launched until the end of first half-year:

  - PRAXIS. Developed in partnership with Microsoft, it is a customization tool for the product "Office" for the law area, so that the users of "Word" and "Outlook" applications will have access to the rich legal online contents of Editora Saraiva;

  - Availability of 15 online products to be sold in bookstores through physical packages with explanatory displays and demo CD-ROMs with access codes, extending our capacity to distribute these products.

- ✓ Acquisition of a rotating printer with furnace, which will increase the productivity and the quality of the books printed in our printing office.

We are still open to study alternatives to acquire catalogs or companies of the sector.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

3. LIVRARIA SARAIVA

Aiming at a more precise analysis, we present below Livraria's main financial data, separating the results of the physical stores from those of the online retail business, carried on through the saraiva.com.br website. Livraria's aggregate data (physical stores + online retail) are informed in section 18.01 – subsidiary's income statement – of the quarterly information.

PHYSICAL STORES

Results

R$ million

Description	1st Quarter/03		1st Quarter/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	52.9	*100.0*	53.8	*100.0*	(2)
☐ Gross margin	19.7	*37.2*	19.7	*36.7*	-
☐ Operating expenses	17.6	*33.2*	16.7	*31.1*	5
☐ EBITDA	3.7	*7.0*	5.1	*9.4*	(27)
☐ Net financial result	0.8	*1.5*	1.7	*3.1*	(52)

Performance highlights for physical stores were:

✓ 2% drop in net sales, in function of:

- Increase in "PIS" rate on gross sales, from 0.65% to 1.65%. It should be noted that such effect impacts net sales, but is practically reverted in gross margin, in function of the "PIS" credit at the acquisition of goods for resale;
- Economic recession context and consequent drop in consumer's trust level, directly reflecting in retail business.

✓ Gross margin improvement, from 36.7% in 2002 to 37.2% in 2003. Such improvement is due to mix changes in products sold, with a higher share in literature and law books.

✓ 5% increase in operating expenses, caused by:

- Strong inflationary pressures;
- Collective labor agreement of 11% in December/2002.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

It is important to stress that we have made a big effort to rationalize expenses, including personnel reductions and of rental agreement renegotiations of our stores. The result of such actions will be more apparent as we resume the expected sales level.

Investments

During the 1st quarter of 2003, we persisted seeking strategic locations for expansion project for the physical stores' chain, aiming at expanding our market share and profitability potential.

Two units are already contracted:

- ✓ Saraiva Special Itaim, forecasted to July/2003;
- ✓ Mega Store Shopping Flamboyant, in Goiânia, forecasted to October/2003.

Another important investment, forecasted to be completed by June/2003, is the reformation and expansion of the traditional store located at the Shopping Interlagos, in São Paulo.

SARAIVA.COM.BR

Results

R$ million

Description	1st Quarter/03		1st Quarter/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	8.0	*100.0*	5.5	*100.0*	47
☐ Gross margin	2.8	*34.6*	1.9	*35.4*	43
☐ Operating expenses	3.0	*37.1*	3.0	*55.3*	(2)
☐ EBITDA	0.02	*0.2*	(0.9)	*(16.7)*	(102)
☐ Net income	(0.1)	*(1.8)*	(0.8)	*(13.9)*	(81)

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Highlights during the 1st quarter of 2003 were:

- ✓ 47% net sales increase;
- ✓ Gross margin decrease, from 35.4% in 2002 to 34.6% in 2003. This reduction is due to the mix change in products sold, with a higher share in audio and video products;
- ✓ 2% reduction in operating expenses, even with a significant growth in sales. This result reflects the continuous focus in rationalization of expenses and utilization of synergies with physical stores;
- ✓ Positive generation of operating cash. In 2003, EBITDA was positive by R$ 20 thousand, against a negative value of R$ 0.9 million in 1st quarter of 2002. More important than the EBITDA absolute value generated is the confirmation of an increasingly profitability trend, which reflects the success in our model of business;
- ✓ Significant improvement in net income, from a loss of R$ 0.8 million in 2002 to R$ 0.1 million in 2003.

The main performance indicators of our e-commerce operation are presented below:

Indicators	1st Quarter/03	1st Quarter/02
Customers (thousand)	777	500
Page views/month (million)*	16.2	13.6
% on Livraria's total net sales	13.2	9.3
Average ticket ($)	76	62

* Quarterly average

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

4. CONSOLIDATED

Net consolidated sales grew 5%, rising from R$ 136.2 million in 1st quarter of 2002 to R$ 143.6 million in 2003.

Net income for the period was a record of R$ 24.0 million, against R$ 22.6 million in 2002, meaning a 7% growth.

The increase in consolidated net income may be basically explained by the good operating performance, associated with the lower level in Publishing House's financial expenses. The improvement in electronic retail result was compensated by a drop in physical stores' result.

5. VALUE MANAGEMENT TO SHAREHOLDER ("GVA")

After a period of intensive studies, we decided to implement the "GVA" system, because it is, in our understanding, a system technically more complete and efficient to manage value.

The main objectives are:

- ✓ Provide company management with instruments to base decisions aiming at value generation;
- ✓ Align even more the management and shareholders' interests around value creation;
- ✓ Be an important assistant in reaching future value targets;
- ✓ Create a general and shared culture within all company levels, focusing value generation.

6. CAPITAL STRUCTURE

The financial liabilities exposed to foreign exchange variance are equivalent to US$ 5.8 million, with semiannual installments to be due between June/2004 and June/2006. Continuing with our strategy of minimizing the foreign exchange variance impact to cash, we made, during the 1st quarter of 2003, a hedge transaction for the installment due in December/2003, so that we are debtors in "CDI" and creditors in foreign exchange variance.

7. STOCK MARKET

During the 1st quarter of 2003, we bought 46 thousand preferred shares, which are kept in treasury. The total accumulated in treasury is 332 thousand shares, representing 1.43% of total company shares.

8. SOCIAL ACTIVITY

Saraiva received, for the 5th consecutive year, the title "Company that Educates", granted by SENAC for companies that support the "Professional Capacitation Program", destined to prepare youngsters to the labor market.

9. PROSPECTS

We have identified a promising future for companies of the Saraiva Group. We are strongly positioned and structured to materialize the high potential that education, culture and entertainment have in our country.

We have been investing so that our different areas of operation provide significant synergy gains. Our modus operandi does not find a similar one in national publishing and bookseller markets:

- ✓ Editora and Livraria Saraiva's operations make possible relevant marketing synergies;
- ✓ Our legal website sent 48 thousand customers to our e-commerce site in the 1st quarter of 2003, representing a 124% increase in relation to 2002;
- ✓ Our electronic retail business has an important competitive advantage, for operating jointly with our physical stores' chain, generating synergetic benefits in large quantity, with logistics, personnel and marketing.

Finally, we believe that the "GVA" system implementation will be extremely useful so that our management style consolidates the full Saraiva's development and profitability potential.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – COMPANY NAME	3 - TAXPAYER ID # ("CNPJ")	4 – CLASSIFICATION	5 - % SHARE IN SUBSIDIARY'S CAPITAL STOCK	6 - % NET WORTH OF INVESTOR
7 – COMPANY TYPE		8 – NUMBER OF SHARES HELD IN PRESENT QUARTER (Thousand)		9 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER (Thousand)	
01	LIVRARIA E PAPELARIA SARAIVA S.A..	61.254.454/0001-83	CLOSED SUBSIDIARY	99.91	45.09
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57,490		57,490	

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Sales transactions through Internet

In order to disclose the results of the e-commerce operations performed by Livraria e Papelaria Saraiva S.A., we present below such results, separately from net income for the period ended on March 31, 2003:

	01/01/2003 to 03/31/2003	01/01/2002 to 03/31/2002
Gross operating revenue	8,882	5,917
Deductions ("ICMS", "PIS" and "COFINS")	(834)	(427)
Net operating revenue	8,048	5,490
Cost of sales	(5,263)	(3,546)
Gross margin	2,785	1,944
Operating expenses		
Selling expenses	(2,738)	(2,816)
Management fees	(49)	(45)
Financial	(45)	(36)
Depreciation and amortization	(195)	(177)
Other	19	1
	(3,008)	(3,073)
Net loss before income tax and social contribution	(223)	(1,129)
Deferred income tax and social contribution	76	367
Net loss for the period	(147)	(762)

The data related to these operations have been reviewed by KPMG Auditores Independentes together with the report on special review related to the quarter ended on March 31, 2003.

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTIONS

Independent auditor's report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on March 31, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

May 13, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.01	Gross Revenue from Sales and/or Services	67,678	67,678	65,004	65,004
3.02	Deductions from Gross Revenue	(6,769)	(6,769)	(5,711)	(5,711)
3.03	Net Revenue from Sales and/or Services	60,909	60,909	59,293	59,293
3.04	Cost of Products and/or Services Sold	(38,463)	(38,463)	(37,610)	(37,610)
3.05	Gross Margin	22,446	22,446	21,683	21,683
3.06	Operating Income/Expenses	(21,320)	(21,320)	(20,021)	(20,021)
3.06.01	Selling Expenses	(15,676)	(15,676)	(15,070)	(15,070)
3.06.02	General and Administrative Expenses	(3,281)	(3,281)	(2,771)	(2,771)
3.06.02.01	Management fees	(374)	(374)	(284)	(284)
3.06.02.02	Other	(2,907)	(2,907)	(2,487)	(2,487)
3.06.03	Financial	(995)	(995)	(582)	(582)
3.06.03.01	Financial Income	51	51	344	344
3.06.03.02	Financial Expenses	(1,046)	(1,046)	(926)	(926)
3.06.04	Other Operating Income	244	244	351	351
3.06.05	Other Operating Expenses	(1,612)	(1,612)	(1,949)	(1,949)
3.06.05.01	Depreciation and Amortization	(1,598)	(1,598)	(1,924)	(1,924)
3.06.05.02	Other	(14)	(14)	(25)	(25)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	1,126	1,126	(1,662)	(1,662)
3.08	Non-Operating Income	5	5	(127)	(127)
3.08.01	Other Income	5	5	0	0
3.08.02	Other Expenses	0	0	(127)	(127)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2003 TO 03/31/2003	4 – 01/01/2003 TO 03/31/2003	5 – 01/01/2002 TO 03/31/2002	6 – 01/01/2002 TO 03/31/2002
3.09	Income Before Taxes/Participations	1,131	1,131	1,535	1,535
3.10	Provision for Inc. Tax and Social Contribution	(216)	(216)	(532)	(532)
3.11	Deferred Income Tax	(169)	(169)	33	33
3.12	Participations/Statutory Contributions	(75)	(75)	(104)	(104)
3.12.01	Participations	(75)	(75)	(104)	(104)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the period	671	671	932	932
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE	0.01166	0.01166	0.01620	0.01620
	LOSS PER SHARE				

18.02 – COMMENT ON THE PERFORMANCE OF SUBSIDIARY/AFFILIATE

SUBSIDIARY/AFFILIATE: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

(4)

SARAIVA S.A. LIVREIROS EDITORES

Ministry of Finance National Registry of Legal Entities (CNPJ/MF) no. 60.500.139/0001-26

Stock Corporation

NOTICE TO SHAREHOLDERS – PAYMENT OF INTEREST ON EQUITY CAPITAL

We hereby inform the Shareholders that the General Shareholders Meeting held on April 24, 2003, in light of the approval by the Administrative Council, on December 11, 2002, of the payment of remuneration from equity capital, which was attributed to mandatory dividends, in the amount of R$ 8,615,858.72, established the date for such payment, which will be effectuated **as of May 30, 2003**, without any monetary adjustment.

1. Interest on equity capital and Income Tax – The shareholders registered with the depositary institution on December 11, 2002 are entitled to receive interest on equity capital, in the gross amount of R$ 0.37488122 per share, from which the Income Tax at the Source will be deducted, pursuant to applicable law.

2. Instructions regarding crediting the interest - 2.1. Shareholders who are duly registered – will have their credits made available on May 30, 2003 in the current account and bank domicile supplied to Banco Itaú S.A. **2.2. Shareholders whose registration is out of date (with no Individual or Corporate Taxpayer Number (CPF/CNPJ) and/or indication of current account/bank domicile)** – will have their remuneration credited as of the 3rd business day counting from the date of the request, provided that the proper registrations are effectuated in the electronic files at Banco Itaú, of the regularization of their registration, to be arranged for with the agencies authorized to provide shareholder services, or by means of a letter to the Director of Shareholder Services at Banco Itaú S.A. (Rua Boa Vista, 185 - 4° andar - CEP [Zip Code] 01092-900 - São Paulo - SP). **2.3.** The shareholders who are users of fiduciary custody services will have their interest credited in accordance with procedures adopted by the Stock Exchanges. **2.4. Income Tax** – pursuant to law, Income Tax at the source on the remuneration amounts will be withheld at the rate of 15%, except for legal entities which are exempt from such withholding and provide proof thereof by March 31, 2003, remitting the corresponding documentation to the SARAIVA Legal Department, pursuant to the Notice to Shareholders published on December 12, 2002.

3. Service Locations: Banco Itaú S.A. – At the agencies authorized to provide shareholder services, during bank hours.

São Paulo, May 26, 2003. **The Board of Directors.**

KPMG

(5)

Saraiva S.A Livreiros Editores

Independent auditors' report on the special review of Quarterly Information ("ITRs") Quarter ended on June 30, 2003

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060 970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax Nacional (11) 3079 3752
Internacional 55 (11) 3079 2916

Independent auditors' report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on June 30, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

August 12, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

REGISTRATION WITH "CVM" DOES NOT IMPLY ANY EVALUATION WHATSOEVER OF THE COMPANY, WHICH OFFICERS ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**
4. COMPANY REGISTRATION # ("NIRE")		
35300025300		

01.02 – HEAD OFFICE

1. FULL ADDRESS				2. BOROUGH OR DISTRICT
Av. Marquês de São Vicente nº 1697				**Barra Funda**
3. ZIP CODE	4. CITY			5. STATE
01139-904	***São Paulo***			***SP***
6. AREA CODE	7. TELEPHONE	8. TELEPHONE	9. TELEPHONE	10. TELEX
011	**3611-3344**	**-**	**-**	**-**
11. AREA CODE	12. FAX	13. FAX	14. FAX	
011	**3611-3308**	**-**	**-**	
15. E-MAIL				
http:/www.editorasaraiva.com.br				

01.03 – INVESTORS' RELATIONS OFFICER (Company's mail address)

1. NAME				
João Luís Ramos Hopp				
2. FULL ADDRESS			3. BOROUGH OR DISTRICT	
Rua Edgar Teotônio Santana 206			**Barra Funda**	
4. ZIP CODE	5. CITY			6. STATE
01140-030	**São Paulo**			**SP**
7. AREA CODE	8. TELEPHONE	9. TELEPHONE	10. TELEPHONE	11. TELEX
011	**3611-3344**	**-**	**-**	
12. AREA CODE	13. FAX	14. FAX	15. FAX	
011	**3619-3062**	**-**	**-**	
16. E-MAIL				
jlhopp@editorasaraiva.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER	
1- BEGINNING	2 - END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 – END
01/01/2003	**12/31/2003**	**2**	**01/04/2003**	**06/30/2003**	**1**	**01/01/2003**	**03/31/2003**

9. AUDITOR'S NAME/CORPORATE NAME	10. "CVM" CODE
KPMG Auditores Independentes	**00418-9**
11. PERSON IN CHARGE OF AUDIT	12. TAXPAYER ID # ("CPF") OF PERSON IN CHARGE
Fernando Octavio Sepulveda Munita	**839.708.198-49**

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

01.05 – CAPITAL STOCK STRUCTURE

Number of Shares (Thousand)	1- CURRENT QUARTER 03/31/2003	2- PREVIOUS QUARTER 12/31/2002	3- SAME QUARTER PREVIOUS YEAR 03/31/2002
Paid-up Capital			
1 - Common Shares	9,622	9,622	9,622
2 - Preferred Shares	13,647	13,647	13,647
3 - Total	23,269	23,269	23,269
In Treasury			
4 - Common Shares	0	0	0
5 - Preferred Shares	333	333	0
6 - Total	333	333	0

01.06 – COMPANY'S INFORMATION

1- TYPE OF COMPANY
Commercial, Industrial and other Companies

2- TYPE OF STATUS
Operating

3- NATURE OF STOCKHOLDING CONTROL
Private National

4- ACTIVITY CODE
1070000 – Publisher and Graphics

5- MAIN ACTIVITY
Book editing and publishing

6- TYPE OF CONSOLIDATED
Full

7- TYPE OF AUDITOR'S REPORT
Without exceptions

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – COMPANY'S NAME

01.08 – CASH EARNINGS AUTHORIZED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGIN TO PAY	6 – SHARE TYPE	7 – INCOME VALUE PER SHARE
01	AUG/E	04/24/2003	Interest on Own Capital	05/30/2003	PN	0.3748812200

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN CURRENT FISCAL YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK AMOUNT (Thousand reais)	4 - AMOUNT OF CHANGE (Thousand reais)	5 - ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE UPON ISSUANCE (Brazilian Reais)
01	04/24/2003	39,721	2,841	Income reserve	0	0.0000000000

01.10 – INVESTORS' RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
08/12/2003	

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1	Total Assets	182,693	199,558
1.01	Current Assets	90,059	103,624
1.01.01	Cash	525	1,860
1.01.01.01	Cash and banks	525	1,860
1.01.01.02	Securities	0	0
1.01.02	Credits	24,925	50,183
1.01.02.01	Customers	24,237	48,367
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Recovery taxes	412	419
1.01.02.05	Other	276	1,397
1.01.03	Inventories	57,310	51,436
1.01.03.01	Finished products	29,481	31,479
1.01.03.02	Goods for resale	12	12
1.01.03.03	Products in process	11,586	13,138
1.01.03.04	Raw materials	15,940	6,454
1.01.03.05	Packaging and consumption materials	291	353
1.01.04	Other	7,299	145
1.01.04.01	"PNLD" expenses to appropriate	7,271	0
1.01.04.02	Prepaid expenses	28	145
1.02	Long-Term Assets	10,436	9,989
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	10,436	9,989
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	7,471	7,117
1.02.03.03	Deferred income tax and social contribution	2,919	2,826
1.02.03.04	Other	46	46
1.03	Permanent Assets	82,198	85,945
1.03.01	Investments	49,815	52,451
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	49,016	51,652
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	49,016	51,652
1.03.01.03	Other Investments	799	799
1.03.01.03.01	Fiscal Incentives	744	744
1.03.01.03.02	Other	55	55
1.03.02	Fixed Assets	29,640	30,282
1.03.02.01	Land	2,029	2,029
1.03.02.02	Buildings and construction	5,595	5,670

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1.03.02.03	Furniture, fixture & installations	4,793	4,903
1.03.02.04	Vehicles	1,416	1,533
1.03.02.05	Machinery and equipment	4,940	5,019
1.03.02.06	Data processing equipment	10,267	10,528
1.03.02.07	Other fixed assets	600	600
1.03.03	Deferred	2,743	3,212
1.03.03.01	Premium to amortize	2,379	2,776
1.03.03.02	Other	364	436

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2	Total Liabilities	182,693	199,558
2.01	Current Liabilities	52,519	54,105
2.01.01	Borrowings and Financing	22,622	10,305
2.01.02	Debentures	0	0
2.01.03	Suppliers	14,998	10,590
2.01.04	Taxes, Fees and Contributions	1,210	1,851
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social charges	1,210	1,851
2.01.05	Dividends payable	0	0
2.01.06	Provisions	9,631	13,477
2.01.06.01	Provision for vacation and social charges	2,556	2,614
2.01.06.02	Provision for income tax	4,555	7,530
2.01.06.03	Provision for social contribution	854	2,012
2.01.06.04	Management share	1,323	661
2.01.06.05	Provision for 13th wage and charges	343	660
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	4,058	17,882
2.01.08.01	Bills and expenses payable	1,213	455
2.01.08.02	Copyright payable	2,819	7,222
2.01.08.03	Proposed interests on own capital	26	8,616
2.01.08.04	Management share	0	1,589
2.02	Long-Term Liabilities	24,852	30,895
2.02.01	Borrowings and Financing	15,123	21,416
2.02.02	Debentures	0	0
2.02.03	Provisions	9,729	9,479
2.02.03.01	Contributions and taxes	9,729	9,479
2.02.04	Debts with related parties	0	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.04	Minority Share	0	0
2.05	Stockholders' Equity	105,322	114,558
2.05.01	Paid-in Capital Stock	39,721	36,880
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2.05.04	Income Reserves	35,613	38,454
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,379	32,220
2.05.04.07.01	Reserve for capital increase	32,249	35,090
2.05.04.07.02	Treasury shares	(2,870)	(2,870)
2.05.05	Retained Earnings/Losses	16,041	25,277

)1.01 - IDENTIFICATION

. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
)1047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

)3.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

l – CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
3.01	Gross Revenue from Sales and/or Services	20,403	112,367	16,081	99,348
3.02	Deductions from Gross Revenue	(953)	(5,229)	(586)	(3,625)
3.03	Net Revenue from Sales and/or Services	19,450	107,138	15,495	95,723
3.04	Cost of Products and Services Sold	(4,307)	(25,037)	(4,060)	(23,515)
3.05	Gross Margin	15,143	82,101	11,435	72,208
3.06	Operating Income/Expenses	(26,981)	(57,154)	(26,362)	(53,574)
3.06.01	Selling Expenses	(13,213)	(33,276)	(8,290)	(25,763)
3.06.02	General and Administrative Expenses	(10,563)	(18,855)	(8,790)	(15,847)
3.06.02.01	Management fees	(662)	(1,323)	(575)	(982)
3.06.02.02	Other	(9,901)	(17,532)	(8,215)	(14,865)
3.06.03	Financial	1,253	411	(4,558)	(6,541)
3.06.03.01	Financial Income	534	718	1,604	1,989
3.06.03.02	Financial Expenses	719	(307)	(6,162)	(8,530)
3.06.04	Other Operating Income	84	268	14	48
3.06.05	Other Operating Expenses	(1,905)	(3,736)	(1,717)	(3,381)
3.06.05.01	Depreciation and amortization	(1,879)	(3,646)	(1,700)	(3,346)
3.06.05.02	Other	(26)	(90)	(17)	(35)
3.06.06	Equity Income	(2,637)	(1,966)	(3,021)	(2,090)
3.07	Operating Income	(11,838)	24,947	(14,927)	18,634
3.08	Non-Operating Income	63	205	(30)	960
3.08.01	Other Income	63	205	(30)	960
3.08.02	Other Expenses	0	0	0	0
3.09	Income Before Taxes/Participations	(11,775)	25,152	(14,957)	19,594
3.10	Provision for I.Tax and Social Contribution	3,086	(9,512)	3,900	(8,029)
3.11	Deferred Income Tax	115	487	131	491
3.12	Participations/Statutory Contributions	(662)	(1,323)	(575)	(982)
3.12.01	Participations	(662)	(1,323)	(575)	(982)

1.01 - IDENTIFICATION

"CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
1047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

3.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

- CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
12.01.01	Management Share	(662)	(1,323)	(575)	(982)
12.02	Contributions	0	0	0	0
13	Reversal of Interest on Own Capital	0	0	0	0
15	Income/Loss for the Period	(9,236)	14,804	(11,501)	11,074
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	22,936	22,936	23,269	23,269
	EARNINGS PER SHARE		0.64545		0.47591
	LOSS PER SHARE	(0.40269)		(0.49426)	

1. Operating Context

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is the edition of books for grade school and high school, para-educational, legal and economy/administration books.

The Publishing House's operating cycle is very seasonal, with 80% of sales concentrated between the last quarter of a year and the first quarter of the following year. Such billing concentration is determined by two factors: (a) the "Back to school" period in first quarter; and (b) sale of grade school educational books to government in the fourth and first quarters of the year.

2. Presentation of financial statements

The financial statements were prepared based on the accounting practices under the Brazilian Corporate Law and the Brazilian Securities and Exchange Commission standards.

Description of main accounting practices

a. *Financial investments*

Recorded at cost, increased by earnings incurred through the balance sheet date, not exceeding market value.

b. *Rights and obligations*

Updated using exchange rate and/or financial charges under the terms of agreements and laws in force, so that they reflect the amounts incurred through the period closing date. The liabilities in foreign currency were converted to reais at the foreign exchange rate on the period closing date.

c. *Provision for doubtful receivables*

Recorded in an amount considered sufficient to cover possible losses in the realization of accounts receivable from customers and checks receivable. The receivables considered to be irrecoverable are directly appropriated to net income for the year.

d. *Inventories*

Evaluated at the average acquisition or production cost, which does not exceed market value.

e. *"PNLD"/2004 disclosure costs*

The cost of educational books disclosed for sales to federal government under the Educational Book's National Program – "PNLD"/2004 is appropriated in accordance with sales forecasted until the end of current year.

f. Investments

Investment in the subsidiary company is evaluated at the equity method of accounting, and other investments are evaluated at cost, less a provision for devaluation.

g. Fixed assets

Recorded at the acquisition, formation or construction cost. Depreciation is computed using the straight-line method, at rates that take into account the useful life of assets.

h. Deferred assets

Recorded at the acquisition or formation cost, it basically refers to the premium to amortize, pre-operating expenses for commercial assignment and expenses incurred prior to the start of new stores' operations. Pre-operating expenses are amortized within 5 years, or pursuant to leasing contractual provisions, from the beginning of stores' commercial operations.

The premium to amortize, resulting from a equity interest acquisition, was economically based on the expectation of future profitability based on the projection of capacity to generate future profits by the deadline set for the return on investment, was transferred from investments to deferred assets as a result of the investment incorporation in August/1999, and is being linearly amortized in 60 monthly installments, computed according to the results projected for the 5-year period counted from January 01, 2000.

i. Copyrights

Copyrights are credited when sales are made, and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as selling expenses, taken to income, and in the other cases, included in production costs.

j. Provisions

Provisions are recorded based on the best estimates of risks involved.

k. Income tax and social contribution

Taxes on income or loss for the period comprise current and deferred amounts.

Income tax and social contribution for the period are computed respectively at the rate of 15% on taxable income, plus 10% additional, and at the rate of 9% on the adjusted net income.

Deferred income tax and social contribution are presented in current and long-term assets and liabilities, pursuant to Note no. 11. They are recorded to reflect the future fiscal effects attributable on: temporary difference between assets and liabilities fiscal base and the respective book value; and fiscal losses and social contribution negative bases.

The deferred fiscal assets thus recorded takes into account the following aspects: a) it is based on the expectation of a future taxable income, considering the tax rates in force on the period closing date; b) it is annually reviewed and adjusted in case of a substantial change in income expected; and c) the accounting recorded to financial statements comply with the requirements under "CVM" Normative Ruling no. 371, of June 27, 2002.

3. Consolidated financial statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and its subsidiary company, Livraria e Papelaria Saraiva S.A., of which it holds an equity interest of 99.91%.

The consolidated financial statements were prepared in accordance with the provisions of the Corporate Law, the standards issued by the Securities and Exchange Commission, and in accordance with the main principles adopted for consolidation, which comprise:

- Elimination of rights and obligations, as well as revenues, costs and expenses resulting from transactions effected among the companies included in the consolidation;
- Elimination of investment in the holding company against the net equity of the subsidiary company; and
- The minority shareholder interest held in the subsidiary's net equity and net income for the period is separately presented in balance sheets and income statements, respectively.

4. Accounts receivable from customers

	Publishing House	Consolidated
Trade bills receivable	19,327	14,426
Credit cards	152	11,215
Checks receivable	5,531	6,982
Provision for doubtful receivables	(773)	(959)
	24,237	31,664

5. Inventories

	Publishing House	Consolidated
Finished products	29,481	29,481
Goods for resale	12	42,063
Products in process	11,586	11,586
Raw materials	15,940	15,940
Packaging and consumption materials	291	629
	57,310	99,699

6. Investments

	Publishing House	Consolidated
Investment in subsidiary company	49,016	-
Other investments	3,766	5,164
Provision for devaluation	(2,967)	(4,085)
	49,815	1,079

Interest in the subsidiary company is represented by investment in Livraria e Papelaria Saraiva S.A. and main information on the investment is as follows:

Company's capital stock number of shares – Thousand	57,540
Number of shares held – Thousand	57,490
Share percentage in capital stock	99,91%
Updated capital stock	51,210
Stockholders' equity	49,058
Investment value	49,016
Net income for the period – Equity income computation base	(1,968)
Equity income	(1,966)

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Subsidiary's Balance Sheet as of 03/31/2003 [06/30/2003]:

ASSETS	**100,193**	**LIABILITIES**	**100,193**
CURRENT ASSETS	**56,437**	**CURRENT LIABILITIES**	**28,611**
Cash and banks	691	Borrowings and financing	3,937
Accounts receivable from customers	12,450	Suppliers	19,597
Inventories	42,389	Taxes and social contributions	1,360
Recovery Taxes	755	Accounts and expenses payable	3,717
Other credits and accounts receivable	132	Management share	-
Prepaid expenses	20		
		LONG-TERM LIABILITIES	**22,524**
LONG-TERM ASSETS	**16,286**	Provision for contributions and taxes	16,778
Deferred income tax and social contribution	8,036	Borrowings and financing	5,111
Other long-term assets	8,250	Other	635
PERMANENT ASSETS	**27,470**	**SHAREHOLDERS' EQUITY**	**49,058**
Investments	280	Capital stock	51,210
Fixed Assets	22,142	Capital reserves	2,190
Deferred Assets	5,048	Retained losses	(4,342)

Sales transactions through Internet

With the purpose of disclosing the result of e-commerce transactions carried out by Livraria e Papelaria Saraiva S.A., we present such results separately from net income for the period, in table 16.01/"ITR".

7. Fixed Assets

	Annual Depreciation Rate	Publishing House	Consolidated
Updated Cost:			
Land		2,029	2,032
Buildings and construction	4%	8,212	10,109
Furniture, fixture & installations	10%	20,968	64,076
Data processing equipment	20%	20,323	33,732
Vehicles	20%	2,809	3,051
Machinery and equipment	10%	14,851	15,164
Other fixed assets	-	600	1,235
		69,792	129,399
Accumulated depreciation		(40,152)	(77,617)
		29,640	51,782

8. Deferred Assets

	Publishing House	Consolidated
Pre-operating expenses and other deferred amounts	1,445	23,958
Premium to amortize	7,931	7,931
Accumulated amortization	(6,633)	(24,098)
	2,743	7,791

9. Borrowings and Financing

	Publishing House	Consolidated
Current:		
Borrowings		
Guaranteed account	2,057	2,057
Resolution 2770 - BACEN	12,966	12,966
	15,023	15,023
Financing		
National currency		
BNDES – FINEM	940	4,878
Foreign currency		
International Finance Corporation – IFC	6,659	6,659
	7,599	11,537
	22,622	26,560
Long-term:		
Financing		
National currency		
BNDES – FINEM	1,868	6,979
Foreign currency		
International Finance Corporation – IFC	13,255	13,255
	15,123	20,234

National currency borrowings – guaranteed account - are subject to additional financial charges computed based on "CDI" variation.

Borrowings obtained under Resolution 2770 – BACEN refer to transference of resources funded abroad. The principal updated at dollar foreign exchange bears annual interests of 4.5% and 8.4%. Such borrowings couple with interest rate swaps equivalent to "CDI" variance (Note no. 14) and are guaranteed by promissory notes.

The financing obtained by the Publishing House through BNDES - FINEM, with a mortgage guarantee, bears annual interest of 3.5%, plus Long-Term Interest Rate ("TJLP"). The financing obtained by the subsidiary, also with BNDES - FINEM, 100% cosigned by the Publishing House, bears annual interests between 3% and 3.5%, plus "TJLP". With relation to the financing obtained by the holding company, as the contractual amendment entered into on 07/29/2002, the time for application and the grace periods for remaining sub-credits were extended, and clauses with additional obligations for the holding company were included, such as: not reducing capital stock; not participating in merging, split or incorporation processes, neither burden or alienate items from its permanent assets without previous BNDES authorization.

The financing obtained with IFC, subject to the dollar exchange variation, bears annual interests of 3% above LIBOR. The agreement is free of any real guarantees, noted that, up until its full settlement, the

Publishing House will maintain its current equity position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders will jointly hold at least 50% of the voting common shares in the Publishing House.

The BNDES - FINEM financing were destined to the acquisition and implementation of an Integrated Business Administration System - "ERP" and the construction of a Distribution Center. Financing obtained from IFC was destined to investment project in Mega Store type stores and the modernization of the subsidiary's conventional stores.

10. Related Parties

Transactions between related parties comprise commercial purchase and sale operations and loan agreement with Livraria e Papelaria Saraiva S.A. and were carried out under usual market conditions.

Balances	
Current assets	
Accounts receivable	5,022
Current liabilities	
Accounts payable	53
Transactions	
Sales of goods	6,860
Purchases of goods	13

11. Deferred Income tax and social contribution

Deferred income tax and social contribution have the following origin:

	Publishing House	Consolidated
Long-term assets		
Fiscal loss and negative base of social contribution	-	3,665
"PIS/COFINS" legal proceedings	2,919	7,290
	2,919	10,955
Long-Term Liabilities (in item "Contributions and taxes")		
Deferral of accelerated depreciation with incentive	234	234
Premium to amortize - Art. 7 of Law no. 9.532/97	165	165
	399	399

The expense conciliation, computed by applying the combined tax rates and the income tax and social contribution expense debited to net income, is demonstrated as follows:

	Publishing House	Consolidated
Net income before inc. tax and social contribution	25,152	24,161
Combined tax rate	34%	34%
Inc. tax and social contribution at the combined tax rate	(8,553)	(8,216)
Permanent additions:		
Non-deductible expenses	(108)	(125)
Equity income	(669)	-
Permanent deductions:		
Other deductions	119	119
Other Items	186	186
	(9,025)	(8,036)
Income tax and social contribution included in net income for the period		
Current	(9,512)	(9,512)
Deferred	487	1,476
	(9,025)	(8,036)
Effective rate on the net income adjusted	35.9%	33.3%

"CVM" Instruction 371 of 6/27/2002

The holding company and its subsidiary, based on: **a)** the expectation to generate future taxable profits and positive cash flows, brought to present value; and **b)** the profitability and positive cash flows history within the past five years; and, therefore, meeting the provisions and conditions on "CVM" Instruction 371/02, have recognized and recorded to their financial statements the deferred tax assets formed on long-term liabilities, represented by legal proceedings claiming for federal taxes, and, in case of the subsidiary company, also on the balance of fiscal losses and negative bases of social contribution.

Management takes into account the book value of deferred fiscal assets recorded at the Publishing House, related to temporary differences to be realized proportionally to the final outcome of legal proceedings presented.

The estimate for realization of subsidiary's deferred fiscal assets is concentrated to the five years subsequent to current fiscal year, as follows:

Balance sheet dates	Realization of deferred tax assets	Balance of deferred tax assets
Balance of deferred assets as of 06/30/2003	-	8,036
12/31/2003 (6 months)	1,579	6,457
12/31/2004	1,727	4,730
12/31/2005	1,532	3,198
12/31/2006	994	2,204
12/31/2007	1,165	1,039
12/31/2008	1,039	-

12. Provision for contributions and taxes

The Publishing House and its subsidiary are judicially disputing the legality of some federal taxes related to "PIS", "COFINS", "IR" [Income Tax] and "CSLL" [Social Contribution on Net Income].

Breakdown of the contingent liability is as follows:

	Publishing House	Consolidated
"PIS/COFINS" - Increase in base and tax rate	7,497	15,880
"IR/CSLL" – Brazilian Currency Plan – Law no. 8.880/94	1,833	10,228
	9,330	26,108

13. Stockholders' Equity

The Extraordinary Shareholders' Meeting held on April 24, 2003 approved a capital stock increase incorporating income reserves, without changing the number of shares.

The fully paid-in capital stock in the amount R$ 39,721 (R$ 36,880 in 03/31/2003) is represented by 23,269,203 shares, from which 9,622,313 are common shares and 13,646,890 preferred shares, with no par value. The Company is authorized to increase its capital stock, independently of a bylaw reform, up to 500,000 shares, until the limit of 23,769,203 shares issued.

Preferred shares may not exceed 2/3 of total shares issued; have no right to vote, except in the cases provided for by law or in the bylaws, may not be converted into common shares, and offer the following advantages to shareholders: **a)** differentiated treatment in the event of disposal of the Company's control, pursuant to the bylaws; **b)** dividends equal to those attributed to the common shares; and **c)** participation under equal conditions with the holders of common shares in the distribution of bonus shares, resulting from reserve capitalization, retained earnings, and any other funds.

All shares have the right to a minimum dividend of 25% on net income adjusted for each period.

Treasury shares – Instructions CVM nos. 10/80 and 298/97

The Board of Directors' Meeting held on 08/21/2002, based on the Company bylaws, authorized the acquisition of 500,000 Company's preferred book shares, to remain in treasury.

There were no new acquisitions in the quarter.

	Quantity	Average unit cost
Balance as of 06/30/2003	332,500	8.63

The market value for these shares, computed based on the latest quotation before the period closing date is R$ 2,959 (R$ 8.90 per share).

14. Financial Instruments

Derivative transactions

The Publishing House performs transactions recorded to equity accounts with the purpose of meeting operating needs and reducing the exposure to currency and interest rate fluctuation risks. The transactions are performed with renowned financial institutions and are managed by the financial area under a determination of positions and exposure limits and monitoring of risks involved.

The derivative transactions performed by the Publishing House in the period were as follows:

a. Exchange hedge – Swap contracts, without cash to offer coverage to the amortization installments of the financing with International Finance Corporation (IFC), December 15, 2003. The transactions contracted in January and March/2003, to be due in December/2003, resulted in a loss appropriated to the period, of R$ 1,912; and

b. Interest rate swap transactions linked to borrowings obtained in previous and current years, under Resolution no. 2.770 – BACEN. The transactions resulted in financial expenses of R$ 522, appropriated to the period.

Other financial instruments

To meet "CVM" Instruction no. 235/95, the book balances and the market values for the financial instruments included in the consolidated balance sheet as of June 30, 2003 are identified as follows:

Description	**Book alance**	**Market value**
Cash	1,215	1,215
Recovery taxes	1,167	1,167
Deferred income tax and social contribution – Long-term Assets	10,955	8,901
Investments evaluated at cost without stock exchange quotation	1,079	1,079
Borrowings and financing:		
In local currency	13,912	13,912
In foreign currency	32,882	32,882
Deferred income tax and social contribution - Liabilities	399	399

Standards, assumptions and limitations used in computing market values

a. Deferred income tax and social contribution

The market value for deferred income taxes and social contribution was calculated based on its present value, computed using future cash flows and using the long-term interest rate - "TJLP".

b. Borrowings and financing

The book balances for borrowings and financing correspond substantially to the financing obtained with BNDES and IFC and borrowings under Resolution 2770 - BACEN. The market values for those financing instruments are identical to book balances, as there are no similar instruments on the national market with comparable maturities and interest rates.

c. Limitations

The market values were estimated at a specific time, based on "relevant market information". Changes in assumptions may significantly affect the estimates presented.

15. Insurance coverage

As of June 30, 2003, the Publishing House and its subsidiary held insurance coverage against fire and various risks for fixed assets items and inventories, in amounts considered sufficient to cover possible losses.

16. Subsequent event

On August 04, 2003, the Publishing House entered into an agreement to acquire the equity control of Formato Editorial Ltda. The transaction will be taken to the Extraordinary Shareholders' Meeting summoned for August 25, 2003, and was disclosed through the Relevant Notice published on August 06, 2003.

The investment was in the amount of R$ 7,683, from which R$ 2,579 was paid in August/2003, there remaining a balance of R$ 5,104, subject to sales performance of the Educational Book's National Program ("PNLD") – 2004 and the School Library's National Program ("PNBE") – 2004, in function of the number of titles approved for "PNLD" – 2005.

Management presents other information in Comments on Consolidated Performance.

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/001-26

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER - 08.01/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1	Total Assets	228,847	253,689
1.01	Current Assets	141,473	166,387
1.01.01	Cash	1,215	4,571
1.01.01.01	Cash and banks	1,215	4,571
1.01.01.03	Securities	0	0
1.01.02	Credits	33,239	66,740
1.01.02.01	Customers	31,664	64,215
1.01.02.02	Recovery Taxes	1,167	1,015
1.01.02.04	Other	408	1,510
1.01.03	Inventories	99,699	94,896
1.01.03.01	Finished products and goods	71,544	74,630
1.01.03.02	Products in process	11586	13,138
1.01.03.03	Raw material	15,940	6,454
1.01.03.04	Packaging and consumption materials	629	674
1.01.04	Other	7,320	180
1.01.04.01	"PNLD" expenses to appropriate	7,271	0
1.01.04.02	Prepaid expenses	49	180
1.02	Long-Term Assets	26,722	24,573
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	26,722	24,573
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	15,719	14,820
1.02.03.03	Deferred income tax and social contribution	10,955	9,705
1.02.03.04	Other	48	48
1.03	Permanent Assets	60,652	62,729
1.03.01	Investments	1,079	1,079
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	0	0
1.03.01.03	Other Investments	1,079	1,079
1.03.01.03.01	Fiscal incentives	1,024	1,024
1.03.01.03.02	Other	55	55
1.03.02	Fixed assets	51,782	52,988
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and construction	6,870	6,963
1.03.02.03	Furniture, fixture & installations	19,448	19,882
1.03.02.04	Vehicles	1,493	1,617
1.03.02.05	Machinery & equipment	5,057	5,143

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.01 – BALANCE SHEET CONSOLIDATED - ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1.03.02.06	Data processing equipment	15,647	16,116
1.03.02.07	Other fixed assets	1,235	1,235
1.03.03	Deferred assets	7,791	8,662
1.03.03.01	Premium to amortize	2,379	2,776
1.03.03.02	Other	5,412	5,886

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2	Total Liabilities	228,847	253,689
2.01	Current Liabilities	76,107	85,560
2.01.01	Borrowings and Financing	26,560	15,024
2.01.02	Debentures	0	0
2.01.03	Suppliers	29,571	31,312
2.01.04	Taxes, Fees and Contributions	2,570	3,465
2.01.04.01	Provision for income tax	0	0
2.01.04.03	Taxes and social charges	2,570	3,465
2.01.05	Dividends payable	0	0
2.01.06	Provisions	11,551	15,872
2.01.06.01	Provision for vacation and social charges	4,269	4,550
2.01.06.02	Provision for income tax	4,555	7,530
2.01.06.03	Provision for social contribution	854	2,012
2.01.06.04	Management share	1,323	736
2.01.06.05	Provision for 13th wage and social charges	550	1,044
2.01.07	Debts to Related Parties	0	0
2.01.08	Other	5,855	19,887
2.01.08.01	Bills and expenses payable	3,010	2,461
2.01.08.02	Copyright payable	2,819	7,222
2.01.08.03	Proposed interests on own capital	26	8,616
2.01.08.04	Management share	0	1,588
2.02	Long-Term Liabilities	47,375	53,526
2.02.01	Borrowings and Financing	20,234	27,210
2.02.02	Debentures	0	0
2.02.03	Provisions	26,507	25,537
2.02.03.01	Contributions and taxes	26,507	25,537
2.02.04	Debts to Related Parties	0	0
2.02.05	Other	634	779
2.03	Deferred Income	0	0
2.04	Minority Share	43	45
2.05	Stockholders' Equity	105,322	114,558
2.05.01	Paid-in Capital	39,721	36,880
2.05.01.01	Updated Capital	39,721	36,880
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2.05.04	Income Reserves	35,613	38,454
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,379	32,220
2.05.04.07.01	Reserve for Capital Stock increase	32,249	35,090
2.05.04.07.02	Treasury shares	(2,870)	(2,870)
2.05.05	Retained Earnings/Loss	16,041	25,277

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
3.01	Gross Revenue from Sales and/or Services	67,523	222,130	62,102	207,101
3.02	Deductions from Gross Revenue	(6,037)	(17,083)	(5,300)	(14,050)
3.03	Net Revenue from Sales and/or Services	61,486	205,047	56,802	193,051
3.04	Cost of Products and/or Services Sold	(30,005)	(84,171)	(30,752)	(84,555)
3.05	Gross Margin	31,481	120,876	26,050	108,496
3.06	Operating Income/Expenses	(44,613)	(96,768)	(42,626)	(90,780)
3.06.01	Selling Expenses	(27,830)	(63,559)	(22,201)	(54,733)
3.06.02	General and Administrative Expenses	(13,835)	(25,408)	(11,836)	(21,664)
3.06.02.01	Management fees	(1,036)	(2,071)	(920)	(1,611)
3.06.02.02	Other	(12,799)	(23,337)	(10,916)	(20,053)
3.06.03	Financial	391	(1,446)	(5,431)	(7,996)
3.06.03.01	Financial Income	582	817	1,630	2,359
3.06.03.02	Financial Expenses	(191)	(2,263)	(7,061)	(10,355)
3.06.04	Other Operating Income	223	651	369	754
3.06.05	Other Operating Expenses	(3,562)	(7,006)	(3,527)	(7,141)
3.06.05.01	Depreciation and Amortization	(3,525)	(6,892)	(3,497)	(7,068)
3.06.05.02	Other	(37)	(114)	(30)	(73)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(13,132)	24,108	(16,576)	17,716
3.08	Non-Operating Income	(94)	53	(34)	829
3.08.01	Other Income	(94)	53	(34)	829
3.08.02	Other Expenses	0	0	0	0
3.09	Income Before Taxes/Participations	(13,226)	24,161	(16,610)	18,545
3.10	Provision for Inc. Tax and Social Contribution	3,302	(9,512)	4,432	(8,029)
3.11	Deferred Income Tax	1,273	1,476	1,145	1,538
3.12	Participations/Statutory Contributions	(587)	(1,323)	(471)	(982)
3.12.01	Participations	(587)	(1,323)	(471)	(982)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
3.12.01.01	Management share	(587)	(1,323)	(471)	(982)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Minority Share	2	2	3	2
	Income/Loss for the Period	(9,236)	14,804	(11,501)	11,074
	NUMBER OF SHARES LESS TREASURY SHARES (Thousands)	22,936	22,936	23,269	23,269
	EARNINGS PER SHARE		0.64545		0.47591
	LOSS PER SHARE	(0.40269)		(0.49426)	

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

1. HIGHLIGHTS

The main consolidated financial data, when comparing the 1st half-year/2003* to the same period of 2002, were:

- ✓ Consolidated income of R$ 14.8 million, presenting a 34% growth;
- ✓ Net consolidated sales of R$ 205.0 million, indicating a 6% growth;
- ✓ Consolidated operating income (EBITDA) of R$ 32.9 million, presenting stability in relation to previous year;
- ✓ Improvement in net consolidated financial income, from a net financial expense of R$ 8.0 million in 2002 to R$ 1.4 million in 2003.

* Due to a strongly seasonal characteristic in publishing sector, a separate analysis of 2nd quarter is less representative in relation to total year. All analysis of this discussion is prepared comparing the 1st half-year/2003 against the same period in 2002.

2. EDITORA SARAIVA

The table below summarizes the main data related to the economic and financial performance:

R$ million

Description	1st Half-year/03		1st Half-year/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	107.1	*100.0*	95.7	*100.0*	12
☐ Gross margin	82.1	*76.6*	72.2	*75.4*	14
☐ Operating expenses	55.8	*52.1*	45.0	*47.0*	24
☐ EBITDA	30.1	*28.1*	30.6	*32.0*	(2)
☐ Net financial result	(0.4)	*(0.4)*	6.5	*6.8*	(106)
☐ Net income before equity income	16.8	*15.7*	13.2	*13.8*	27

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

The main highlights in 1st half-year/2003 performance were:

✓ 12% growth in net sales, with emphasis to the outstanding performance in law books, stimulated by sales of books related to the new Brazilian Civil Code;

✓ Gross margin improvement, from 75.4% in 1st half-year of 2002 to 76.6% in equal period of 2003. Such result reflects positively a change in sales mix, in function of a higher share of law books;

✓ 24% growth in operating expenses. The factors that conducted to an expense growth higher than sales growth were:

- Conservative position in recording expenses related to the significant disclosure of sales to federal government in the context of Educational Book's National Program – "PNLD"/04. Although sales were forecasted to occur just in the last quarter of this year, we chose not to defer such expenses. It should be noted that, based on the outstanding level of approval obtained from the Department of Education [Ministério da Educação] – MEC pedagogic evaluation, we have highly positive expectations for sales under "PNLD"/04;

- strong inflationary pressure, specially in managed prices.

✓ 2% decrease in operating cash generation measured by EBITDA. In spite of a higher sales volume and an improvement in gross margin, the EBITDA/net sales ratio presented a decrease, from 32.0% in 2002 to 28.1% in 2003, as a result of an increase in operating expenses;

✓ Significant improvement in net financial income, from a net expense of R$ 6.5 million in 1st half-year/2002 to a net income of R$ 0.4 million in 2003. This result is mainly a consequence of the foreign exchange valuation occurred in the 1st half-year/2003, which influenced positively our long-term liabilities denominated in dollars;

✓ 27% improvement in net income before Livraria's equity income, from R$ 13.2 million in 1st half-year/2002 to R$ 16.8 million in 2003. Increases in sales and gross margin, together with a better financial result, exceeded the increase in operating expenses and resulted in an increase in net income/net sales ratio, from 11.6% in 2002 to 13.8% in 2003.

INVESTMENTS

The main highlights during the 2nd quarter of 2003 were:

✓ Acquisition of an important collection of books on sciences, strengthening our position in this segment. This is a traditional collection, approved by MEC's qualitative evaluation and with perspectives of a good performance within the "PNLD"/04, which sales will be effective in 2nd half-year/2003;

✓ Launching of a product developed in partnership with Microsoft and Paradigma, by means of which the Law professionals may consult all Saraiva's legal collection online, directly from Microsoft's Office XP Word and Outlook applications. In the launching month, it was already the 2nd best sold software (except for games) at Livraria Saraiva's stores.

3. LIVRARIA SARAIVA

Aiming at a more precise analysis, we present below Livraria's main financial data, segregating the results of physical stores from those of online retail business, carried on through saraiva.com.br website. Livraria's aggregate data (physical stores + online retail) are informed in section 18.01 - subsidiary's income statement - of the quarterly information.

PHYSICAL STORES

RESULTS

R$ million

Description	1st Half-year/03		1st Half-year/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	89.4	*100.0*	91.6	*100.0*	(2)
☐ Gross margin	33.2	*37.2*	32.5	*35.5*	2
☐ Operating expenses	33.9	*38.0*	32.4	*35.4*	5
☐ EBITDA	2.5	*2.8*	4.1	*4.4*	(39)
☐ Net income	(1.5)	*(1.7)*	(0.6)	*(0.6)*	178

Performance highlights for physical stores were:

✓ 2% drop in net sales, due to two reasons:

- Economic recession scenario and consequent drop in population's acquisition power;
- Increase in "PIS" tax rate on gross sales, from 0.65% to 1.65%. It should be noted that such effect impacts net sales, but is practically reverted in gross margin, in function of the "PIS" credit at the acquisition of goods for resale

✓ Gross margin improvement, from 35.5% in 2002 to 37.2% in 2003, explained by mix changes in products sold, with a higher share in literature and law books.

✓ In spite of the strong inflationary pressures and the 11% collective labor agreement granted in Dec/02, the operating expenses presented a 5% increase. It is important to point out the continuous efforts that have been made towards a rationalization of expenses, among which point out:

- Reduction of 75 employees in number of personnel (June/03 x June/02);
- Rental agreement renegotiation for our stores.

As the economic scenario improves, so that we may resume the expected sales level, the outcome of steps to control expenditures will mean a significant expense dilution.

✓ Drop in profitability indicators. The recessive economic scenario was also reflected in EBITDA decrease, from R$ 4.1 million in 2002 to R$ 2.5 million in 2003, and in net income, from R$ 0.6 million loss to R$ 1.5 million loss.

INVESTMENTS

During the 2nd quarter of 2003, investments were directed to.

✓ Pursuit study for strategic locations to continue the expansion program of physical stores' chain;

✓ Expanding and reformation of the store located at the Shopping Interlagos, in São Paulo. Doubling our sales area and expanding the product mix, we segment better our customer platform, ensuring that all customers have comfort and differentiated services during a purchasing experience.

For the 2nd half-year/2003, two new units are contracted:

✓ Livraria Saraiva Itaim, in São Paulo, which will have a modern architectonic concept, aiming at facilitating the location of products, and will integrate the Brascan Century Plaza, an undertaking that joins multiples spaces for business and leisure;

✓ Mega Store Shopping Flamboyant, the main commercial spot in Goiânia.

It should be noted that the expansion project of our physical stores' chain is financed with BNDES (National Bank for Social and Economic Development) support, under attractive conditions for costs and terms.

SARAIVA.COM.BR

RESULTS

R$ million

Description	1st Quarter/03		1st Quarter/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
□ Net sales	15.4	*100.0*	10.1	*100.0*	52
□ Gross margin	5.6	*36.2*	3.8	*37.8*	46
□ Operating expenses	6.2	*40.0*	6.1	*60.1*	1
□ EBITDA	(0.2)	*(1.1)*	(1.9)	*(18.7)*	(91)
□ Net income	(0.4)	*(2.8)*	(1.5)	*(15.2)*	(72)

Performance highlights in e-commerce transactions during the 1st half-year/2003 were:

✓ 52% net sales increase;

✓ Gross margin decrease, from 37.8% in 2002 to 36.2% in 2003. This reduction is due to the mix change in products sold, with a higher share in audio and video products;

✓ Significant improvement in operating expenses/net sales ratio, from 60.1% in 2002 to 40.0% in 2003. Such performance reflects the continuous efforts in rationalizing expenses, as well as a better expense dilution from scale gains obtained;

✓ Continuity of trend towards significant gains in profitability indicators. The operating cash generation was negative by R$ 1.9 million in 2002, against R$ 0.2 million in 2003. Net income went from R$ 1.5 million loss in 2002 to R$ 0.4 million in 2003.

The main performance indicators of our e-commerce operation are presented below:

Indicators	1st Half-year/03	1st Half-year/02
Customers (thousand)	843	568
% on Livraria's total net sales	14.7	10.0
Average ticket ($)	70	59

4. CONSOLIDATED

Net consolidated sales grew 6%, rising from R$ 193.1 million in 1st half-year/2002 to R$ 205.0 million in 2003.

Net consolidated income for 1st half-year/2003 was R$ 14.8 million, against R$ 11.1 million in 2002, presenting a 34% growth.

From the analysis of net consolidated income, we noted that the significant improvement in Publishing House's financial result was also reflected in net consolidated income. With respect to Livraria, there was no impact in consolidation, since the improvement in electronic retail net income was compensated by a drop in physical stores' net income.

5. CAPITAL STRUCTURE

The financial liabilities exposed to foreign exchange variance are equivalent to US$ 5.8 million, with semiannual installments to be due between June/2004 and June/2006. In accordance with our strategy of minimizing the foreign exchange variance impact to cash, the next installment (Dec/03) is protected through a hedge transaction, so that we are debtors in "CDI" and creditors in foreign exchange variance.

6. SUBSEQUENT EVENTS

At the Publishing House, in line with our investment strategy of acquisitions or associations with companies in the sector, to strengthen our market share and generate relevant synergies, we entered, in the beginning of August/03, into a purchase and sale agreement of a business corporation investment, aiming at acquiring Formato Editorial Ltda., being the fulfillment of this transaction subject to approval by the Extraordinary Shareholders' Meeting.

Formato Editorial counts with high quality works and renowned authors in educational and para-educational book markets. Formato is nationally known, with significant participation in the State of Minas Gerais.

The table below presents an indicator of the sales potential that this acquisition aggregates.

Number of works approved by MEC to participate in sales within the "PNLD"/04		
	Quantity	**%**
• Saraiva	80	15
• Formato	15	3
• Other publishing houses	440	82
TOTAL	**535**	**100**

Considering Saraiva's distribution and sales structure strength and the synergies resulting from joint operations, we hope a significant value generation to our shareholders.

7. PROSPECTS

The tradition and experience strength at the markets the Saraiva Group of companies operate, joined to our position in continuous innovations and the significant investments we have been making at the structuring of our business platforms, allow us to foresee significant prospects for a supported growth.

At the **Publishing House**, the acquisition of Formato Editorial strengthens our competitive position in educational book market and generates positive prospects for sales, already from the participation in "PNLD"/04. There is also an increasingly possibility of extending "PNLD" to supply educational books for secondary school, which may reach more than 7 million public school students.

At the **Law website**, we already are one of the leading world's digital law libraries, with 1 million law pages published online and a significant potential for growth and value generation in medium and long-terms.

At the **Livraria**, we are in a expanding position, to provide scale gains and results in a higher profitability, as the economic activity recovers. In **online retail**, we are in line with our growth projections and structured for an increasingly value generation.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – COMPANY NAME	3 - TAXPAYER ID # ("CNPJ")	4 – CLASSIFICATION	5 - % SHARE IN SUBSIDIARY'S CAPITAL STOCK	6 - % NET WORTH OF INVESTOR
7 – COMPANY TYPE		8 – NUMBER OF SHARES HELD IN PRESENT QUARTER (Thousand)		9 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER (Thousand)	
01	LIVRARIA E PAPELARIA SARAIVA S.A..	61.254.454/0001-83	CLOSED SUBSIDIARY	99.91	46.54
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57,490		57,490	

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Sales transactions through Internet

In order to disclose the results of the e-commerce operations made by Livraria e Papelaria Saraiva S.A., we present below such results, separately from net income for the period ended on June 30, 2003:

	01/01/2003 to 03/31/2003	01/01/2003 to 06/30/2003	01/01/2002 to 03/31/2002	01/01/2002 to 06/30/2002
Gross operating revenue	8,285	17,167	5,098	11,015
Deductions ("ICMS", "PIS" and "COFINS")	(933)	(1,767)	(456)	(883)
Net operating revenue	7,352	15,400	4,642	10,132
Cost of sales	(4,559)	(9,822)	(2,758)	(6,304)
Gross margin	2,793	5,578	1,884	3,828
Operating expenses				
Selling expenses	(2,931)	(5,669)	(2,821)	(5,637)
Management fees	(49)	(98)	(45)	(90)
Financial	(47)	(92)	(39)	(75)
Depreciation and amortization	(197)	(392)	(183)	(360)
Other	2	21	2	3
	(3,222)	(6,230)	(3,086)	(6,159)
Net loss before inc. tax and social contribution	(429)	(652)	(1,202)	(2,331)
Deferred income tax and social contribution	146	222	426	793
Net loss for the period	(283)	(430)	(776)	(1,538)

The data related to these operations have been reviewed by KPMG Auditores Independentes together with the report on special review related to the quarter ended on June 30, 2003.

01047-2 SARAIVA S.A. LIVREIROS EDITORES **60.500.139/0001-26**

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTIONS

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on June 30, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

August 12, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant "CRC" 1SP105080/O-0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
3.01	Gross Revenue from Sales and/or Services	48,958	116,636	47,156	112,160
3.02	Deductions from Gross Revenue	(5,084)	(11,853)	(4,714)	(10,425)
3.03	Net Revenue from Sales and/or Services	43,874	104,783	42,442	101,735
3.04	Cost of Products and/or Services Sold	(27,531)	(65)994)	(27,823)	(65,433)
3.05	Gross Margin	16,343	38,789	14,619	36,302
3.06	Operating Income/Expenses	(20,274)	(41,594)	(19,289)	(39,310)
3.06.01	Selling Expenses	(14,621)	(30,297)	(13,914)	(28,984)
3.06.02	General and Administrative Expenses	(3,272)	(6,553)	(3,047)	(5,818)
3.06.02.01	Management fees	(374)	(748)	(345)	(629)
3.06.02.02	Other	(2,898)	(5,805)	(2,702)	(5,189)
3.06.03	Financial	(862)	(1,857)	(873)	(1,455)
3.06.03.01	Financial Income	48	99	27	371
3.06.03.02	Financial Expenses	(910)	(1,956)	(900)	(1,826)
3.06.04	Other Operating Income	139	383	355	706
3.06.05	Other Operating Expenses	(1,658)	(3,270)	(1,810)	(3,759)
3.06.05.01	Depreciation and Amortization	(1,648)	(3,246)	(1,798)	(3,722)
3.06.05.02	Other	(10)	(24)	(12)	(37)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(3,931)	(2,805)	(4,670)	(3,008)
3.08	Non-Operating Income	(157)	(152)	(4)	(131)
3.08.01	Other Income	0	0	0	0
3.08.02	Other Expenses	(157)	(152)	(4)	(131)0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2003 TO 06/30/2003	4 – 01/01/2003 TO 06/30/2003	5 – 04/01/2002 TO 06/30/2002	6 – 01/01/2002 TO 06/30/2002
3.09	Income Before Taxes/Participations	(4,088)	(2,957)	(4,674)	(3,139)
3.10	Provision for Inc. Tax and Social Contribution	216	0	532	0
3.11	Deferred Income Tax	1,158	989	1,014	1,047
3.12	Participations/Statutory Contributions	75	0	104	0
3.12.01	Participations	75	0	104	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the period	(2,639)	(1,968)	(3,024)	(2,092)
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.04586)	(0.03420)	(0.05255)	(0.03636)

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

18.02 – COMMENT ON THE PERFORMANCE OF SUBSIDIARY/AFFILIATE

SUBSIDIARY/AFFILIATE: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

TABLE OF CONTENTS

SARAIVA S/A LIVREIROS EDITORES
CNPJ/MF no. 60.500.139/0001-26 - Corporation

RELEVANT EVENT

Saraiva S/A Livreiros Editores, a joint stock company with securities exchanged on the São Paulo Stock Exchange (BOVESPA), hereby informs that it executed, on August 4, 2003, with the partners of Formato Editorial Ltda. a "Corporate Interest Purchase and Sale Agreement", by virtue of which it will be acquiring, provided that the conditions set forth therein are met, the totality of the company quotas of said editor. The maximum acquisition value is R$ 7,683,498.00, R$ 2,579,498.00 of which is fixed and up to R$ 5,104,000.00 for performance, variable depending on the sales in the National Didactic Book Program (NDBP) – 2004 and in the National School Library Program (NSLP) – 2004 and depending on the number of titles approved for the NDBP - 2005. It further informs that it will call a Special General Meeting at a future date in compliance with art. 256 of Law no. 6.404/76.

JOÃO LUÍS RAMOS HOPP – Director of Investor Relations

(7)

SARAIVA S/A LIVREIROS EDITORES
Public company - CNPJ/MF - 60.500.139/0001-26
EXTRAORDINARY GENERAL MEETING
CALL NOTICE

We hereby call our shareholders to attend the Extraordinary General Meeting to be held on August 25, 2003, at 04:00 p.m., **IN THE EXECUTIVE BOARD'S BUILDING, AT RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3º ANDAR, BARRA FUNDA (CEP: 01140-030), SÃO PAULO-SP**, in order to resolve on the following Agenda: Ratification of the "Business Company Interest Purchase and Sale Agreement" entered into on August 4, 2003 with the partners of Formato Editorial Ltda. **GENERAL INSTRUCTIONS:** A) The documents related to the Agreement (Justification, Evaluation Report, Essential Information and annexes thereof) are at the disposal of the shareholders with the Director of Relations with Investors and at BOVESPA. B) The powers of attorney of representation in the Meeting shall be filed in the Presidency of the Board of Directors, at Rua Dr. Edgar Theotônio Santana, 206 - São Paulo - SP, up to 24 hours before the holding of the Meeting. C) The holders of shares which are under Fungible Custody on the date of the Meeting shall present, to attend the Meeting, the statement confirming the respective shareholding interest, issued by the custody body after August 21, 2003. São Paulo, August 7, 2003. a) Jorge Eduardo Saraiva – Chairman of the Board of Directors.

JUSTIFICATION FOR ACQUISITION

SARAIVA S/A LIVREIROS EDITORES, a publishing and bookseller company operating in the market since 1914, is complying with its expansion policy through acquisitions started in 1997/8 with Atual Editora, and the acquisition of the total inventory of Editoras "Renascer", of Curitiba/PR and "Solução" of São Paulo/SP.

A publishing company created in Belo Horizonte in the year of 1991, Formato Editorial cultivated during these years a concept of quality of its inventory, assembling a group of authors enjoying high technical and literary prestige.

Now, after economical feasibility studies, we executed a "Business Company Interest Purchase and Sale Agreement" with the purpose of acquiring the totality of the quotas of the company Formato Editorial Ltda., which agreement will be ratified in an Extraordinary General Meeting specifically called for such purpose.

This acquisition will add to the catalogue Saraiva makes available in the Brazilian market, 445 new titles (Annex I), among didactical, paradidactical and literature books, among them several collections recommended by MEC (Ministry of Education) for acquisition in official programs.

The Formato seal acquisition, considering its peculiarities, will enrich the range of offers presently held by us, ensuring an increase in our market share.

The incorporation of Formato's operation to the already existent Saraiva's disclosure, promotion and distribution structure will guarantee an optimization of the resources presently employed in sales and logistics, thus resulting in a considerable scale saving for Saraiva and increment of Formato's profitability.

The admittance of these products into Saraiva's commercial structure in the whole country, counting on branches and warehouses in the main Brazilian cities, besides several authorized distributors (Annex II), will certainly develop its sales and results.

By decomposing the business price in two distinct parts, one part, fixed, in a lower value and another, variable, based on the performance of future acquisition programs of the Ministry of Education, we tried to minimize the risk, preserving the profitability in the acquisition, in all scenarios projected in the economical feasibility studies.

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 1 of 15

(i) Literature:

No.	TITLES	AUTHOR'S NAME
1	1 é 5, 3 é 10	Santuza Abras
2	Abelha adormecida (A)	Sonia Junqueira
3	Acorda Rubião	Lilian Sypriano
4	Afinação da arte,,,	João Antônio
5	Agbala	Marilda Castanha
6	Agenda da descoberta	Sonia Rodrigues Mota
7	Álbum de retratos	Jorge Fernando dos Santos
8	Alma do uso (A)	Gustavo Bernardo
9	Almoço (O)	Mario Vale
10	Amigo urso (O)	Mery Weiss
11	Amigos	Luis Días
12	Amigos do peito	Cláudio Thebas
13	Amor é fogo	Stela Maris
14	Apenas diferente	Anna Cláudia Ramos
15	Apontamentos	Bartolomeu Campos Querós
16	Argonautas (Os) Col. Escola em Cena	Victor Stutz
17	Arte da animação (A)	Raquel Coelho
18	As coisas não são apenas coisas	Murilo Cisalpino
19	Asa de papel	Marcelo Xavier
20	Aventuras de Rodorón procurando...	Luis Días
21	Aventuras de um micróbio amarelinho	Henrique Felix
22	Aviãozão de papel	Murilo Cisalpino
23	Bafafá em Mangabela	Marcos Bagno
24	Bárbara e Alvarenga	Nelson Cruz
25	Barca de Zoé (A)	Marcos Bagno
26	Barquinho vai... (O)	Maurício Veneza
27	Belo, a linha... (O)	Ronaldo Claver/Júnia Campas
28	Bem-te-verde	Santuza Abras
29	Benedito de Cachoeira	Luiz Carlos Saroldi
30	Biblioteca dos Bichos (A)	Francisco Marques
31	Bichário	Otoniel Santos Pereira
32	Bicho mais bonito... (O)	Edson Gabriel Garcia
33	Bicho-homem (O)	Maria Teresa G.Abreu
34	Bililico	Eva Furnari/ Denise / Sonia
35	Boirangos azuis	Luís Giffoni
36	Bola da paixão (A)	Ronald Claver

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 2 of 15

37	Bonifácio Xereta	Graziela Bozano Hetzel
38	Brincadeira de roda	Denize Rochael
39	Brincando de antigamente	Fanny Abramovich
40	Bruxa ataca de panela (A)	Sonia Junqueira
41	Bumburlei	Tatiana Belinky
42	Cabeça de minhoca	Rose Sordi
43	Cabeça-de-vento	Santuza Abras
44	Cachorro-quente	Nani
45	Cadê o docinho	Maria Angela Rezende
46	Caixa de pandora(A) - Col. Reconstruir	Sonia Rodrigues Mota
47	Cala o bico passarinho	Isabel Botelho Queiroz Telles
48	Camundongo's Rap	Tino Gomes
49	Cantos de encantamento	Elias José
50	Cão azul e outros poemas (O)	Gláucia Lemos
51	Cartão-postal	Luiz Raul Machado
52	Casa de delícias	Sonia Rodrigues Mota
53	Casas	Roseana Muray
54	Catarina e Josefina	Eva Furnari
55	Chá na casa da Catarina	Hebe Coimbra
56	Chica e João	Nelson Cruz
57	Chiiii!	Sonia Junqueira
58	Chinês ao contrário (O)	Henrique Felix
59	Chorinho de riacho e outros poemas	Neusa Maria Sorrenti
60	Cidade dos ratos (A)	Lourenço Cazarré
61	Clic, Clic! A máquina biruta....	Maurício Veneza
62	Col.Meninos e meninas do Brasil (4 títulos)	Maria José Rios Peixoto S. Lindoso
63	Coleção como fazer (3 títulos)	Juciara Rodrigues
64	Coleção por dentro das palavras (4 títulos)	Sonia Junqueira/ Gladys Rocha
65	Comigo é assim	Sonia Junqueira
66	Confuso horário	Cláudio Martins
67	Coração acelerando	Lilian Sypriano
68	Corujices	Márcia Batista
69	Crendices e superstições	Marcelo Xavier
70	Cuidado, dona Mata	Regina Siguemoto
71	Deu zebra	Carlos Queiroz Telles
72	Deusmelivre	Angela Leite
73	Dia de ver meu pai (O)	Vivina de Assis Viana
74	Dia-a-dia de Dadá (O)	Marcelo Xavier
75	Diário de Kika	Monica Dirce de C. Coutinho
76	Dilermano...	Lilian Sypriano
77	Dirceu e Marília	Nelson Cruz
78	Dois sapos batendo papo – Col. Quem Diria	Maurício Veneza
79	Dona Vassoura	Guiomar

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 6 of 15

209	Primavera da lagarta (A)	Ruth Rocha
210	Primeiras lições de amor	Elias José
211	Princesa e o guerreiro (A)	Anna Maria Gobel
212	Princesa Isabela	Graça Rios
213	Princesas não moram... (As)	Nair Palhamo Barbosa
214	Príncipe desencantado (O)	José Americo de Lima
215	Procurando assombração e outras histórias	Márcia Batista
216	Procura-se um bicicross	Edith Lopes M dos Santos
217	Quando explodem	Cláudio Martins
218	Que nem elas, que nem	Cecy Fernandes de Assis
219	Quem faz o quê?	Ricardo Aleixo
220	Quem matou Honorato...	Lilian Sypriano
221	Quem perde a voz	Maurício Veneza
222	Queno-curumim	José Americo de Lima
223	Queno-curumim e o gigante destruidor	José Americo de Lima
224	Quermesse maluca	Henrique Felix
225	Recruta de Maisalém (O)	Ana Suzuki
226	Rei que ria (O)	Marco Túlio Costa
227	Rio e a cidade dos homens (O)	Regina Siguemoto
228	Ritinha bonitinha	Eva Furnari
229	Roda Mundo	Fanny Abramovich
230	Romance da princesa enamorada	Ivana Versiani
231	Rosabela e Petúnia	Lia Zatz
232	Rubião gatão	Lilian Sypriano
233	Sábios, Sabidíssimos (Os)	Cláudio Martins
234	Saga do gato e do rato (A)	Luis Diás
235	Se a criança governasse o mundo	Marcelo Xavier
236	Segredo bem guardado	Vivina de Assis Viana
237	Segredo está dentro dela (O)	Hildebrando Pontes Neto
238	Sem pé nem cabeça	Elias José
239	Ser rei. Serei rei?	Valderez Álvares F Valle
240	Será que estou virando Monstro?	Sonia Junqueira
241	Será que pode	Rose Sordy
242	Será que tem festa?	Sonia Junqueira
243	Sobressalto	Lilian Sypriano
244	Sonho Cigano	Luis Giffoni
245	Sumiço do chantili (O)	Telma Guimarães C. Andrade
246	Tagarela	Alina Perlman
247	Tatu-bola aprontou	Regina Siguemoto
248	Teatro	Raquel Coelho
249	Tem de tudo nesta rua	Marcelo Xavier
250	Tem um ET	Antonio Carlos de Oliveira Neves
251	Tem umas história nas Cartas da Marisa	Monica Sthael

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 7 of 15

252	Tempo é feito... (O)	Murilo Cisalpino
253	Time do Tico-tico (O)	Hebe Coimbra
254	Tiro da bruxa (O)	Laís Cristina Almeida
255	Tô dentro, tô fora	Alcy
256	Todo mundo tem amigo	Ana Cláudia Ramos/ Ana Raquel
257	Todo mundo tem casa	Ana Cláudia Ramos/ Ana Raquel
258	Todo mundo tem família	Ana Cláudia Ramos/ Ana Raquel
259	Todo mundo tem medo	Ana Cláudia Ramos/ Ana Raquel
260	Três dias descobrindo a terra	Cláudio Scliar
261	Tudo está sempre mudando	Murilo Cisalpino
262	Turma do Jardim (A)	Regina Siguemoto
263	Txopai e Itôhã	Kanátyo Pataxó
264	Último peixe-boi (O)	Graziela Bozano Hetzel
265	Um avião e uma viola	Ana Maria Machado
266	Um bom sujeito	Antonio Carlos Alves Oliviere
267	Um código para Iessen	Lourenço Cazarré
268	Um dia um cachorrinho	Fernando Cardoso
269	Um dia, com sua bolsa....	Marta Neves
270	Um dia, lá na esquina...	Marta Neves
271	Um dia, perto de casa	Fernando Cardoso
272	Um outro jeito de voar	Gilberto Mansur
273	Um outro pôr-de-sol	Marta Neves
274	Um passeio pela escola	Cláudio Martins
275	Um, dois, três, quatro	Alcy
276	Uma carta para Deus	Fernando Bonassi
277	Uma hist. Por trás das linhas	Sonia Junqueira
278	Uma, duas, três Marias	Graça Rios
279	Urubu sabe	Ronaldo Simões Coelho
280	Uuuhhh!	Sonia Junqueira
281	Vaga-lume apaixonou	Regina Siguemoto
282	Vampiros estão chegando (Os)	Antonio Carlos de Oliveira Neves
283	Viajante do espaço (O)	Sonia Rodrigues Mota
284	Vida da Gente	Fernando Bonassi
285	Vida de Cachorro	Flavio de Souza
286	Voa, palavra	Libério Neves
287	Vôos fantásticos	Fernando Hoffman
288	Xispeteó	Lia Zatz
289	Zé Murieta...	Lilian Sypriano
290	Zoomágicos	João Carrascoza
291	Zuiimm-Zuoomm	Maurício Veneza

ANNEX I

(to the Justification for the acquisition)

(ii) Literature in Spanish:

No.	TITLES	AUTHOR'S NAME
1	Ala de Papel	Marcelo Xavier
2	El Orfebre Zapador Del Polo Norte	Ana Cecília Carvalho/ Robinson
3	Gallo, Gallo, No Me Callo	Sylvia Orthof
4	Juancito Jacarandá	Patrícia Grinberg
5	Juancito Motorcito	Mauro Martins
6	La Princesa Y El Guerrero	Anna Gobel
7	Murió Tío Eurico!... Rubión...	Lilian Cipriano
8	Pedrito Pega El Grito	Ana Cecília Carvalho/ Robinson
9	Yo Y Mi Telescopio	Cláudio Martins

(iii) Didactical books:

No.	TITLES	AUTHOR'S NAME
1	A Caminho do Letramento	Diléa Pires
2	Col. Atividades Matemáticas	Ângela Vidigal / Carlos / Maria das Graças / Michel Spira
3	Col. Ciências Descobrindo o Ambiente	Jordelina / Nyelda / Vilma / Simone de Pádua
4	Col. Ciências Natureza Tempo e Espaço – 5ª a 8ª Série	Fernando Mazzili/CláudiaMoreno José Antonio Bortolucci
5	Col. de Ciências 1ª a 4ª série – Meu Livro de Ciências	Alcina Maria S. Cardoso
6	Col. Descobrindo e Construindo – Estudos Sociais – 1ª a 4ª Série	Gleuso Damasceno/ Ailton Costa Moreira/ Rejane A. Figueiredo
7	Col. Dialogando com Textos 5ª a 8ª série - Português	Paula Parisi/ Beatriz Marcondes/ Maria Cristina/ Lenira Buscato
8	Col. Geografia Novo Espaço em Construção	Idarci / Luci / Rosangela e Gleuso Damasceno
9	Col. História & Cia- 5ª a 8ª Série	Adhemar Marques/Flávio Berutti Ricardo de Moura Faria
10	Col. História no Dia-a-Dia	Célio / Lorena / Cláudia Sapag
11	Col. Jornada Para o Nosso Tempo – História 5ª a 8ª Série	Gleuso Damasceno Duarte
12	Col. Matemática com o Sarquis	Eduardo Sarquis Soares
13	Col. Matemática com o Sarquis 5ª a 8ª série	Eduardo Sarquis Soares

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 9 of 15

14	Col. Para Ler a Gramática 5ª a 8ª série	Antº de P.Barreto/Mª Ângela Paulino/Graça Sette/ Mª do R. Starling
15	Col. Português da Escola Para A Vida – 1ª a 4ª Série	Aparecida Antonelo/Maria Marta Jacob
16	Col. Português Dialogando com Textos	Paula Parisi / Maria Beatriz / Maria Cristina / Lenira Buscato
17	Col. Português para ler o Mundo	Antonio Barreto / Maria do Rozário / Maria Ângela / Graça Sette
18	Col. Português Textos e Projetos	Tina e Suely
19	Col. Química A Visão do Presente 2º Grau – (3 Volumes)	Gilson de Oliveira Santos Maria Cláudia Oliveira Costa
20	Col. Tempo e Espaço	Flávio Costa Berutti
21	Col. Tempos de História	Gleuso Damasceno
22	Coleção Atividades Matemáticas 5ª a 8ª série	Ângela Vidigal/ Carlos Afonso/ Maria das Graças / Michel Spira
23	Coleção de Matemática 1ª a 4ª série	Fernanda Araújo/ Vera Baumfeld
24	Coleção Na Trilha da Cidadania –História 1ª a 4ª série	Edna Martins/ Magda Rodrigues/ Sandra Maria Oliveira
25	Coleção Português em Sala de Aula	Sonia Junqueira/ Ana Elisa Rosa Drumond
26	Coleção Temas de História 5ª a 8ª série	Corina/ Maria Elisa/ Maria do Pilar
27	Dois Contos e sua Mágica	Terezinha / Vera Byczynski
28	Gramática da Língua Português 5ª a 8ª série	Jésus Barbosa/ Samira Yourssef
29	Gramática Descomplicada	Carlos Alberto Gomes Pimentel
30	História – Volume Único – para Ensino Médio	Flávio Berutti
31	História 2º Grau - 3 Volumes e História Antiga e Medieval (Distratado com saldo)	Adhemar Marques/ Ricardo de Moura Faria/ Flávio Berutti
32	História Compacta – 3 Volumes (Distratado com saldo)	Adhemar Marques/ Ricardo de Moura Faria/ Flávio Berutti
33	Luana no Reino das Letras 1 e 2	Taisa Ferreira
34	Novo Letra Viva	Cenpec
35	Novo Roda Pião	Branca Portes
36	Realidade Contemporânea (conhecimentos Gerais – Atualidades) História	Adhemar Marques/ Ricardo de Moura Faria/ Flávio Berutti

37	Tabela Periódica dos Elementos I	Marcelo Junqueira Maciel
38	Tabela Periódica dos Elementos II	Maria Cláudia Oliveira Costa Gilson de Oliveira Santos
39	Você e Sua Comunidade – Estudos Sociais	Maria da Assunção /Mariângela de Marco Fonseca

(iv) Paradidactical books:

No.	TITLES	AUTHOR'S NAME
1	1929- Uma Crise que Abalou o Mundo Coleção História: Um Novo Olhar	Adhemar Marques Alzira Collart
2	A Europa das Minorias Nacionais – Col. História: Um Novo Olhar	Adhemar Marques/ Raul Vital Jr.
3	A Grande Guerra de 1914:Uma guerra para acabar com todas as guerras-C. História: Um Novo Olhar	Adhemar Martins Alzira Collart
4	A Segunda Guerra Mundial – Col. História: Um Novo Olhar	Adhemar Marques/ Alzira Collart
5	Adolescência – Col. Pergunte ao José	André Carvalho
6	Adolescência na Escola: Soltar a Corda e Segurar a Ponta	Margarete Parreira Miranda
7	Alfabetização Cartográfica	Elza Yasuco Passini
8	Ambiente: uma Questão de Vida	Dougival Moraes de Oliveira
9	Amor – Col. Pergunte ao José	André Carvalho
10	Arte – Col. Pergunte ao José	André Carvalho
11	Biblioteca e Escola	Graça Maria Fragoso
12	Brasil 500 Anos – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
13	Brasil: Hoje – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
14	Breve História de Minas – Col. Pergunte ao José	André Carvalho/Waldemar de A.Barbosa
15	Capitalismo – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
16	Ciclos de Formação/ Desenvolvimento de 0 a 10 e Professor Mediador do Conhecimento	Elvira Cristina de Souza Lima

ANNEX I

(to the Justification for the acquisition)

17	Como brincar à moda antiga-C.Pergunte ao José	André Carvalho/David de Carvalho
18	Comunicação – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
19	Comunismo – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
20	Construtivismo uma ajuda ao Porfessor	Angela Franco
21	Construtivismo: Grandes e Pequenas dúvidas: Caderno Ceale	Maria das Graças de C. Breguncí
22	Consumidor e Consumismo-C.Pergunte ao José	André Carvalho/ Alencar Abujamra
23	Conto Fantástico de Murilo Rubião	Audemaro Taranto Goulart
24	Contos de Fada: Grimm e Lit. Oral no Brasil	Angela Leite de Souza
25	Democracia – Col. Pergunte ao José	André Carvalho/ Sebastião Martins
26	Descolonização Afro-Asiática – Col. História: Um Novo Olhar	Adhemar Marques/ Flávio Berutti
27	Direitos da Mulher – Col. Pergunte ao José	André Carvalho/ Alberto Barroca
28	Do Folhetim à Literatura Infantil	Lino de Albergaria
29	Doenças Venéreas – Col. Pergunte ao José	André Carvalho/ Gilberto C.Alves
30	Domínio da Leitura em Inglês(o)	Sonia de Oliveira Pimenta
31	Drogas: O que é preciso saber	José Elias Murad
32	DST/AIDS: Conviver sem riscos	Vera Lúcia Vaccari Valeriano
33	Ecologia – Col. Pergunte ao José	André Carvalho/ David de Carvalho
34	Educação-O Segredo do Futuro-C.Pergunte ao José	André Carvalho/ Sebastião Martins
35	Emprego, Trabalho e Consumo-C.Pergunte ao José	André Carvalho/ Sebastião Martins
36	Ensino da Ortografia: Uma Prática Interativa na Sala de Aula	Maria do Socorro Alencar N. Macedo
37	Era uma vez.....Na Escola - Formando Educadores para Formar Leitores	Vera Teixeira/ Marília/ Frieda / Zilá Letícia
38	Escola Desajustada(a)	Fernando Flora
39	Escolha da Profissão – Col. Pergunte ao José	André Carvalho/ Márcia Fagundes
40	Ética –A força do Cidadão – Col. Pergunte ao José	André Carvalho/ Sebastião Martins

ANNEX I

(to the Justification for the acquisition)

TITLES ACQUIRED – page 12 of 15

41	Ética, Religiosidade e Cidadania	Rosamaria Calaes de Andrade
42	Etnias-Brasil,um país de muita raça-C.P.ao José	André Carvalho/ Sebastião Martins
43	Europa na Idade Moderna (A)	Adriano L. da Gama/ Marcos A. Lopes
44	Família (a) – Col. Pergunte ao José	André Carvalho/ Alberto Barroca
45	Feminismo – Col. Pergunte ao José	André Carvalho/ Kao Martins
46	Geografia em Construção	Vania Vlach
47	Geografia em Debate	Vania Vlach
48	Globalização-Nossa Pátria é o Planeta –col.P.José	André Carvalho/ Sebastião Martins
49	Guardados de Afeto	Maria Dinorah
50	Guerra Fria – Col. História: Um Novo Olhar	Adhemar Marques/ Ricardo Moura
51	Igreja e Estado na Idade Média	Daniel Valle Ribeiro
52	Imperialismo - Col. História: Um Novo Olhar	Adhemar Marques/ Luis Roberto Lopes
53	Imperialismo – Col. Pergunte ao José	André Carvalho/ Cláudia Godoy
54	Índios do Brasil (os) – Col. Pergunte ao José	André Carvalho/ Eliana Ahouagi
55	Informática – Col. Pergunte ao José	André Carvalho / Heitor Quintella
56	Intertextualidades: Teoria e Prática	Graça Paulino / Ivete Walty
57	Introdução ao Estudo da Literatura	Audemaro Taranto Goulart
58	Japão: Que País é este?	Elza Yasuco Passini
59	Jornalismo – Col. Pergunte ao José	André Carvalho / Sebastião Martins
60	Leitura: Inferências e contexto Sóciocultural	Regina Lúcia Péret Dell'isola
61	Literatura Infantil na Escola: Leitores e Textos em construção: Cadernos Ceale	Aracy Evangelista/Ivete Walty/Maria Zélia Versiani
62	Literatura: Um Exercício de Vida – Col.Pergunte ao José	André Carvalho / Ary Quintella
63	Matemática - O Pensar e o Jogo nas relações	Angela Franco
64	Matemática e Literatura Infantil	Kátia Cristina Stocco

ANNEX I

(to the Justification for the acquisition)

65	Matemática Financeira e Fácil	Fernando Antonio Imenes
66	Meio Ambiente:Em Defesa da Vida-Col. Perg. ao José	André Carvalho/ Sebastião Martins
67	Metodologia de Ensino – Didática	Angela Franco
68	Metodologia de Ensino – Geografia e História	Carlos Alberto Nunes
69	Metodologia de Ensino – Língua Portuguesa	Angela Franco
70	Metodologia de Ensino – Matemática	Solange Fonseca
71	Metodologia de Ensino-Ciências Físicas e Biologia	Magda Braga / Moacir Alves
72	Nazismo – Col. Pergunte ao José	André Carvalho / João Carlos Martins
73	Neoliberalismo – Col. História: Um Novo Olhar	Adhemar Marques/ Marlene Klitzke
74	Neonazismo – Coleção História: Um Novo Olhar	Adhemar Marques/ Luiz Roberto Lopes
75	O Facismo – Coleção História: Um Novo Olhar	Adhemar Marques/ Nilse Osterman
76	O Nazismo – Coleção História: Um Novo Olhar	Adhemar Marques/ Nilse Osterman
77	Pequena Enciclopédia para Descobrir o Brasil	Margareth Presser
78	Poder – Coleção Pergunte ao José	André Carvalho/ Ary Quintela
79	Poesia de Mário Quintana (A)	Sergio Alves Peixoto
80	Política – Coleção Pergunte ao José	André Carvalho / Sebastião Martins
81	Pontos para tecer um conto	Reni Tiago Pinheiros
82	Professor-Leitor/ Aluno-Autor: Cadernos de Ceale	Aracy/Gilcinei/Leiva/Maria da Graça/Maria Helena/Marildes Marinho
83	Propaganda – Coleção Pergunte ao José	André Carvalho / Sebastião Martins
84	Psicologia da Educação	Maria Tereza Coutinho/Mercês Moreira
85	Qualidade Total na Escola – Fundamentos	Hélio Ribeiro Gomes
86	Qualidade Total na Escola – Metodologia e Solução	Hélio Ribeiro Gomes
87	Qualidade Total na Escola – Padronização	Hélio Ribeiro Gomes
88	Qualidade Total: Homem ou Máquina?	Hélio Fraga

ANNEX I

(to the Justification for the acquisition)

89	Química – Série Histórias de Ciências	Euler de Carvalho Cruz
90	Racismo – Coleção Pergunte ao José	André Carvalho / Margareth G.da Costa
91	Redação Inquieta	Gustavo Bernardo
92	Reforma Agrária – Coleção Pergunte ao José	André Carvalho / Jussara Gonçalves
93	Relacionamentos de Ajuda – Coleção Perg.ao José	André Carvalho / Márcia Fagundes
94	República: Abrace esta idéia – Coleção Perg.ao José	André Carvalho / Sebastião Martins
95	Rev. Russa: Da Construção à Desconstrução da URSS–C. História: Um Novo Olhar	Adhemar Marques/ Nilse Wink Ostermann
96	Romance de Lima Barreto e sua Recepção (O)	Maria do Carmo L Figueiredo
97	Sexualidade – Vol 1	Alcina Maria/Marco Antonio/Marisa
98	Sexualidade – Vol. 2	Alcina Maria / Marco Antonio / Marisa
99	Sindicalismo – Coleção Pergunte ao José	Durval Ângela Andrade
100	Socialismo – Coleção Pergunte ao José	André Carvalho / Kao Martins
101	Subdesenvolvimento – Coleção Pergunte ao José	André Carvalho/ Cláudia Godoy
102	Teoria da Literatura na Escola	Ivete Walty / Graça Paulino
103	Terra Um Pontinho no Espaço Caderno de Atividades de Ciências	Jordelina/Nyelda/ Simone de Pádua
104	Tipos de Textos / Modos de Leitura	Ivete/Graça Paulino/Maria Nazareth/Maria Zilda
105	Tóxicos – Coleção Pergunte ao José	José Elias Murad
106	Transversais do Mundo	Antonio Barreto / Graça Sette

ANNEX II

(to the Justification for acquisition)

LIST OF AUTHORIZED DEALERS - EDITORAS SARAIVA AND ATUAL

REGION		AUTHORIZED DEALER	ADDRESS	DISTRICT	ZIP CODE	TELEPHONE	FAX
LO/HEAD CE	São Paulo	Saraiva S/A Livreiros Editores	Av. Marq. De São Vicente, 1697	Barra Funda	01139-904	(0**11) 3613-3000	(0**11) 3611-3308
E	Rio Branco	Livraria Mensana	Av. Floriano Peixoto, 1085	Centro	69908-030	(0**68) 224-0803/0806/0798	(0**68)224-0803
GOAS	Maceió	Resma Com.Distr. Papéis Ltda.	R. Desembargador Amorim, 15	Farol	57021-180	(0**82) 326-7555	(0**82) 326-6451
ZONAS	Manaus	Saraiva S/A Livreiros Editores	R. Costa Azevedo, 56	Centro	69010-230	(0**92) 633-4227	(0**92) 633-4782
IA	Salvador	Saraiva S/A Livreiros Editores	R. Agripino Dórea, 23	Brotas	40255-430	(0**71) 381-5854/5895	(0**71) 381-0959
RÁ	Fortaleza	Saraiva S/A Livreiros Editores	Av. Filomeno Gomes, 670	Jacarecanga	60010-281	(0**85) 238-2323	(0**85) 238-1331
RITO ERAL	Brasília	Saraiva S/A Livreiros Editores	SIG Sul Qd. 03 - Bl. B - Lj. 97	Setor Indl. Gráfico	70610-400	(0**61) 344-2920/2951	(0**61) 344-1709
ÍRITO TO	Vitória	Representação Paulista Ltda	Av. Leitão da Silva, 303	Praia do Suá	29052-111	(0**27) 3137-2595	(0**27) 3137-2589
ÍRITO TO	Vitória	Representação Paulista Ltda	Av. Carlos Moreira Lima, 61	Bento Ferreira	29050-650	(0**27) 3137-2566 / 2560	(0**27) 3137-2567
ÁS	Goiânia	Saraiva S/A Livreiros Editores	Av. Independência, 5330	Setor Aeroporto	74070-010	(0**62) 225-2882/212-2806	(0**62) 224-3016
RANHÃO	Imperatriz	Mundial Distribuidora de Livros Ltda.	R. Godofredo Viana, 546	Centro	65900-000	(0**99)524-0032	(0**99)524-0032
RANHÃO	São Luís	Mundial Distribuidora de Livros Ltda.	Av. Getúlio Vargas, 181	Apeadouro	65040-000	(0**98) 243-0353	(0**98) 243-0353
O GROSSO	Cuiabá	CSZ - Distr. De Livros Ltda	Av. Dom Bosco, 1035	Centro	78020-600	(0**65) 623-5073/623-5304	(0**65) 623-5073
O GROSSO SUL	Campo Grande	Saraiva S/A Livreiros Editores	R. 14 de Julho, 3148	Centro	79002-335	(0**67) 382-3682	(0**67) 382-0112
AS GERAIS	Belo Horizonte	Saraiva S/A Livreiros Editores	R. Padre Eustáquio, 2818	Padre Eustáquio	30720-100	(0**31) 3412-7080	(0**31) 3412-7085
AS GERAIS	Uberlândia	Comercial Madona Ltda	R. Tunisia, 704	Tibery	38405-068	(0**34) 3213-5158/3213-6555	(0**34)3213-4966
Á	Belém	Saraiva S/A Livreiros Editores	Travessa Apinagés, 186	Batista Campos	66025-080	(0**91) 222-9034/224-9038	(0**91) 241-0499
Á	Santarém	M. Vitório	Travessa 15 de Novembro,	Centro	68005-	(0**93) 523-5055 /	(0**93) 523-5055

			193		290	6016	
ARAÍBA	João Pessoa	Livraria Legal Ltda	R. Cons. Henriques, 90	Centro	58010-690	(0**83) 241-7085/241-3388	(0**83) 222-4803
ARANÁ	Curitiba	Saraiva S/A Livreiros Editores	R. Conselheiro Laurindo, 2895	Prado Velho	80230-180	(0**41) 332-4894	(0**41) 332-4894
ERNAMBUCO	Recife	Saraiva S/A Livreiros Editores	R. Corredor do Bispo, 185	Boa Vista	50050-090	(0**81) 3421-4246	(0**81) 3421-4510
AUÍ	Teresina	Mundial Editora Ltda.	R. 24 de Janeiro, 67	Centro	64000-230	(0**86) 221-3998 / 226-1956	(0**86) 226-1125
O DE ANEIRO	Rio de Janeiro	Saraiva S/A Livreiros Editores	R. Visconde de Santa Isabel, 113 ao 119	Vila Isabel	20560-121	(0**21) 2577-9494	(0**21) 2577-8867/9565
O GRANDE ORTE	Natal	Mundial Editora Ltda.	Av. Rio Branco, 414	Centro	59025-000	(0**84) 211-3881	(0**84) 211-3881
O GRANDE JL	Porto Alegre	Saraiva S/A Livreiros Editores	Av. Ceará, 1360	São Geraldo	90240-511	(0**51) 3343-1467/7563	(0**51) 3343-2986 / 7469
ONDÔNIA	Porto Velho	Dimensão Distr. de Livros Ltda	R. Joaquim Nabuco, 2.400 / A	Centro	78900-850	(0**69) 223-2383 / 221-2915	(0**69) 221-0019
ANTA ATARINA	Florianópolis	Remanil Representações Ltda	Av. Santa Catarina, 1355	Estreito	88075-500	(0**48) 244-2748/248-6796	(0**48) 244-2748
ÃO PAULO	Bauru	Sala dos Professores	R. Monsenhor Claro, 2-55/2-57	Centro	17015-130	(0**14) 234-5643	(0**14) 234-7401
ÃO PAULO	Campinas	Sala dos Professores	R. Camargo Pimentel, 660	Jd. Guanabara	13073-340	(0**19) 3243-8004/8259	(0**19) 3243-8259
ÃO PAULO	Ribeirão Preto	Saraiva S/A Livreiros Editores	R. Padre Feijó, 373	Vila Tibério	14050-360	(0**16) 610-5843	(0**16) 610-8284
ÃO PAULO	S.J.Campos	Sala dos Professores	R. Santa Luzia, 106	Jd. Santa Madalena	12243-280	(0**12) 3921-0732	(0**12) 3921-0732
ÃO PAULO	S.J.Rio Preto	Sala dos Professores	Av. Brig. Faria Lima, 6363 - Rio Preto Shopping Center	Vila São José	15090-000	(0**17) 227-3819 / 0982	(0**17) 227-5249
ERGIPE	Aracajú	L.C. Corrêa & Cia Ltda	R. Ten. Wendel Quaranta, 1350	Cirurgia	49050-680	(0**79) 211-8266 / 6981	(0**79) 213-7736
OCANTINS	Gurupi	GEP Livraria	Av. Pará, 1010 S 2	Centro	77403-010	(0**63) 312-4588/312-4547	(0**63) 312-3323
OCANTINS	Palmas	GEP Distribuidora de Livros	R. SE 07 Q 104 Sul, Conj 2, Lt 27, Nº 30	Centro	77100-070	(0**63) 215-8301	(0**63) 215-8301

Formato Editorial Ltda.

Evaluation report of the accounting net equity on April 30, 2003, adjusted by the market value of certain assets

WAP Consultoria, Contabilidade & Auditoria

Rua Ministro Godoi, 478
8º andar, conjs. 83/84 – São Paulo SP
CEP 05015-000
Telefone: (11) 3873-9030
Fone/Fax: (11) 3873-5691
www.wapconsultoria.com.br

FORMATO EDITORIAL LTDA.

EVALUATION REPORT OF THE ACCOUNTING NET EQUITY ON APRIL 30, 2003, ADJUSTED BY THE MARKET VALUE OF CERTAIN ASSETS

WAP Serviços Contábeis S/C Ltda., a civil association established in the city of São Paulo, at rua Ministro Godoi, nº 478, 1º andar, conjuntos 13 and 14, in the city of São Paulo, registered with the Regional Accounting Council of the State of São Paulo under no. 2SP022479/O-0 and with the National Directory of Legal Entities (CNPJ/MF) under no. 05.162.639/0001-97, with its articles of incorporation registered at the 6th Titles and Documents Registry Office of São Paulo, SP, on June 27, 2002, and later alterations registered in this same office, being the last made on June 4, 2003, represented by its partner subscribed below, Mr. Wilson Alves Polonio, Brazilian, married, accountant, bearer of the Identification Card RG no. 5.920.947-1, registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 593.351.498/53 and with the Regional Accounting Council of the State of São Paulo under no. 1PE009301/T-3 "T"SP001739, resident and domiciled in São Paulo, State of São Paulo, at Rua Caiowaá, 549, apartamento 62, appointed as an expert by Saraiva S/A Livreiros Editores in order to carry out the evaluation of the accounting net equity of Formato Editorial Ltda. on April 30, 2003, adjusted by the market value of certain assets, with the purpose of complying with the provisions established in article 256 of Law 6.404/76, presents below the result of its work.

The works developed for such evaluation comprised the support documentation review of the accounting records of the assets, rights and obligations, in the extension deemed necessary in accordance with the circumstances, as well as the examination of the valorization criteria adopted, which procedures have been developed pursuant to the auditing standards.

Based on the works carried out, we concluded that the accounting net equity of Formato Editorial Ltda. on April 30, 2003, adjusted by the market value of certain assets, is of R$ 5,962,685.33, as shown below:

	R$
Assets	
Current	5,378,571.70
Permanent	455,320.30
	5,833,892.00
Liabilities	
Current	2,373,481.11
Long term liabilities	1,191,762.96
	3,565,244.07
Accounting net equity on April 30, 2003, recorded in the accounting books in accordance with accounting principles provided for in the corporate legislation	2,268,647.93
Adjustment of the accounting balance of inventory (finished products) at market value, in the terms of paragraph 1 of article 183 of Law 6.404/76	3,607,867.66
Adjustment of the accounting balance of fixed assets (vehicles) at market value, in accordance with average commercialization prices disclosed by the market	86,169.74
Accounting net equity on April 30, 2003, adjusted by the market value of inventory (finished products) and fixed assets (vehicles)	5,962,685.33

São Paulo, August 4, 2003

WAP Serviços Contábeis S/C Ltda.
CRC 2SP022479/O-0

Wilson Alves Polonio
Partner
Accountant CRC 1PE009301/T-3 "T"SP001739

Essential information about the
Business Company Interest Purchase and Sale Agreement

1) Parties

(i) **Saraiva S/A Livreiros Editores**, hereinafter referred to simply as "Saraiva";
(ii) **Cláudia Pereira de Rezende**, Brazilian, married, businesswoman, resident at Rua Sapucaia nº 353- Condomínio Retiro das Pedras, Brumadinho, State of Minas Gerais, bearer of the Identification Card no. M-739.069- SSP-MG and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 297.132.346-34, **José de Alencar Mayrink**, Brazilian, divorced, businessman, resident at Avenida José Candido da Silveira nº 509, apto 501, Bairro Cidade Nova, Belo Horizonte, State of Minas Gerais, bearer of the Identification Card no. M-3.319.201 –SSP-MG and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 175.878.086-04, **Lourdes Aparecida Mendes**, Brazilian, single, businesswoman, resident at Rua Afonso Pena Júnior nº 10, apto 201, Bairro Cidade Nova, Belo Horizonte, State of Minas Gerais, bearer of the Identification Card no. 1.657.337- SSP-MG and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 377.428.926-34, **Sonia Marta Junqueira**, Brazilian, single, businesswoman, resident at Rua Bernardo Guimarães nº 2.669- apto 01, Bairro Santo Agostinho, Belo Horizonte, State of Minas Gerais, bearer of the Identification Card no. M- 181.694- SSP-MG and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 075.315.836-15 and **Norma Sofia Coelho de Lima**, Brazilian, divorced, businesswoman, resident at Rua Rio de Janeiro nº 1472, apto 302, Bairro de Lourdes, Belo Horizonte, State of Minas Gerais, bearer of the Identification Card no. M-379.027- SSP-MG and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 117.838.506-04, hereinafter referred to simply as "Sellers";
(iii) **Editora Lê Ltda.** ("Lê"), a company registered with the National Directory of Legal Entities (CNPJ/MF) under no. 17.243.015/0001-83, with head office at Av. Pedro II, nº 4.550, Belo Horizonte, MG, and **Artes Gráficas Formato Ltda.** ("Gráfica"), a company registered with the National Directory of Legal Entities (CNPJ/MF) under no. 42.914.408/0001-19, with head office at Rua Além Paraíba nº 411, Lagoinha, Belo Horizonte, State of Minas Gerais, as intervening/consenting parties.

2) Object of the Agreement

(a) Totality of the quotas of the company **Formato Editorial Ltda.** ("Formato"), a company registered with the National Directory of Legal Entities (CNPJ/MF) under no. 71.097.893/0001-83, with head office at rua Alípio de Melo, nº 151, Belo Horizonte, MG;
(b) Right to the use of the trademark "Formato Editorial" in INPI's classes 16 and 42, for 99 (ninety-nine) years;
(c) Editora Lê Ltda.'s assets, consisting of copyrights and inventory (see Annex A), which will be transferred to Formato's equity until the Closing Date (one business day after the approval of the Agreement by the Extraordinary General Meeting of Saraiva).

3) Price

(a) R$ 1,000,000.00 (one million reais), upon execution of the Agreement;
(b) R$ 1,579,498.00 (one million, five hundred and seventy-nine thousand, four hundred and ninety-eight reais), subject to adjustments due to equity variations between 04/30/2003 and the Closing Date, being part of it deposited in an Escrow Account and the remaining paid in the Closing Date;
(c) up to R$ 5,104,000.00 (five million, one hundred and four thousand reais), as performance premium, variable in accordance with the sales in Programa Nacional do Livro Didático [Didactical Book National Program] (PNLD) – 2004 and in Programa Nacional de Biblioteca na Escola [School Library National Program] (PNBE) – 2004 (Annex B) and in accordance with the number of titles approved for PNLD - 2005 (Annex C).

4) Liability of the Sellers

The Sellers assume full responsibility for all Formato's obligations derived from fact occurred previous to the Closing date, of any nature, including tax, fiscal, social security, civil, criminal, labor, environmental, consumer or administrative obligations, included or not in the bookkeeping and accounting records thereof, identified or not by the Audit.

The Sellers also assume full responsibility for all Lê's obligations, of any nature, including tax, fiscal, social security, civil, criminal, labor, environmental, consumer or administrative obligations, which might be imputed to Formato or to Saraiva.

From the price, R$ 1.268.434,43 (one million, two hundred and sixty-eight thousand, four hundred and thirty-four reais and forty-three centavos) will be deposited by Saraiva in an Escrow Account for the following purposes: (a) liquidation of the difference, if any, of the equity adjustment; (b) guarantee of known contingencies; and (c) guarantee of other contingencies for which the Sellers are liable for and which are not duly included in the accounting books or accounted for or which might arise after the execution of the Agreement.

5) Non-competition covenant

The Sellers and Lê undertake an express non-competition obligation for the term of 5 (five) years.

6) Confidentiality covenant

The parties oblige to maintain the strictest confidentiality about the Agreement, refraining from informing its existence and the terms thereof. Saraiva may, in the Closing Date or prior to it, communicate the relevant fact as well as send to the São Paulo Securities Exchange information about it in compliance with the law or regulation.

◇◇◇◇◇◇◇◇◇◇◇

◇◇◇◇◇

ANNEX A

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

LÊ'S ASSETS TO BE TRANSFERRED TO FORMATO – page 1 of 5

It will be transferred from Lê to Formato, as provided for in Clause 1, item 1.2.a, copyrights of the titles listed below, including existent inventory (approximate quantity) and the respective reproduction means (photoliths and/or digital files). In case of non-published titles, the transfer is restricted to publishing rights.

(i) Didactical books approved in PNLD 2004:

No.	TITLES	AUTHOR'S NAME	APPROXIMATE INVENTORY
1	Dois Contos e sua Mágica	Terezinha/ Vera Byczynski	1,309

(ii) Didactical books enrolled in PNLD 2005:

No.	TITLES	AUTHOR's NAME	APPROXIMATE INVENTORY
1	Col. Geografia Novo Espaço em Construção	Idarci/ Luci/ Rosangela e Gleuso Damasceno	18,373
2	Col. Tempos de História	Gleuso Damasceno	5,940
3	Col. Português Textos e Projetos	Tina e Suely	8,771

ANNEX A

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

LÊ'S ASSETS TO BE TRANSFERRED TO FORMATO – page 2 of 5

(iii) Didactical books (in general):

No.	TITLES	AUTHOR'S NAME	APPROXIMATE INVENTORY
1	Col. Descobrindo e Construindo – Estudos Sociais – 1ª A 4ª Série	Gleuso Damasceno/ Ailton Costa Moreira/ Rejane A.Figueiredo	12,409
2	Col. Português da Escola Para A Vida – 1ª A 4ª Série	Aparecida Antonelo/Maria Marta Jacob	14,053
3	Col. Química A Visão do Presente 2° Grau – (3 Volumes)	Gilson de Oliveira Santos Maria Cláudia Oliveira Costa	1,683
4	Col. Ciências Natureza Tempo e Espaço – 5ª A 8ª Série	Fernando Mazzili/CláudiaMoreno José Antonio Bortolucci	13,444
5	Col. Jornada Para o Nosso Tempo – História 5ª A 8ª Série	Gleuso Damasceno Duarte	3,000
6	Col. História & Cia- 5ª A 8ª Série	Adhemar Marques/Flávio Berutti Ricardo de Moura Faria	5,042
7	Tabela Periódica dos Elementos II	Maria Cláudia Oliveira Costa Gilson de Oliveira Santos	596
8	Luana no Reino das Letras 1 e 2	Taisa Ferreira	2,151
9	Tabela Periódica dos Elementos I	Marcelo Junqueira Maciel	1,692
10	História 2° Grau - 3 Volumes e História Antiga e Medieval (Distratado com saldo)	Adhemar Marques/ Ricardo de Moura Faria/ Flávio Berutti	1,581
11	História Compacta – 3 Volumes (Distratado com saldo)	Adhemar Marques/ Ricardo de Moura Faria/ Flávio Berutti	11,311

(iv) Paradidatical books:

No.	TITLES	AUTHOR's NAME	APPROXIMATE INVENTORY
1	Adolescência – Col. Pergunte ao José	André Carvalho	310
2	Alfabetização Cartográfica	Elza Yasuco Passini	862
3	Ambiente: uma Questão de Vida	Dougival Moraes de Oliveira	2,108
4	Amor – Col. Pergunte ao José	André Carvalho	280
5	Arte – Col. Pergunte ao José	André Carvalho	155
6	Biblioteca e Escola	Graça Maria Fragoso	215
7	Brasil 500 Anos – Col. Pergunte ao José	André Carvalho/Sebastião Martins	2,853
8	Brasil: Hoje – Col. Pergunte ao José	André Carvalho/ Sebastião Martins	493
9	Breve História de Minas–Col.Perg. ao José	André Carvalho/Waldemar Barbosa	572
10	Capitalismo – Col. Pergunte ao José	André Carvalho/ Sebastião Martins	666
11	Como brincar à moda antiga-C.Perg. ao José	André Carvalho/David de Carvalho	1,005

ANNEX A

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

LÊ'S ASSETS TO BE TRANSFERRED TO FORMATO – page 3 of 5

12	Comunicação – Col. Pergunte ao José	André Carvalho/ Sebastião Martins		880
13	Comunismo – Col. Pergunte ao José	André Carvalho/ Sebastião Martins		2,671
14	Construtivismo uma ajuda ao Porfessor	Angela Franco		795
15	Consumidor e Consumismo-C.Perg. ao José	André Carvalho/ Alencar Abujamra		1,027
16	Conto Fantástico de Murilo Rubião	Audemaro Taranto Goulart		982
17	Contos de Fada: Grimm e Lit. Oral no Brasil	Angela Leite de Souza		1,695
18	Democracia – Col. Pergunte ao José	André Carvalho/ Sebastião Martins		488
19	Direitos da Mulher – Col. Pergunte ao José	André Carvalho/ Alberto Barroca		1,773
20	Do Folhetim à Literatura Infantil	Lino de Albergaria		721
21	Doenças Venéreas – Col. Pergunte ao José	André Carvalho/ Gilberto C.Alves		1,712
22	Domínio da Leitura em Inglês(o)	Sonia de Oliveira Pimenta		440
23	Drogas: O que é preciso saber	José Elias Murad		1,158
24	DST/AIDS: Conviver sem riscos	Vera Lúcia Vaccari Valeriano		913
25	Ecologia – Col. Pergunte ao José	André Carvalho/David de Carvalho		465
26	Educação-O Segredo do Futuro-C.P. ao José	André Carvalho/Sebastião Martins		2,108
27	Emprego, Trabalho e Consumo-C.P. ao José	André Carvalho/ Sebastião Martins		1,949
28	Escola Desajustada(a)	Fernando Flora		415
29	Escolha da Profissão – Col. Perg. Ao José	André Carvalho/ Márcia Fagundes		786
30	Ética –A força do Cidadão–C. Perg. ao José	André Carvalho/ Sebastião Martins		1,130
31	Ética, Religiosidade e Cidadania	Rosamaria Calaes de Andrade		499
32	Etnias-Brasil,um país de muita raça-C.P.ao José	André Carvalho/ Sebastião Martins		1,507
33	Europa na Idade Moderna (A)	Adriano L. da Gama/Marcos A.Lopes		3,204
34	Família (a) – Col. Pergunte ao José	André Carvalho/ Alberto Barroca		1,358
35	Feminismo – Col. Pergunte ao José	André Carvalho/ Kao Martins		774
36	Geografia em Construção	Vania Vlach		588
37	Geografia em Debate	Vania Vlach		686
38	Globalização-Nossa Pátria é o Planeta–C.P.José	André Carvalho/ Sebastião Martins		881
39	Guardados de Afeto	Maria Dinorah		135
40	Igreja e Estado na Idade Média	Daniel Valle Ribeiro		2,856
41	Imperialismo – Col. Pergunte ao José	André Carvalho/ Cláudia Godoy		678
42	Índios do Brasil (os) – Col. Pergunte ao José	André Carvalho/ Eliana Ahouagi		1,116
43	Informática – Col. Pergunte ao José	André Carvalho / Heitor Quintella		729
44	Intertextualidades: Teoria e Prática	Graça Paulino / Ivete Walty		1,592
45	Introdução ao Estudo da Literatura	Audemaro Taranto Goulart		971
46	Japão: Que País é este?	Elza Yasuco Passini		214
47	Jornalismo – Col. Pergunte ao José	André Carvalho / Sebastião Martins		220
48	Literatura: Um Exercício de Vida–C.P. ao José	André Carvalho / Ary Quintella		1,112
49	Matemática - O Pensar e o Jogo nas relações	Angela Franco		163
50	Matemática e Literatura Infantil	Kátia Cristina Stocco		500

ANNEX A

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

LÊ'S ASSETS TO BE TRANSFERRED TO FORMATO – page 4 of 5

51	Matemática Financeira e Fácil	Fernando Antonio Imenes	1,192
52	Meio Ambiente:Em Defesa da Vida-C.P. ao José	André Carvalho/ Sebastião Martins	2,400
53	Metodologia de Ensino – Didática	Angela Franco	866
54	Metodologia de Ensino – Geografia e História	Carlos Alberto Nunes	660
55	Metodologia de Ensino – Língua Portuguesa	Angela Franco	725
56	Metodologia de Ensino – Matemática	Solange Fonseca	1,071
57	Metodologia de Ensino-Ciências Físicas e Biologia	Magda Braga / Moacir Alves	1,563
58	Nazismo – Col. Pergunte ao José	André Carvalho/João Carlos Martins	979
59	Poder – Coleção Pergunte ao José	André Carvalho/ Ary Quintela	2,380
60	Poesia de Mário Quintana (A)	Sergio Alves Peixoto	646
61	Política – Coleção Pergunte ao José	André Carvalho / Sebastião Martins	376
62	Pontos para tecer um conto	Reni Tiago Pinheiros	330
63	Propaganda – Coleção Pergunte ao José	André Carvalho / Sebastião Martins	207
64	Psicologia da Educação	Maria T. Coutinho/Mercês Moreira	1,205
65	Qualidade Total na Escola – Fundamentos	Hélio Ribeiro Gomes	648
66	Qualidade Total na Escola – Metodologia e Solução	Hélio Ribeiro Gomes	871
67	Qualidade Total na Escola – Padronização	Hélio Ribeiro Gomes	1,399
68	Qualidade Total: Homem ou Máquina?	Hélio Fraga	587
69	Racismo – Coleção Pergunte ao José	André Carvalho/Margareth G.da Costa	253
70	Reforma Agrária – Coleção Pergunte ao José	André Carvalho / Jussara Gonçalves	1,030
71	Relacionamentos de Ajuda – Col. Perg.ao José	André Carvalho / Márcia Fagundes	941
72	República: Abrace esta idéia – Col. Perg.ao José	André Carvalho / Sebastião Martins	2,810
73	Romance de Lima Barreto e sua Recepção (O)	Maria do Carmo L Figueiredo	911
74	Sexualidade – Vol 1	Alcina Maria/Marco Antonio/Marisa	115
75	Sexualidade – Vol. 2	Alcina Maria/Marco Antonio/Marisa	2,699
76	Sindicalismo – Coleção Pergunte ao José	Durval Ângela Andrade	87
77	Socialismo – Coleção Pergunte ao José	André Carvalho / Kao Martins	2,705
78	Subdesenvolvimento – Coleção Pergunte ao José	André Carvalho/ Cláudia Godoy	79
79	Teoria da Literatura na Escola	Ivete Walty / Graça Paulino	129
80	Tóxicos – Coleção Pergunte ao José	José Elias Murad	2,073
81	Transversais do Mundo	Antonio Barreto / Graça Sette	509

ANNEX A

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

LÊ'S ASSETS TO BE TRANSFERRED TO FORMATO – page 5 of 5

(v) Titles in phase of preparation (not-published):

No.	TITLES	AUTHOR's NAME
1	Col. De Ciências 1ª a 4ª série – Meu Livro de Ciências	Alcina Maria S. Cardoso
2	A Caminho do Letramento	Diléa Pires
3	História – Volume Único – Para Ensino Médio	Flávio Berutti

ANNEXO B

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

BOOKS APPROVED IN PNLD/2004 – page 1 of 1

(i) Formato:

No.	TITLE	AUTHOR'S NAME
1	Col.Ciências Descobrindo o Ambiente	Jordelina/ Nyelda/ Vilma/ Simone de Pádua
2	Col. Matemática com o Sarquis	Eduardo Sarquis Soares
3	Col. História no Dia-a-Dia	Célio/ Lorena/ Cláudia Sapag
4	Novo Letra Viva	Cenpec
5	Novo Roda Pião	Branca Portes

(ii) Lê:

No.	TITLE	AUTHOR'S NAME
1	Dois Contos e sua Mágica	Terezinha/ Vera Byczynski

ANNEX C

(to the Essential Information about the Business Company Interest Purchase and Sale Agreement)

BOOKS ENROLLED IN PNLD/2005 – page 1 of 1

(i) Formato:

No.	TITLES	AUTHOR'S NAME
1	Col. Português Para Ler o Mundo	Antonio Barreto/ Maria do Rozário/ Maria Ângela e Graça Sette
2	Col. Tempo e Espaço	Flávio Costa Berutti
3	Col. Português Dialogando com Textos	Paula Parisi/ Maria Beatriz/ Maria Cristina e Lenira Buscato
4	Col. Atividades Matemáticas	Ângela Vidigal/ Carlos/ Maria das Graças e Michel Spira

(ii) Lê:

No.	TITLES	AUTHOR'S NAME
1	Col. Geografia Novo Espaço em Construção	Idarci/ Luci/ Rosangela e Gleuso Damasceno
2	Col. Tempos de História	Gleuso Damasceno
3	Col. Português Textos e Projetos	Tina e Suely

SARAIVA S.A. LIVREIROS EDITORES

PUBLIC COMPANY - CNPJ/MF No. 60.500.139/0001-26 - NIRC 35300025300

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 25, 2003.

1. DATE, TIME AND PLACE: August 25, 2003, at 04:00 p.m., at the Executive Board's Building, at Rua Dr. Edgar Theotônio Santana, 206, 3º andar, Barra Funda, São Paulo – SP.

2. CALL, QUORUM AND ATTENDANCE: Call notices published in DOESP and DCI newspapers, on August 8, 9 and 12, 2003. Shareholders were present representing more than two thirds of the voting capital stock, as well as directors Jorge Eduardo Saraiva and Ruy Mendes Gonçalves, and the following statutory officers: José Luiz Machado Alvim de Próspero, Wander Soares and João Luís Ramos Hopp.

3. BOARD COMPOSITION: Chairman: Jorge Eduardo Saraiva; Secretary: Ruy Mendes Gonçalves

4. AGENDA: **EXTRAORDINARY GENERAL MEETING:** Ratification of the "Business Company Interest Purchase and Sale Agreement" entered into on August 4, 2003 with the partners of Formato Editorial Ltda.

4.1. RESOLUTIONS:

4.1.1. It was unanimously approved by the persons present, the acquisition of the company Formato Editorial Ltda., with head office in the city of Belo Horizonte – MG, in the terms of the agreement entered into and the documents made available to the shareholders.

5. VOTING : Resolutions have been unanimously taken by the votes of the shareholders present.

6. PROPOSALS AND DOCUMENTS: The Management proposal for resolutions taken in the Meeting is included in the call notice which was published and in the Board of Directors' minutes book, being the pertinent documentation made available to the shareholders by the Director of Relation with Investors, since the date in which the Meeting was called.

7. MINUTES APPROVAL: The minutes, written in the form provided for in art. 130, paragraph 1, of Law 6404/76, was read, approved and transcribed in the appropriate book, being executed by the shareholders present, who authorize the respective publication with omission of the signatures thereof.

São Paulo, August 25, 2003.

Jorge Eduardo Saraiva – Chairman	Ruy Mendes Gonçalves - Secretary
for Henriqueta da Fonseca Saraiva	for Maria Helena Saraiva
Wander Soares	João Luís Ramos Hopp
José Luiz Machado Alvim de Próspero	Jussara Chaves Garcez Leme

(9)

SARAIVA S.A. LIVREIROS EDITORES

Publicly-Held Corporation

National Directory of Legal Entities [CNPJ/MF] no. 60.500.139/0001-26

NOTICE

OF

SPECIAL MEETING

The shareholders of Saraiva S.A. Livreiros Editores are hereby called to meet together at the Special Meeting to be held on September 29, 2003, at 4:00 p.m., at the **MANAGEMENT BUILDING, at RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3º ANDAR [3rd FLOOR], BARRA FUNDA (CEP [ZIP CODE]: 01140-030), SÃO PAULO-SP**, to discuss and resolve the following agenda: (i) to amend the caption of Article 9, and include the fourth paragraph in the By-Laws of the company, so as to increase the authorized capital to ten million (10.000.000) shares; (ii) to amend 3rd and 4th paragraphs of Article 15 of the By-Laws of the company, aiming to set forth a qualified quorum for the resolution of the Board of Directors which will approve, in the form of the Article 9th of its By-Laws, the increase of the capital stock of the company. **GENERAL INSTRUCTIONS: A)** The representation orders at the Meeting shall be lodged on the Presidency of the Board of Directors, located at Rua Dr. Edgar Theotônio Santana, 206 – São Paulo – SP [State of São Paulo], until 24 hours before its beginning. **B)** The holders of shares which are in Fungible Custody at the time of the Meeting shall present, in order to enjoin it, a statement which confirms their equity holding, issued by the custodian agency after September 25, 2003.

São Paulo, September 10, 2003.

JORGE EDUARDO SARAIVA

President of the Board of Directors

KPMG

(10)

Saraiva S.A Livreiros Editores

Independent auditors' report
on the special review of
Quarterly information ("ITRs")
Quarter ended on September 30, 2003

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060 970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) [illegible]
Fax National (11) [illegible]
International 55 (11) 3079 2916

Independent Auditors' Report on the special review

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on September 30, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

November 13, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Adelino Dias Pinho
Accountant "CRC" 1SP097869/O-6

Quarterly information
September 30, 2003

REGISTRATION WITH "CVM" DOES NOT IMPLY ANY EVALUATION WHATSOEVER OF THE COMPANY, WHICH OFFICERS ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26
4. COMPANY REGISTRATION # ("NIRE")		
35300025300		

01.02 – HEAD OFFICE

1. FULL ADDRESS				2. BOROUGH OR DISTRICT
Av. Marquês de São Vicente nº 1697				Barra Funda
3. ZIP CODE	4. CIuTY			5. STATE
01139-904	São Paulo			SP
6. AREA CODE	7. TELEPHONE	8. TELEPHONE	9. TELEPHONE	10. TELEX
011	3611-3344	-	-	-
11. AREA CODE	12. FAX	13. FAX	14. FAX	
011	3611-3308	-	-	
15. E-MAIL				
http:/www.editorasaraiva.com.br				

01.03 – INVESTORS' RELATIONS OFFICER (Company's mail address)

1. NAME				
João Luís Ramos Hopp				
2. FULL ADDRESS			3. BOROUGH OR DISTRICT	
Rua Edgar Teotônio Santana 206			Barra Funda	
4. ZIP CODE	5. CITY			6. STATE
01140-030	São Paulo			SP
7. AREA CODE	8. TELEPHONE	9. TELEPHONE	10. TELEPHONE	11. TELEX
011	3611-3344	-	-	
12. AREA CODE	13. FAX	14. FAX	15. FAX	
011	3619-3062	-	-	
16. E-MAIL				
jlhopp@editorasaraiva.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER	
1- BEGINNING	2 - END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 – END
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003
9. AUDITOR'S NAME/CORPORATE NAME							10. "CVM" CODE
KPMG Auditores Independentes							00418-9
11. PERSON IN CHARGE OF AUDIT							12. TAXPAYER ID # ("CPF") OF PERSON IN CHARGE
Adelino Dias Pinho							223.164.858-04

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.05 – CAPITAL STOCK STRUCTURE

Number of Shares (Thousand)	1- CURRENT QUARTER 03/31/2003	2- PREVIOUS QUARTER 12/31/2002	3- SAME QUARTER PREVIOUS YEAR 03/31/2002
Paid-up Capital			
1 - Common Shares	9,622	9,622	9,622
2 - Preferred Shares	13,647	13,647	13,647
3 - Total	23,269	23,269	23,269
In Treasury			
4 - Common Shares	0	0	0
5 - Preferred Shares	333	333	25
6 - Total	333	333	25

01.06 – COMPANY'S INFORMATION

1- TYPE OF COMPANY
Commercial, Industrial and other Companies

2- TYPE OF STATUS
Operating

3- NATURE OF STOCKHOLDING CONTROL
Private National

4- ACTIVITY CODE
1070000 – Publisher and Graphics

5- MAIN ACTIVITY
Book editing and publishing

6- TYPE OF CONSOLIDATED
Full

7- TYPE OF AUDITOR'S REPORT
Without exceptions

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – "CNPJ"	3 – COMPANY'S NAME

01.08 – CASH EARNINGS AUTHORIZED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGIN TO PAY	6 – SHARE TYPE	7 – EARNINGS VALUE PER SHARE

1.01 - IDENTIFICATION

"CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
1047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

1.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN CURRENT FISCAL YEAR

ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK AMOUNT (Thousand reais)	4 - AMOUNT OF CHANGE (Thousand reais)	5 - ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE UPON ISSUANCE (Brazilian Reais)
1	04/24/2003	39,721	2,841	Income reserve	0	0.0000000000

1.10 – INVESTORS' RELATIONS OFFICER

- DATE	2 - SIGNATURE
1/13/2003	

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1	Total Assets	202,358	182,693
1.01	Current Assets	102,709	90,059
1.01.01	Cash	375	525
1.01.01.01	Cash and banks	375	525
1.01.01.02	Securities	0	0
1.01.02	Credits	25,731	24,925
1.01.02.01	Customers	24,084	24,237
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Recovery taxes	453	412
1.01.02.05	Other	1,194	276
1.01.03	Inventories	68,056	57,310
1.01.03.01	Finished products	35,441	29,481
1.01.03.02	Goods for resale	12	12
1.01.03.03	Products in process	13,141	11,586
1.01.03.04	Raw materials	19,177	15,940
1.01.03.05	Packaging and consumption materials	285	291
1.01.04	Other	8,547	7,299
1.01.04.01	"PNLD" expenses to appropriate	8,414	7,271
1.01.04.02	Prepaid expenses	133	28
1.02	Long-Term Assets	14,471	10,436
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	2,466	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	2,466	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	12,005	10,436
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	7,704	7,471
1.02.03.03	Deferred income tax and social contribution	2,987	2,919
1.02.03.04	Other	1,314	46
1.03	Permanent Assets	85,178	82,198
1.03.01	Investments	54,398	49,815
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	53,990	49,016
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	48,477	49,016
1.03.01.02.02	Formato Editorial Ltda.	5,513	0
1.03.01.03	Other Investments	408	799
1.03.01.03.01	Fiscal Incentives	352	744
1.03.01.03.02	Other	56	55
1.03.02	Fixed Assets	28,505	29,640
1.03.02.01	Land	2,029	2,029

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1.03.02.02	Buildings and construction	5,522	5,595
1.03.02.03	Furniture, fixture & installations	4,646	4,793
1.03.02.04	Vehicles	1,313	1,416
1.03.02.05	Machinery and equipment	4,674	4,940
1.03.02.06	Data processing equipment	9,721	10,267
1.03.02.07	Other fixed assets	600	600
1.03.03	Deferred assets	2,275	2,743
1.03.03.01	Premium to amortize	1,983	2,379
1.03.03.02	Other	292	364

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2	Total Liabilities	202,358	182,693
2.01	Current Liabilities	74,562	52,519
2.01.01	Borrowings and Financing	38,464	22,622
2.01.02	Debentures	0	0
2.01.03	Suppliers	26,145	14,998
2.01.04	Taxes, Fees and Contributions	1,361	1,210
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social charges	1,361	1,210
2.01.05	Dividends payable	0	0
2.01.06	Provisions	6,368	9,631
2.01.06.01	Provision for vacation and social charges	2,755	2,556
2.01.06.02	Provision for income tax	1,833	4,555
2.01.06.03	Provision for social contribution	0	854
2.01.06.04	Management share	892	1,323
2.01.06.05	Provision for 13th wage and charges	888	343
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	2,224	4,058
2.01.08.01	Bills and expenses payable	1,827	1,213
2.01.08.02	Copyright payable	371	2,819
2.01.08.03	Interests on own capital	26	26
2.01.08.04	Management share	0	0
2.02	Long-Term Liabilities	29,246	24,852
2.02.01	Borrowings and Financing	15,150	15,123
2.02.02	Debentures	0	0
2.02.03	Provisions	9,908	9,729
2.02.03.01	Contributions and taxes	9,908	9,729
2.02.04	Debts with Related Parties	0	0
2.02.04.01	Subsidiary company	0	0
2.02.05	Other	4,188	0
2.02.05.01	Acquisition of investment payable	4,188	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	98,550	105,322
2.05.01	Paid-in Capital Stock	39,721	39,721
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Income Reserves	35,613	35,613
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,379	29,379
2.05.04.07.01	Reserve for capital increase	32,249	32,249
2.05.04.07.02	Treasury shares	(2,870)	(2,870)
2.05.05	Retained Earnings/Losses	9,269	16,041

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and/or Services	21,935	134,302	23,051	122,399
3.02	Deductions from Gross Revenue	(1,021)	(6,250)	(843)	(4,468)
3.03	Net Revenue from Sales and/or Services	20,914	128,052	22,208	117,931
3.04	Cost of Products and/or Services Sold	(6,313)	(31,350)	(6,713)	(30,228)
3.05	Gross Margin	14,601	96,702	15,495	87,703
3.06	Operating Income/Expenses	(24,794)	(81,948)	(24,877)	(78,451)
3.06.01	Selling Expenses	(10,125)	(43,401)	(9,754)	(35,517)
3.06.02	General and Administrative Expenses	(9,317)	(28,172)	(7,521)	(23,368)
3.06.02.01	Management fees	(661)	(1,984)	(609)	(1,591)
3.06.02.02	Other	(8,656)	(26,188)	(6,912)	(21,777)
3.06.03	Financial	(3,006)	(2,595)	(7,902)	(14,443)
3.06.03.01	Financial Income	236	954	3,212	5,201
3.06.03.02	Financial Expenses	(3,242)	(3,549)	(11,114)	(19,644)
3.06.04	Other Operating Income	38	306	3,088	3,136
3.06.05	Other Operating Expenses	(1,779)	(5,515)	(1,698)	(5,079)
3.06.05.01	Depreciation and amortization	(1,767)	(5,413)	(1,691)	(5,037)
3.06.05.02	Other	(12)	(102)	(7)	(42)
3.06.06	Equity Income	(605)	(2,571)	(1,090)	(3,180)
3.07	Operating Income	(10,193)	14,754	(9,382)	9,252
3.08	Non-Operating Income	(135)	70	0	960
3.08.01	Other Income	20	225	0	960
3.08.02	Other Expenses	(155)	(155)	0	0
3.09	Income Before Taxes/Participations	(10,328)	14,824	(9,382)	10,212
3.10	Provision for I.Tax and Social Contribution	3,034	(6,478)	4,570	(3,459)
3.11	Deferred Income Tax	91	578	(2,197)	(1,706)
3.12	Participations/Statutory Contributions	431	(892)	477	(505)
3.12.01	Participations	431	(892)	477	(505)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

03.01 - STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.12.01.01	Management Share	431	(892)	477	(505)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	(6,772)	8,032	(6,532)	4,542
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	22,936	22,936	23,244	23,244
	EARNINGS PER SHARE		0.35019		0.19541
	LOSS PER SHARE	(0.29526)		(0.28102)	

1. Operating Context

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is the edition of books for grade school and high school, para-educational, legal and economy/administration books.

The Publishing House's operating cycle is very seasonal, with 80% of sales concentrated between the last quarter of a year and the first quarter of the following year. Such billing concentration is determined by two factors: (a) the "Back to school" period in first quarter; and (b) sale of grade school educational books to government in the fourth and first quarters of the year.

2. Presentation of financial statements

The financial statements were prepared based on the accounting practices under the Brazilian Corporate Law and the Brazilian Securities and Exchange Commission standards.

Description of main accounting practices

a. Financial investments

Recorded at cost, increased by earnings incurred through the balance sheet date, not exceeding market value.

b. Rights and obligations

Updated using exchange rate and/or financial charges under the terms of agreements and laws in force, so that they reflect the amounts incurred through the period closing date. The liabilities in foreign currency were converted to reais at the foreign exchange rate on the period closing date.

c. Provision for doubtful receivables

Recorded in an amount considered sufficient to cover possible losses in the realization of accounts receivable from customers and checks receivable. The receivables considered to be irrecoverable are directly appropriated to net income for the year.

d. Inventories

Evaluated at the average acquisition or production cost, which does not exceed market value.

e. "PNLD"/2004 disclosure costs

The cost of educational books disclosed for sales to federal government under the Educational Book's National Program – "PNLD"/2004 is appropriated in accordance with sales forecasted through the end of current year.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

f. Investments

Investment in subsidiaries is evaluated at the equity method of accounting, and other investments are evaluated at cost, less a provision for devaluation.

The premium to amortize refers to acquisition of an investment in a subsidiary company (Note no. 6) having as its economic support the expectation of a future profitability, based on the projection of future income generation capacity in forecasted time for the investment return.

g. Fixed assets

Recorded at the acquisition, formation or construction cost. Depreciation is computed using the straight-line method, at rates that take into account the useful life of assets.

h. Deferred assets

Recorded at the acquisition or formation, it basically refers to the premium to amortize, pre-operating expenses for commercial assignment and expenses incurred prior to the start of new stores' operations. Pre-operating expenses are amortized within 5 years, or pursuant to leasing contractual provisions, from the beginning of commercial operations of the stores.

The premium to amortize, resulting from a equity interest acquisition, was economically based on the expectation of future profitability based on the projection of capacity to generate future profits by the deadline set for the return on investment, was transferred from investments to deferred assets as a result of the investment incorporation in August/1999, and is being linearly amortized in 60 monthly installments, computed according to the results projected for the 5-year period counted from January 01, 2000.

i. Copyrights

Copyrights are credited when sales are made, and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as selling expenses, taken to income, and in the other cases, included in production costs.

j. Provisions

Provisions are recorded based on the best estimates of risks involved.

k. *Income tax and social contribution*

Taxes on income or loss for the period comprise current and deferred amounts.

Income tax and social contribution for the period are computed respectively at the rate of 15% on taxable income, plus 10% additional, and at the rate of 9% on the adjusted net income.

Deferred income tax and social contribution are presented in current and long-term assets and liabilities, pursuant to Note no. 11. They are recorded to reflect the future fiscal effects attributable on: temporary difference between assets and liabilities fiscal base and the respective book value; and fiscal losses and social contribution negative bases.

The deferred fiscal assets thus recorded takes into account the following aspects: a) it is based on the expectation of a future taxable income, considering the tax rates in force on the period closing date; b) it is annually reviewed and adjusted in case of a substantial change in income expected; and c) the booking recorded to financial statements comply with the requirements under "CVM" Normative Ruling no. 371, of June 27, 2002.

3. Consolidated financial statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and its subsidiary companies, Livraria e Papelaria Saraiva S.A. and Formato Editorial Ltda., of which it holds an equity interest of 99.91% and 100%, respectively.

The consolidated financial statements were prepared in accordance with the provisions of the Corporate Law, the standards issued by the Securities and Exchange Commission, and in accordance with the main principles adopted for consolidation, which comprise:

- Elimination of rights and obligations, as well as revenues, costs and expenses resulting from transactions effected among the companies included in the consolidation;
- Elimination of investment in the holding company against the net equity of the subsidiary company; and
- The minority shareholder interest held in the subsidiary's net equity and net income for the period is separately presented in balance sheets and income statements, respectively.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

4. Accounts receivable from customers

	Publishing House	Consolidated
Trade bills receivable	20,776	15,758
Credit cards	167	12,403
Checks receivable	4,222	5,619
Provision for doubtful receivables	(1,081)	(1,394)
	24,084	32,386

5. Inventories

	Publishing House	Consolidated
Finished products	35,441	38,325
Goods for resale	12	43,260
Products in process	13,141	13,925
Raw materials	19,177	19,179
Packaging and consumption materials	285	623
	68,056	115,312

6. Investments

	Publishing House	Consolidated
Investment in subsidiary companies	50,723	-
Premium on acquisition of investment	3,267	3,267
Other investments	1,810	2,480
Provision for devaluation	(1,402)	(1,937)
	54,398	3,810

Interest in subsidiaries is represented by the investment in companies: Livraria e Papelaria Saraiva S.A. and Formato Editorial Ltda.

The investment in Formato Editorial Ltda., decided at the Shareholders' Extraordinary Meeting held on August 26, 2003, in the amount of R$ 5,579 with a premium of R$ 3,267, based on the expectation of future profitability of the company acquired, represents 5.66% of Publishing House's stockholders' equity as of September 30, 2003 and is comprised of: R$ 2,579 paid between the date of the purchase and sale commitment signature and the date of acquisition; and R$ 3,000 to be paid proportionally to Formato Editorial Ltda.'s participation in the Educational Book's National Program – "PNLD"/2005 and the School Library's National Program – "PNBE"/2004.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Amortization of premium will be linear, in 60 monthly installments, computed pursuant to the results projected for the 5-year period counted from January/2004 on.

The main information on investments as of September 30, 2003 is:

	Formato	**Livraria**	
Company's capital stock number of shares – Thousand	2,200	57,540	
Number of shares/quotas held – Thousand	2,200	57,490	
Share percentage in capital stock	100.00%	99.91%	
Updated capital stock	2,200	51,210	
Stockholders' equity	2,246	48,519	
Investment value	2,246	48,477	50,723
Net loss for the period – Equity income computation base	(66)	(2,507)	(2,573)
Equity income	(66)	(2,505)	(2,571)

Balance Sheet of Subsidiary Livraria e Papelaria Saraiva S.A. as of 09/30/2003:

ASSETS	**103,703**	**LIABILITIES**	**103,703**
CURRENT ASSETS	**59,454**	**CURRENT LIABILITIES**	**32,326**
Cash and banks	1,496	Borrowings and Financing	3,197
Accounts receivable from customers	13,431	Suppliers	23,607
Inventories	43,587	Taxes and social contributions	1,448
Recovery taxes	703	Accounts and expenses payable	4,074
Other credits and accounts receivable	124		
Prepaid expenses	113		
		LONG-TERM LIABILITIES	**22,858**
LONG-TERM ASSETS	**17,055**	Provision for contributions and taxes	17,368
Deferred income tax and social contribution	8,280	Borrowings and financing	4,984
Other long-term assets	8,775	Other	506
PERMANENT ASSETS	**27,194**	**SHAREHOLDERS' EQUITY**	**48,519**
Investments	135	Capital stock	51,210
Fixed Assets	22,413	Capital reserves	2,190
Deferred Assets	4,646	Retained losses	(4,881)

7. Fixed Assets

	Annual Depreciation Rate	Publishing House	Consolidated
Updated Cost:			
Land		2,029	2,032
Buildings and construction	4%	8,212	10,109
Furniture, fixture & installations	10%	21,215	65,953
Data processing equipment	20%	20,595	34,123
Vehicles	20%	2,788	2,982
Machinery and equipment	10%	14,851	15,164
Other fixed assets	-	600	1,235
		70,290	131,598
Accumulated depreciation		(41,785)	(80,674)
		28,505	50,924

8. Deferred Assets

	Publishing House	Consolidated
Pre-operating expenses and other deferred amounts	1,445	25,385
Premium to amortize	7,931	7,931
Accumulated amortization	(7,101)	(25,074)
	2,275	8,242

9. Borrowings and Financing

	Publishing House	Consolidated
Current:		
Borrowings		
Guaranteed account	6,895	6,895
Resolution 2770 - BACEN	23,627	23,627
	30,522	30,522
Financing		
National currency		
BNDES – FINEM	954	4,150
Foreign currency		
International Finance Corporation – IFC	6,988	6,988
	7,942	11,138
	38,464	41,660
Long-term:		
Financing		
National currency		
BNDES – FINEM	1,658	6,643
Foreign currency		
International Finance Corporation – IFC	13,492	13,492
	15,150	20,135

The national currency borrowings – guaranteed account - are subject to additional financial charges computed based on "CDI" variation.

Borrowings obtained under Resolution 2770 – BACEN refer to transference of resources funded abroad. The principal updated at the dollar foreign exchange bears annual interests of 4.2% in average, in accordance with the agreements. Such borrowings couple with interest rate swaps equivalent to "CDI" variance (Note no. 14) and are guaranteed by promissory notes.

The financing obtained by the Publishing House with BNDES - FINEM, with mortgage guarantee, bears 3.5% annual interest, plus Long-Term Interest Rate ("TJLP"). The financing obtained by the subsidiary, also with BNDES - FINEM, 100% cosigned by the Publishing House, bears annual interests between 3% and 3.5%, plus "TJLP". With relation to the financing obtained by the holding company, as the contractual amendment entered into on 07/29/2002, the time for application and the grace periods for remaining sub-credits were extended, and clauses with additional obligations for the holding company were included, such as: not reducing capital stock; not participating in merging, split or incorporation processes, neither burden or alienate items from its permanent assets without previous BNDES authorization. On 09/25/2003, part of the remaining sub-credits was released, in the amount of R$ 643.

The financing obtained with IFC, subject to the dollar exchange variation, bears annual interests of 3% above LIBOR. The agreement is free of any real guarantees, noted that, up until its full settlement, the

Publishing House will maintain its current equity position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders will jointly hold at least 50% of the voting common shares in the Publishing House.

The BNDES - FINEM financing were destined to the acquisition and implementation of an Integrated Business Administration System – "ERP" and the construction of a Distribution Center. Financing obtained from IFC was destined to the investment project in Mega Store type stores and modernization of the subsidiary's conventional stores.

10. Related Parties

Transactions between related parties comprise purchase and sale commercial transactions with Livraria e Papelaria Saraiva S.A. and consigned goods and loan agreement with Formato Editorial Ltda. Such transactions were carried out under usual market conditions.

Balances	**Formato**	**Livraria**
Current assets		
Accounts receivable	-	5,239
Loan agreements	2,466	-
Transactions		
Sales of goods	-	8,735
Purchases of goods	-	14

11. Deferred Income tax and social contribution

Deferred income tax and social contribution have the following origin:

	Publishing House	**Consolidated**
Long-term assets		
Fiscal loss and negative base of social contribution	-	3,708
"PIS"/"COFINS"/"Real Plan" legal proceedings	2,987	7,558
	2,987	11,266
Long-Term Liabilities (in account "Contributions and taxes")		
Deferral of accelerated depreciation with incentive	212	212
Premium to amortize - Art. 7 of Law no. 9.532/97	165	165
	377	377

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The expense conciliation, computed by applying the combined tax rates and the income tax and social contribution expense debited to net income, is demonstrated as follows:

	Publishing House	**Consolidated**
Net income before inc. tax and social contribution	14,824	13,662
Combined tax rate	34%	34%
Inc. tax and social contribution at the combined tax rate	(5,041)	(4,646)
Permanent additions:		
Non-deductible expenses	(201)	(340)
Equity income	(874)	-
Permanent deductions:		
Other deductions	80	80
Other Items	136	165
	(5,900)	(4,741)
Income tax and social contribution included in net income for the period		
Current	(6,478)	(6,551)
Deferred	578	1,810
	(5,900)	(4,741)
Effective rate on the net income adjusted	39.8%	34.7%

"CVM" Instruction 371 of 6/27/2002

The holding company and its subsidiary, based on: **a)** the expectation to generate future taxable profits and positive cash flows, brought to present value; and **b)** the profitability and positive cash flows history within the past five years; and, therefore, meeting the provisions and conditions on "CVM" Instruction 371/02, have recognized and recorded to their financial statements the deferred tax assets formed on long-term liabilities, represented by legal proceedings claiming for federal taxes, and, in case of the subsidiary company, also on the balance of fiscal losses and negative bases of social contribution.

Management takes into account the book value of deferred fiscal assets recorded at the Publishing House, related to temporary differences to be realized proportionally to the final outcome of legal proceedings presented.

The estimate for realization of subsidiary's deferred fiscal assets is concentrated to the eight years subsequent to current fiscal year, as follows:

Balance sheet dates	Realization of deferred tax assets	Balance of deferred tax assets
Balance of deferred assets as of 09/30/2003	-	8,280
12/31/2003 (3 months)	(1,089)	9,369
12/31/2004	(136)	9,505
12/31/2005	630	8,875
12/31/2006	1,893	6,982
12/31/2007	2,352	4,630
12/31/2008	1,179	3,451
12/31/2009	1,217	2,234
12/31/2010	1,175	1,059
12/31/2011	1,059	0

12. Provision for contributions and taxes

The Publishing House and its subsidiary are judicially disputing the legality of some federal taxes related to "PIS", "COFINS", "IR" [Income Tax] and "CSLL" [Social Contribution on Net Income].

Breakdown of the contingent liability is as follows:

	Publishing House	Consolidated
"PIS/COFINS" - Increase in base and tax rate	7,656	16,412
"IR/CSLL" – Brazilian Currency Plan – Law no. 8.880/94	1,875	10,487
	9,531	26,899

13. Stockholders' Equity

According to the minutes of the Special General Meeting held on April 24, 2003, the capital stock increase incorporating income reserves was approved.

The fully paid-in capital stock in the amount R$ 39,721 (R$ 36,880 in 09/30/2003) is represented by 23,269,203 shares, from which 9,622,313 are common shares and 13,646,890 preferred shares, with no par value. At the Shareholders' Extraordinary Meeting held on September 29, 2003, it was approved to increase the capital stock authorized limit to 10,000,000 shares. The Company is authorized to increase its capital stock, independently of a bylaw reform, up to 33,769,203 shares.

The preferred shares may not exceed 2/3 of total shares issued; have no right to vote, except in the cases provided for by law or in the bylaws, may not be converted into common shares, and offer the following advantages to shareholders: **a)** differentiated treatment in the event of disposal of Company's control, pursuant to the bylaws; **b)** dividends equal to those attributed to the common shares; and **c)** participation under equal conditions with the holders of common shares in the distribution of bonus shares, resulting from reserve capitalization, retained earnings, and any other funds.

All shares have the right to a minimum dividend of 25% on net income adjusted for each period.

Treasury shares – Instructions CVM nos. 10/80 and 298/97

The Board of Directors' Meeting held on 08/21/2002 authorized the acquisition of 500,000 Company's preferred book shares, to remain in treasury.

No new acquisitions were made in the quarter:

	Quantity	**Average unit cost**
Balance as of 09/30/2003	332,500	8.63

The market value for these shares, computed based on the latest quotation before the period closing date is R$ 2,727 (R$ 8.20 per share).

14. Financial Instruments

Derivative transactions

The Publishing House performs transactions recorded to equity accounts with the purpose of meeting operating needs and reducing the exposure to currency and interest rate fluctuation risks. The transactions are performed with renowned financial institutions and are managed by the financial area under a determination of positions and exposure limits and monitoring of risks involved.
The derivative transactions performed by the Publishing House in the period were as follows:

a. Exchange hedge – Swap contracts, without cash to offer coverage to the amortization installments of financing with International Finance Corporation (IFC), of December 15, 2003 and June 15, 2004. The transactions were contracted in January, March and September/2003, to be due in December/2003 and June/2004, resulted in a loss appropriated to the period, of R$ 1,998; and

b. Interest rate swap transactions linked to borrowings obtained in previous and current years, under Resolution no. 2.770 – BACEN. The transactions resulted in financial expenses of R$ 1,574, appropriated to the period.

Other financial instruments

To meet "CVM" Instruction no. 235/95, the book balances and the market values for the financial instruments included in the consolidated balance sheet as of June 30, 2003 are identified as follows:

Description	**Book balance**	**Market value**
Cash	1,929	1,929
Recovery taxes	1,243	1,243
Deferred income tax and social contribution – Long-term Assets	11,266	7,885
Investments evaluated at cost without stock exchange quotation	3,810	3,810
Borrowings and financing:		
In local currency	17,688	17,688
In foreign currency	44,107	44,107
Deferred income tax and social contribution - Liabilities	377	377

Standards, assumptions and limitations used in computing market values

a. *Deferred income tax and social contribution*

The market value for deferred income taxes and social contribution was calculated based on its present value, computed using future cash flows and using the long-term interest rate - "TJLP".

b. *Borrowings and financing*

The book balances for borrowings and financing correspond substantially to the financing obtained with BNDES and IFC and borrowings under Resolution 2770 - BACEN. The market values for those financing instruments are identical to the book balances, as there are no similar instruments on the national market with comparable maturities and interest rates.

c. *Limitations*

The market values were estimated at a specific time, based on "relevant market information". Changes in assumptions may significantly affect the estimates presented.

15. Insurance coverage

As of September 30, 2003, the Publishing House and its subsidiary held insurance coverage against fire and various risks for fixed assets items and inventories, in amounts considered sufficient to cover possible losses.

01047-2 SARAIVA S.A. LIVREIROS EDITORES **60.500.139/001-26**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

SEE COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER - 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1	Total Assets	254,404	228,847
1.01	Current Assets	162,368	141,473
1.01.01	Cash	1,929	1,215
1.01.01.01	Cash and banks	1,929	1,215
1.01.01.03	Securities	0	0
1.01.02	Credits	36,462	33,239
1.01.02.01	Customers	32,386	31,664
1.01.02.02	Recovery Taxes	1,243	1,167
1.01.02.04	Other	2,833	408
1.01.03	Inventories	115,312	99,699
1.01.03.01	Finished products and goods	81,585	71,544
1.01.03.02	Products in process	13,925	11,586
1.01.03.03	Raw material	19,179	15,940
1.01.03.04	Packaging and consumption materials	623	629
1.01.04	Other	8,665	7,320
1.01.04.01	"PNLD" expenses to appropriate	8,414	7,271
1.01.04.02	Prepaid expenses	251	49
1.02	Long-Term Assets	29,060	26,722
1.02.01	Miscellaneous Credits	0	0
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	From Affiliates	0	0
1.02.02.02	From Subsidiaries	0	0
1.02.02.03	From Other Related Parties	0	0
1.02.03	Other	29,060	26,722
1.02.03.01	Fiscal incentive deposits	0	0
1.02.03.02	Judicial deposits	16,478	15,719
1.02.03.03	Deferred income tax and social contribution	11,266	10,955
1.02.03.04	Other	1,316	48
1.03	Permanent Assets	62,976	60,652
1.03.01	Investments	3,810	1,079
1.03.01.01	Investment in Affiliates	0	0
1.03.01.02	Investment in Subsidiaries	3,267	0
1.03.01.03	Other Investments	543	1,079
1.03.01.03.01	Fiscal incentives	487	1,024
1.03.01.03.02	Other	56	55
1.03.02	Fixed assets	50,924	51,782
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and construction	6,777	6,870
1.03.02.03	Furniture, fixture & installations	19,956	19,448
1.03.02.04	Vehicles	1,414	1,493
1.03.02.05	Machinery & equipment	4,784	5,057

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.01 – BALANCE SHEET CONSOLIDATED - ASSETS (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1.03.02.06	Data processing equipment	14,726	15,647
1.03.02.07	Other fixed assets	1,235	1,235
1.03.03	Deferred assets	8,242	7,791
1.03.03.01	Premium to amortize	1,983	2,379
1.03.03.02	Other	6,259	5,412

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2	Total Liabilities	254,404	228,847
2.01	Current Liabilities	103,707	76,107
2.01.01	Borrowings and Financing	41,660	26,560
2.01.02	Debentures	0	0
2.01.03	Suppliers	46,509	29,571
2.01.04	Taxes, Fees and Contributions	2,828	2,570
2.01.04.01	Provision for income tax	0	0
2.01.04.03	Taxes and social charges	2,828	2,570
2.01.05	Dividends payable	0	0
2.01.06	Provisions	8,494	11,551
2.01.06.01	Provision for vacation and social charges	4,288	4,269
2.01.06.02	Provision for income tax	1,833	4,555
2.01.06.03	Provision for social contribution	11	854
2.01.06.04	Management share	892	1,323
2.01.06.05	Provision for 13th wage and social charges	1,470	550
2.01.07	Debts to Related Parties	0	0
2.01.08	Other	4,216	5,855
2.01.08.01	Bills and expenses payable	3,788	3,010
2.01.08.02	Copyright payable	402	2,819
2.01.08.03	Proposed interests on own capital	26	26
2.01.08.04	Management share	0	0
2.02	Long-Term Liabilities	52,105	47,375
2.02.01	Borrowings and Financing	20,135	20,234
2.02.02	Debentures	0	0
2.02.03	Provisions	27,275	26,507
2.02.03.01	Contributions and taxes	27,275	26,507
2.02.04	Debts to Related Parties	0	0
2.02.05	Other	4,695	634
2.02.05.01	Acquisition of investment payable	4,188	0
2.02.05.02	Other	507	634
2.03	Deferred Income	0	0
2.04	Minority Share	42	43
2.05	Stockholders' Equity	98,550	105,322
2.05.01	Paid-in Capital	39,721	39,721
2.05.01.01	Updated Capital	39,721	39,721
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Fiscal incentive reserves	4,427	4,427
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Other	143	143
2.05.03	Revaluation Reserves	0	0

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Thousands of Brazilian Reais)

1- CODE	2 – DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Income Reserves	35,613	35,613
2.05.04.01	Legal Reserve	6,234	6,234
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Reserve for Income to Realize	0	0
2.05.04.05	Income Retention Reserve	0	0
2.05.04.06	Special Reserve for Unpaid Dividends	0	0
2.05.04.07	Other Income Reserves	29,379	29,379
2.05.04.07.01	Reserve for Capital Stock increase	32,249	32,249
2.05.04.07.02	Treasury shares	(2,870)	(2,870)
2.05.05	Retained Earnings/Loss	9,269	16,041

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and/or Services	73,058	295,188	71,574	278,675
3.02	Deductions from Gross Revenue	(6,763)	(23,846)	(5,818)	(19,868)
3.03	Net Revenue from Sales and/or Services	66,295	271,342	65,756	258,807
3.04	Cost of Products and/or Services Sold	(33,441)	(117,612)	(32,778)	(117,333)
3.05	Gross Margin	32,854	153,730	32,978	141,474
3.06	Operating Income/Expenses	(43,184)	(139,952)	(42,982)	(133,762)
3.06.01	Selling Expenses	(24,070)	(87,629)	(22,546)	(77,279)
3.06.02	General and Administrative Expenses	(12,235)	(37,643)	(10,400)	(32,064)
3.06.02.01	Management fees	(1,035)	(3,106)	(654)	(2,565)
3.06.02.02	Other	(11,200)	(34,537)	(9,446)	(29,499)
3.06.03	Financial	(3,810)	(5,256)	(8,579)	(16,575)
3.06.03.01	Financial Income	299	1,116	3,600	5,959
3.06.03.02	Financial Expenses	(4,109)	(6,372)	(12,179)	(22,534)
3.06.04	Other Operating Income	328	979	3,306	4,059
3.06.05	Other Operating Expenses	(3,397)	(10,403)	(4,763)	(11,903)
3.06.05.01	Depreciation and Amortization	(3,353)	(10,245)	(3,454)	(10,522)
3.06.05.02	Other	(44)	(158)	(1,309)	(1,381)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(10,330)	13,778	(10,004)	7,712
3.08	Non-Operating Income	(169)	(116)	0	829
3.08.01	Other Income	197	250	0	829
3.08.02	Other Expenses	(366)	(366)	0	0
3.09	Income Before Taxes/Participations	(10,499)	13,662	(10,004)	8,541
3.10	Provision for Inc. Tax and Social Contribution	2,961	(6,551)	4,570	(3,459)
3.11	Deferred Income Tax	334	1,810	(1,576)	(38)
3.12	Participations/Statutory Contributions	431	(892)	477	(505)
3.12.01	Participations	431	(892)	477	(505)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.12.01.01	Management share	431	(892)	477	(505)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Share	1	3	1	3
	Income/Loss for the Period	(6,772)	8,032	(6,532)	4,542
	NUMBER OF SHARES LESS TREASURY SHARES (Thousands)	22,936	22,936	23,244	23,244
	EARNINGS PER SHARE		0.35019		0.19541
	LOSS PER SHARE	(0.29526)		(0.28102)	

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

1. HIGHLIGHTS

The main highlights during the 3rd quarter of 2003 were:

✓ Disclosure of the official data on book sales within "PNLD"/2004 (Educational Book's National Program contracted in 2003, which books are destined to the 2004 school year). There was a significant participation of Editora Saraiva. The value of sales contracted with the Federal Government was R$ 67.7 million. In addition to such value, it will soon be defined a contract for sale of books destined to the public school in the State of São Paulo, through the Foundation for Education Development [Fundação para o Desenvolvimento da Educação ("FDE/SP"), still within the "PNLD"/2004. It is important to point out that sales to Federal Government should be almost fully recognized during the 4th quarter of 2003, aggregating significant sales to current year. As to the major part of sales to "FDE/SP", they should occur in first quarter of 2004. Total evolution of these sales is presented below:

R$ million

	"PNLD"/2004	**"PNLD"/2003**
□ Federal Government	67.7(1)	33.3
□ "FDE/SP"	to be defined(2)	8.1

(1) includes Editora Formato

(2) in phase of selecting schools

✓ Acquisition of the company Formato Editorial Ltda., strengthening our market share in educational and para-educational books, reinforcing the generation of significant synergies;

The main performance indicators are pointed out below, comparing the first nine months of 2003* to the same period of previous year:

✓ Consolidated income of R$ 8.0 million, representing a 77% increase;

✓ Net consolidated sales of R$ 271.3 million, indicating a 5% growth;

✓ Operating consolidated income (EBITDA) of R$ 29.7 million, against R$ 35.3 million in previous year;

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

- ✓ Significant improvement in net financial income, from a net expense of R$ 16.6 million in 2002 to R$ 5.3 million in 2003;

- ✓ Substantial evolution in our e-commerce activity. It represented 16% of our total retail transactions and contributed with a operating cash generation of R$ 0.5 million.

* Due to a strongly seasonal characteristic in publishing sector, a separate analysis of 2nd quarter is less representative in relation to total year. All analysis of this discussion is prepared comparing the first nine months of 2003 against the same period in 2002.

2. EDITORA SARAIVA

The table below summarizes the main data related to the economic and financial performance:

R$ million

Description	Jan – Sep/03		Jan – Sep/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
□ Net sales	128.1	*100.0*	117.9	*100.0*	9
□ Gross margin	96.7	*75.5*	87.7	*74.4*	10
□ Operating expenses	77.0	*60.1*	63.9	*54.2*	20
□ Other operating income	0.2	*0.2*	3.1	*2.6*	(93)
□ EBITDA	25.3	*19.8*	30.4	*25.8*	(17)
□ Net financial result	2.6	*2.0*	14.4	*12.2*	(82)
□ Net income before equity income	10.6	*8.3*	7.7	*6.5*	37

The main highlights in the first nine months of 2003 were:

- ✓ Net sales 9% growth. Among the main book lines, major highlight in the period was the performance of law books, stimulated by the sales of books related to the new Brazilian Civil Code;

- ✓ Gross margin improvement, from 74.4% in 2002 to 75.5% in 2003. The main factor of this performance was a change in sales mix, reflecting a higher share of law books;

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

- ✓ 20% growth in operating expenses. In addition to the strong inflationary pressure in the period, the major reason for the increase in expenses occurred in function of the recording of expenses related to the significant disclosure of sales to federal government in the context of "PNLD"/2004. Although sales were forecasted to occur just in the 4th quarter of 2003, we chose not to defer such expenses. It should be noted that we have highly positive expectations for sales under "PNLD"/04. As sales are billed, there will be a significant dilution of such expenses;

- ✓ Significant reduction of other operating income, which went from R$ 3.1 million in 2002 to R$ 0.2 million in 2003. In 2002, this account received the financial results of previous years, mainly related to a reversal of the contingent liability for the "PIS" tax judicial action, paid without fine and interests;

- ✓ Significant improvement in net financial income, from a net expense of R$ 14.4 million in 2002 to R$ 2.6 million in 2003. This result reflects the foreign exchange valuation occurred in 2003, against a strong foreign exchange devaluation occurred in 2002;

- ✓ 37% growth in net income before subsidiaries' equity income, from R$ 7.7 million in 2002 to R$ 10.6 million. Increases in sales and gross margin, plus a better financial result, exceeded the increase in operating expenses, resulting in an increase in net income/net sales ratio, from 6.5% in 2002 to 8.3% in 2003.

INVESTMENTS

The main highlights during the 3rd quarter of 2003 were:

- ✓ The Shareholders' Extraordinary Meeting held on 08/25/03 approved the acquisition of Formato Editorial Ltda., aggregating a catalog with approximately 450 new titles with a renowned publishing quality:

- ✓ Launching of two new products by our division of law publishing contents in electronic means (Saraiva Data):

    - At the law website, we made available online the contents of the renowned work "Noted Commercial Code and Complementary Legislation" [Código Comercial e Legislação Complementar Anotados];

- We launched the CD-ROM "Law Models – civil jurisdiction" [Modelos Jurídicos – area cível], which already became the law software most sold in Brazil.

3. LIVRARIA SARAIVA

Results

R$ million

Description	Jan – Sep/03		Jan – Sep/02		Horizontal Analysis %
	Amount	Vertical Analysis %	Amount	Vertical Analysis %	
☐ Net sales	152.0	*100.0*	146.9	*100.0*	3
☐ Gross margin	57.0	*37.5*	53.8	*36.6*	6
☐ Operating expenses	58.5	*38.5*	56.0	*38.1*	5
☐ EBITDA	4.0	*2.6*	4.9	*3.3*	(18)
☐ Net income	(2.5)	*(1.6)*	(3.2)	*(2.2)*	(21)

Highlights in the period were:

✓ 3% growth in net sales, with emphasis to the strong 50% increase in the e-commerce division, compensating the 2% sales drop in physical stores, impacted by the economic recession scenario;

✓ Gross margin improvement, from 36.6% in 2002 to 37.5% in 2003, due to mix changes in products sold, with a higher share in law books;

✓ In spite of the impact of inflationary pressures and the collective labor agreement of 11% granted in Dec/02, the operating expenses presented a 5% increase. It should be noted that we have been making a major effort in rationalizing expenses, including a reduction in number of personnel and rental agreement renegotiation for our stores. As the expectations of economic recovery are accomplished, making it possible to reactivate the retail sales level, the result of steps to control expenses will mean a significant dilution of expenses.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

- ✓ A positive highlight was the electronic retail having reached equilibrium in operating cash generation, from a negative EBITDA of R$ 2.2 million in 2002 to a positive EBITDA of R$ 0.5 million in 2003;

- ✓ 21% reduction in loss, from R$ 3.2 million in 2002 to R$ 2.5 million in 2003. The better sales platform performance via Internet more than compensated the drop in net income of physical stores. It should be noted that, in the 3rd quarter of 2003, our e-commerce operation presented net income for the first time, generating a final net income of R$ 0.3 million.

INVESTMENTS

During the 3rd quarter of 2003, we persisted seeking strategic locations to proceed with the program of expanding the physical stores' chain.

The next units forecasted to be launched in November/03 are:

- ✓ Livraria Saraiva Itaim, in São Paulo, integrating the Brascan Century Plaza, an undertaking gathering multiple spaces for business and leisure, located at a distinguished region in São Paulo;

- ✓ Mega Store Shopping Flamboyant, the main commercial spot in Goiânia. It will be Saraiva's opening in such promising location, which economy has been growing above national average.

With respect to our electronic sales platform, we continue investing in the modernization of our logistics operations and taking advantage of synergies with our physical stores.

The main performance indicators of our e-commerce operation are presented below:

Indicators	Sep/03	Sep/02
Customers (thousand)	933	640
% on Livraria's total net sales	16.2	11.1
Average ticket ($)	69	61

4. CONSOLIDATED

Net consolidated sales grew 5% in the period January - September/2003, against equal period in 2002, from R$ 258.8 million in 2002 to R$ 271.3 in 2003.

Net consolidated income in first nine months of 2003 was R$ 8.0 million, against R$ 4.5 million in 2002, presenting a 77% growth.

The main factor explaining net consolidated income is the significant improvement in Publishing House's financial income, which is also reflected in net consolidated income. In a lower scale, the Livraria's net income also contributed to increase in net consolidated income, positively influenced by gains in electronic retail income.

5. STOCK MARKET

The Shareholders's Extraordinary Meeting held on 09/29/03 approved a limit increase in authorized capital, to ten million shares.

Such resolution aims at extending company's capitalization options, expediting a possible capital increase operation upon the existence of investment projects generating value to shareholders.

6. CAPITAL STRUCTURE

The most important events during the 3rd quarter of 2003 were:

✓ Release of one more tranche, in the amount of R$ 0.6 million, related to financing with BNDES, destined to the expansion project of our physical stores' chain;

✓ Hedging transaction for one more installment of our debt denominated in Dollar, originated from long-term financing with IFC, decreasing our financial liability exposed to foreign exchange variance to US$ 4.6 million.

7. PROSPECTS

At the **Publishing House**, the significant sales volume in "PNLD"/04 presents excellent expectations for the last quarter of 2003. We have strong perspectives for the company's growth, based on important guiders:

- Growing demand for education;
- Synergies resulting from acquisition of Formato Editorial;
- Differentiated structure for the publishing body, divulging and distribution;
- Continuous catalog renovation;
- Production of publishing works with differentiated aggregating values; and
- Excellent relationship with authors.

We continue also open to study possibilities of new acquisitions or associations:

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

At the **Law Website**, we are consolidating ourselves as an indispensable reference to law professionals. We are building basic foundations that will make viable a significant value generation.

At the **Livraria**, we continue focused to the identification of good investment opportunities, proceeding with the expansion project of the physical stores' chain, besides investing in intensification of strategic partnerships with suppliers. Considering the economic activity recovery prospects, we are strongly positioned to reach the necessary scale gains to increase profitability.

At the **online retail**, the fruits are already showing. Our efforts are centered to a continuous improvement in services provided, reinforcing the profitability gains.

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – COMPANY NAME	3 - TAXPAYER ID # ("CNPJ")	4 – CLASSIFICATION	5 - % SHARE IN SUBSIDIARY'S CAPITAL STOCK	6 - % NET WORTH OF INVESTOR
7 – COMPANY TYPE		8 – NUMBER OF SHARES HELD IN PRESENT QUARTER (Thousand)		9 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER (Thousand)	
01	LIVRARIA E PAPELARIA SARAIVA S.A..	61.254.454/0001-83	CLOSED SUBSIDIARY	99.91	49.19
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57,490		57,490	

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTIONS

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review of the Quarterly Information ("ITRs") of Saraiva S.A. Livreiros Editores, and the consolidated of such Company and its subsidiary, for the quarter ended on September 30, 2003, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with the accounting principles generally accepted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Public Accountants' Institute ("IBRACON") jointly with the Brazilian Federal Accounting Council, and consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiary, with respect to the main criteria adopted in preparing quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiary.

Based on our special review, we are not aware of any relevant modifications that should be made to the quarterly information referred to above so that they are in accordance with the accounting principles generally accepted in Brazil and pursuant to the standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of required quarterly information.

November 13, 2003.

KPMG Auditores Independentes
"CRC" [Regional Accounting Board] 2SP014428/O-6

Adelino Dias Pinho
Accountant "CRC" 1SP097869/O-6

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and/or Services	53,000	169,636	50,147	162,307
3.02	Deductions from Gross Revenue	(5,743)	(17,596)	(4,976)	(15,401)
3.03	Net Revenue from Sales and/or Services	47,257	152,040	45,171	146,906
3.04	Cost of Products and/or Services Sold	(29,003)	(94,997)	(27,687)	(93,120)
3.05	Gross Margin	18,254	57,043	17,484	53,786
3.06	Operating Income/Expenses	(19,002)	(60,596)	(19,196)	(58,506)
3.06.01	Selling Expenses	(13,934)	(44,231)	(12,793)	(41,777)
3.06.02	General and Administrative Expenses	(2,893)	(9,446)	(2,878)	(8,696)
3.06.02.01	Management fees	(374)	(1,122)	(345)	(974)
3.06.02.02	Other	(2,519)	(8,324)	(2,533)	(7,722)
3.06.03	Financial	(857)	(2,714)	(678)	(2,133)
3.06.03.01	Financial Income	52	151	387	758
3.06.03.02	Financial Expenses	(909)	(2,865)	(1,065)	(2,891)
3.06.04	Other Operating Income	289	672	218	924
3.06.05	Other Operating Expenses	(1,607)	(4,877)	(3,065)	(6,824)
3.06.05.01	Depreciation and Amortization	(1,582)	(4,828)	(1,763)	(5,485)
3.06.05.02	Other	(25)	(49)	(1,302)	(1,339)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	(748)	(3,553)	(1,712)	(4,720)
3.08	Non-Operating Income	(34)	(186)	0	(131)
3.08.01	Other Income	25	25	0	0
3.08.02	Other Expenses	(59)	(211)	0	(131)

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

SUBSIDIARY/AFFILIATE

COMPANY'S NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2003 TO 09/30/2003	4 – 01/01/2003 TO 09/30/2003	5 – 07/01/2002 TO 09/30/2002	6 – 01/01/2002 TO 09/30/2002
3.09	Income Before Taxes/Participations	(782)	(3,739)	(1,712)	(4,851)
3.10	Provision for Inc. Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	243	1,232	621	1,668
3.12	Participations/Statutory Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the period	(539)	(2,507)	(1,091)	(3,183)
	NUMBER OF SHARES LESS TREASURY SHARES (thousand)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.00937)	(0.04357)	(0.01896)	(0.05532)

18.02 – COMMENT ON THE PERFORMANCE OF SUBSIDIARY/AFFILIATE

SUBSIDIARY/AFFILIATE: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/"ITR".

01.01 - IDENTIFICATION

1. "CVM" CODE	2. COMPANY'S NAME	3. TAXPAYER ID # ("CNPJ")
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

TABLE OF CONTENTS

São Paulo, November 26, 2003.

DRI-015/03

CVM/BOLSA DE VALORES DE SÃO PAULO/BANCO ITAÚ
São Paulo - SP

Gentlemen,

This is to inform the main decisions adopted by the Special General Meeting of SARAIVA S.A. LIVREIROS EDITORES, which was held today at 4:00 pm. They are:

1) To approve the amendment to the 1st § of Article 17 of the Corporate Bylaws of the company, so as to change the composition of the Board of Directors, creating the offices of Superintendent Director, Legal Editorial Director and Human Resources Director and extinguishing the office of Administrative Director;

2) To approve the caption of 3rd and 4th §§ of Article 18 of the Corporate Bylaws of the company, in order to fit them to the change in the composition of the Board of Directors.

We remain available for any explanations that may be necessary.

Sincerely,

SARAIVA S.A. LIVREIROS EDITORES

JOÃO LUÍS RAMOS HOPP
Investors Relation Director

(12)

BY-LAWS

CONSOLIDATION approved in the Special General Meeting (AGE) of 04/25/02
+ ALTERATION RESULTING FROM THE AGE OF 04/24/03, in the caput of art. 5, indicated in italics
+ ALTERATION RESULTING FROM THE AGE OF 09/29/03, in the caput of art. 9 and its paragraph 4, included, and in paragraphs 3 and 4 of art. 15, indicated in italics
+ ALTERATION RESULTING FROM THE AGE OF 11/26/03, in paragraph 1 of article 17 and in the *caput* of paragraphs 3 and 4 of article 18, indicated in italics

SARAIVA S/A LIVREIROS EDITORES
CNPJ/MF 60.500.139/0001-26

CHAPTER I - Name, Head Office, Company Purpose and Duration.

Art. 1) Saraiva S.A. Livreiros Editores is an open company governed by these By-Laws and by the legislation in force in the country.

Sole paragraph) The Company, which originally adopted the name "Saraiva & Cia.", was constituted by articles of association filed in the Board of Trade of the State of São Paulo, under no. 41.411, during the session held on 01/24/1933, converted into a corporation, on 10/15/1947, through the deed filed in the Board of Trade of the State of São Paulo, under no. 34.497, during the session held on 10/21/1947.

Art. 2) The Company's head office and jurisdiction is located at Av. Marquês de São Vicente, no. 1697, Barra Funda, CEP [Zip Code] 01139-904, in the City of São Paulo - SP, Federative Republic of Brazil.

Sole paragraph) At the discretion of the Administration, the Company may open, maintain, transfer, and extinguish branches in any part of the national territory and abroad.

Art. 3) The purpose of the Company is:
I) the industry and trade of books and publications in general;
II) the purchase and sale of stationery, offices utensils and materials, school products, toys and the like, CD-ROMs, audio and video recordings, electronic equipment, computers and their programs, products and equipment for photography, as well as the photographic material processing service, in

addition to food services;

III) the organization, systemization, reception and transmission, as well as filing of data, information and texts, and the commercialization thereof in the country and Abroad, especially through electric, electronic, optical and magnetic transmission, as well as the trading of the equipment, accessories, and components necessary to the use of said products, in addition to the creation of other related programs;

IV) the importation and exportation of the products and services that are part of its company purpose, registering the same, for this purpose, with the competent agencies, the Brazilian Central Bank and other regulatory agencies of Foreign Trade;

V) holding interest in other companies as partner, shareholder or quotaholder.

Art. 4) The Company shall have an undetermined duration.

CHAPTER II – Capital and Shares.

Art. 5) The company capital is *R$ 39,721,000.00* (*thirty-nine million, seven hundred and twenty-one thousand Brazilian Reais*), totally paid-in and divided into 23,269,203 (twenty-three million, two hundred and sixty-nine thousand, two hundred and three) shares, with no par value, of which 9,622,313 (nine million, six hundred and twenty-two thousand, three hundred and thirteen) are common, and 13,646,890 (thirteen million, six hundred and forty-six thousand, eight hundred and ninety) are preferred.

Paragraph 1) The following are the rights and advantages ensured to the shareholders that hold the Company's preferred shares:

a) Different treatment in the hypothesis of disposal of control of the Company, in terms of Chapter VI of these By-laws;

b) Dividends *equivalent to those assigned to the common shares*;

c) Participation in the distribution of the bonus shares resulting from the capitalization of reserves, accumulated profits and any other funds, under the same conditions as the shareholders that hold common shares.

Paragraph 2) Converting common shares into preferred shares, and vice versa, is prohibited.

Art. 6) The Company's preferred shares, the number of which may correspond to up to 2/3 (two-thirds) of the total shares issued, pursuant to article 8, paragraph 1, III, of Law no. 10.303/01, do not entitle the shareholders to the right to vote, except in the cases set forth by law or in these By-laws.

Art. 7) A capital increase that implies an increase in the number of preferred shares in disproportion with the types and classes of shares existing at that time is hereby authorized.

Art. 8) Any changes to the preferences, rights and advantages granted to the preferred shares, pursuant to these By-laws, are subject to prior approval or ratification, within the fixed period of one year, of the holders of more than one half of said shares, in a Special Meeting.

Art. 9) The Company is always authorized to increase its capital, by issuing new shares for subscription, by resolution of the Board of Directors and regardless of a reform in its by-laws, *up to 10,000,000 (ten million shares),* even if the ratio existing among the various types or classes of shares is not observed. *Of this total, up to 500,000 (five hundred thousand) shares may be used to grant purchase options under the terms of paragraph 3 below.*

Paragraph 1) The Board of Directors will specify the issuance and subscription conditions, including the pay-in price and deadline, as well as the period and manner in which the preemptive right of the shareholders should be exercised.

Paragraph 2) The Company may, upon resolution of the Board of Directors, issue, within the limit of the authorized capital, shares to be sold on the stock exchange or by public subscription, or by exchanging shares in a public offering for the acquisition of control, pursuant to arts. 257 through 263 of Law 6404/76, without assigning the preemptive right to the former shareholders or establishing a deadline for said right shorter than that referenced in art. 171, paragraph 4, of Law no. 6.404/76.

Paragraph 3) The Company may, within the limit of the authorized capital, give its administrators or employees, or the individuals that render services thereto or a subsidiary, the option to purchase shares, pursuant to a plan approved by the General Assembly.

Paragraph 4) The resolutions of the Board of Directors dealt with in this article shall observe the quorum set at the end of paragraph 3 of article 15 below.

Art. 10) The shares of the Company are in book entry form and shall remain in deposit accounts in a financial institution chosen by the Board of Directors, in the name of their holders.

Paragraph 1) The financial institution that is the trustee of the shares may charge the shareholders the cost of the services for transferring ownership of the book entry shares, pursuant to paragraph 3 of art. 35 of Law 6404/76.

Paragraph 2) By resolution of the Board of Directors and by notifying the stock exchange on which its shares are traded, the Company may suspend the share transfer services for periods that do not exceed fifteen days each or a total of ninety days in one year.

Art. 11) With the exception of the hypotheses in art. 9, paragraphs 2 and 3 of these By-laws, the shareholders will have preference in subscribing shares issued as a result of a capital increase, proportional to the number of shares held thereby at that time.

Sole paragraph) The period in which to exercise the preemptive right always lapses and shall be thirty (30) days, unless: **a)** a longer period is established by the General Assembly or by the Board of Directors, whichever the case may be; or **b)** in the hypothesis of art. 9, paragraph 2, *in fine*, of these By-laws.

Art. 12) Each common share corresponds to one vote in the resolutions adopted in the General Meetings.

CHAPTER III - Administration.

Art. 13) The Company will be administered by the Board of Directors and by the Administration.

Paragraph 1) The salaries of the members of the Board of Directors and the Administration shall be fixed in the General Meeting, which may fix only the overall limit or individualize it to one or more administrators.

Paragraph 2) The administrators are granted the right to share 10% (ten percent) of the fiscal year profits, pursuant to the provisions of the by-laws and art. 152 of Law no. 6.404/76.

Paragraph 3) The overall value of the profit sharing in each fiscal year shall be approved in the Normal General Meeting in the vote on the profit distribution, observing, in the distribution between the administrative bodies and individualization by administrator, what is set forth in arts. 16, VIII, and 19, I, of these By-laws.

Art. 14) The Board of Directors is a collective deliberative body and shall be composed of at least 3 (three) and no more than 5 (five) members, named Directors, all shareholders, resident in the Country and elected in the General Meeting, with a term of 1 (one) year and the right to successive reelections.

Art. 15) The Chairman and Vice-Chairman of the Board of Directors shall be selected by the General Assembly.

Paragraph 1) The Chairman of the Board of Directors is responsible for calling and presiding over the meetings of said body, and the Vice-Chairman is responsible for replacing the Chairman in any impediments or absences thereof.

Paragraph 2) In the case of vacancy or temporary impediment of the position of Director, the substitute shall be appointed by the remaining directors until the first General Meeting, in which a resolution shall be adopted with regard to said matter.

Paragraph 3) The Board of Directors shall meet whenever necessary, with the attendance of at least 2 (two) of its members, with resolutions adopted by majority vote, *except when dealing with matters contemplated in article 9 of these By-laws, when the Board shall only deliberate with the favorable vote of at least 3 (three) directors; the Chairman of the Board of Directors among them.*

Paragraph 4) In the event of a tie in the deliberations of the Board of Directors, the Chairman, or Vice-Chairman acting as Chairman, shall have the decisive vote, *with emphasis on what is set forth in the previous paragraph.*

Paragraph 5) The respective minutes of the meetings held shall be written by one of the members of the Board appointed by the Chairman, as well as drawn up in the proper books and signed by those present. Furthermore, said minutes shall be published in the cases required by law.

Art. 16) The Board of Directors is responsible for:

I) establishing the general Company business guidelines;

II) electing and dismissing Company officers, with the authority to assign duties thereto, pursuant the norms established in art. 18 hereof;

III) monitoring the conduct of the officers, examining the Company's books

and documents periodically, requesting information regarding contracts and other acts related to the company business;

IV) calling the General Meetings, pursuant the legal norms and norms set forth herein;

V) authorizing the Administration to dispose of property from the fixed assets, encumber company assets and offering guarantees for third party obligations. Said authorization is not necessary in the cases stipulated in art. 18, paragraph 1, "f", paragraph 2, "b" and paragraph 3, "e" and "f" hereof;

VI) authorizing the acquisition, disposal, cancellation or continuance in treasury of shares issued by the Company;

VII) selecting and dismissing independent auditors;

VIII) defining, when the General Assembly establishes the overall salary of the administrators, the portion corresponding to the Administration and that corresponding to the Board of Directors, as well as individualizing it for the members of the latter.

Art. 17) The Administration is vested with the broadest powers to manage, represent and administer the Company, necessary to fully carry out the company purpose, pursuant to the rules of art. 18 and the duties assigned by the Board of Directors under the terms of art. 16 hereof, in that order.

Paragraph 1) *The Administration shall be composed of 7 (seven) members, be they shareholders or not, resident in the country, named as follows: Chief Executive Officer, Administrative Officer, Financial Officer Marketing Officer, Electronic Publications Officer, Legal Editorial Officer and Human Resources Officer, all elected by the Board of Directors, with a term of 1 (one) year and the right to successive reelections.*

Paragraph 2) Upon temporary absences or impediments of officers, the Board of Directors may distribute the functions of the absent or impeded officer among the other officers, but remaining in compliance with the provisions of art. 18.

Paragraph 3) In the event of the permanent absence or impediment of any officer, the Board of Directors shall decide on the matter and either appoint the substitute to complete remaining term of the substituted officer or keep the office vacant, thus distributing the functions of the absent or impeded officer among the other officers, pursuant to the provisions of art. 18.

Paragraph 4) The Board of Directors shall appoint one of the officers to simultaneously exercise the office of Investor Relations Officer.

Art. 18) The Administration shall always be subject to the conditions set forth in the following paragraphs when exercising its powers of management, representation and administration.

Paragraph 1) Any of the acting officers may individually: a) withdraw, endorse for bank collection and settle trade bills; b) endorse checks and payment orders provided that they are for deposit in checking accounts of the Company; c) sign lists of securities for discount, pledge and collection; d) sign correspondences, tax and contribution payment forms, requests and petitions sent to Federal, State and Municipal Public Agencies and Independent Agencies, banks and institutions, in correspondences for paying taxes, fees and social contributions or administrative proceedings of any kind; e) hire and fire employees, salespeople, representatives and commercial agents; f) acquire, dispose of or encumber property from the permanent assets, including real estate properties, provided that the individual value thereof does not exceed 1% (one percent) of the net equity of the Company, pursuant to the last Financial Statements published for fiscal year; g) receive summonses or notices of legal or administrative proceedings.

Paragraph 2) Any 2 (two) acting officers may jointly: a) issue checks, authorize debits in banking accounts, execute financing agreements with banking entities, as well as commercial leasing agreements with companies constituted for such purpose; b) issue, accept, encumber or dispose of promissory notes and bills of exchange, provided that it is for a banking discount or guaranteeing obligations assumed in financing and commercial leasing agreements, as well as appoint attorneys in fact specifically for said purpose; c) endorse any credit instruments, with trade bills, promissory notes, bills of exchange and certificates of custody among them, with the exception of checks; d) provide custody for securities and moveable personal property, as well as removing the same from custody; e) appoint attorneys in fact, vesting them with the powers of the "ad judicia et extra" clause, as well as, when said powers are vested, those to receive summons, acknowledge, compromise, give up, receive and give release and execute commitments; f) execute agreements, including those for publication, sale or association with government and private bodies, and those for leasing goods and properties, or for services; g) offer sureties to directly or indirectly controlled companies, as well as co-sign instruments of liability of said companies; h) acquire, subscribe, dispose of and redeem fixed and variable income securities, with shares and debentures among them, provided that they are not issued by the Company or any other company directly or indirectly controlled by it, respecting what is set forth in paragraph 4, item "e".

Paragraph 3) *When acting with the Chief Executive Officer or the Administrative Officer, any of the acting officers may:* a) accept trade bills and issue and accept other credit instruments, with promissory notes and bills of exchange among them; b) endorse checks; c) appoint attorneys in fact,

granting them the powers with which they are vested; d) represent the Company before controlled companies; e) acquire, dispose of or encumber property from the permanent assets, including real estate property, provided that the individual amount thereof does not exceed 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements published for the fiscal year; f) execute agreements that imply encumbering company assets, in an amount that does not exceed 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements published for the fiscal year; g) offer surety to an individual when used to guarantee the leasing of a residential property in order to allow the a manager of the Company or of a company controlled thereby, to be set up in a city other than the domicile thereof, in which the establishment for such management has been appointed by the Company.

Paragraph 4) *When acting with the Chief Executive Officer or the Administrative Officer, and with prior and express authorization from the Board of Directors, any of the acting officers may:* a) acquire, dispose of or encumber shares and quotas of directly or indirectly controlled companies; b) acquire, dispose of or encumber property from the permanent assets, including real estate properties, when the individual value thereof exceeds 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements published for the fiscal year; c) execute agreements that imply encumbering company assets, in an amount exceeding 20% (twenty percent) of the net equity of the Company, pursuant the last Financial Statements published for the fiscal year, without affecting the other provisions of this article; d) offer sureties to an individual, with the exception of the cases provided in item "g" of paragraph 3 of this article, or to a legal entity other than directly or indirectly controlled companies, and co-signing instruments of liability thereof, provided that the Company has interest in said acts; e) promote the participation of the Company, with the intent of individual or mutual control, in any other company, by acquisition or subscription of quotas or shares, as well as withdrawing the Company from said companies; f) appoint attorneys in fact, granting them the powers with which they are vested.

Art. 19) The Administration is responsible for:

I) Individualizing the salaries of the Officers, whenever the General Assembly sets the overall salary of the administrators and after the Board of Directors performs the duties mentioned in art. 16, VIII, hereof;

II) resolving to open, maintain, transfer and extinguish branches;

III) deliberating on administrative matters, following the determinations, if any, of the General Assembly and Board of Directors.

Art. 20) The Administration shall always meet with the attendance of at least 3 (three) officers and provided that said meeting is called by the Chief Executive Officer, who shall be responsible for establishing the guide lines, conducting the proceedings and appointing the Secretary.

Paragraph 1) The meeting minutes shall be drawn up in the appropriate book.

Paragraph 2) The resolutions shall be adopted by a majority vote of the Officers present, and the Chief Executive Officer shall have the decisive vote in the event of a tie.

CHAPTER IV – Audit Committee.

Art. 21) The Company's Audit Committee, composed of at least 3 (three) and no more than 5 (five) members and respective substitutes, shall function in the fiscal years that it is installed by resolution of the General Assembly, in the cases set forth by law.

Paragraph 1) The General Meeting that deliberates on the installation of the Audit Committee shall establish the number of its members, elect them and establish their salaries.

Paragraph 2) The Internal Rules of the Audit Committee shall be approved in the General Meeting.

CHAPTER V – General Assembly.

Art. 22) The General Assembly shall meet, normally, within the first four months following the end of the fiscal year and, specially, whenever the interests of the company so require, called as set forth by law.

Paragraph 1) The General Meeting shall be presided over by the Chairman of the Board of Directors, by the Vice-Chairman if acting as Chairman of the Board of Directors or, in the absence thereof, by the shareholder appointed by the General Assembly. The Chairman of the General Meeting will select one of the attendees to record it and constitute the Executive Committee.

Paragraph 2) Those attending the Meeting must prove that they are shareholders. For said purpose, those holders of shares in book entry form or in custody under the terms of art. 41 of Law no. 6404/76 must file a receipt with the Company which is issued by the financial institution that is the trustee of said shares, as set forth in the call, unless the Chairmanship of the Meeting deems another mean of verification sufficient.

CHAPTER VI – Disposal of Control.

Art. 23) In the case of direct disposal of control of the Company, the acquiring party must present a public offer, within 60 (sixty) days, to purchase the preferred shares issued by the Company under the same payment conditions offered to the disposing party, with a 10% (ten percent) discount on the price paid per share, under the terms of article 25 below, and payment of the indexation.

Paragraph 1) For the purposes of this Chapter, disposal of control of the Company is considered the legal deal, either isolated or composed of a series or group of legal deals through which the shares issued by the Company that ensure the buyer controlling power, as defined in article 116 of Law no. 6.404/76, are acquired.

Paragraph 2) The period of 60 (sixty) days set forth in the introduction of this article shall begin on the date that the transfer of the shares that ensure control to the party that acquired them is registered in the corporate books of the Company or in the financial institution entrusted with the registration thereof.

Art. 24) In the case of indirect disposal of control, which is the acquisition of control of the Company's parent company, the acquiring party must call a special meeting of the holders of the Company's preferred shares, to be held 30 (thirty) days after the date on which the transfer of the shares that ensure control to the party that acquired them is registered in the corresponding corporate books or in the financial institution entrusted with the registration thereof. The party that acquired the control shall submit a proposal in said meeting to purchase said preferred shares for the price deemed equivalent to that of the shares or quotas of the parent company that acquired them, with a discount of 10% (ten percent).

Paragraph 1) If the amount of said proposal is accepted by a majority vote of the shareholders present, said amount shall be the amount of the public offer to be made by the party that acquired control.

Paragraph 2) If the amount proposed is not approved by a majority vote of the shareholders present, a company specializing in appraisals shall be contracted to specify the quantity/price ratio between the shares or quotas of the parent company and those of the Company, determining the basis for the 10% (ten percent) discount and the resulting amount of the public offering for acquisition of the preferred shares. The appraisal company shall be appointed by the party that acquired control and ratified in the special meeting of the holders of the preferred shares, and the Company shall pay for the services thereof. The amount defined by the appraisal company shall prevail in

the public offering to be carried out by the party that acquired the control, in any case, even if lower than that proposed.

Paragraph 3) If so desired by the parties disposing of and acquiring indirect control, a preliminary corporate interest purchase agreement may be executed at a price to be defined or agreed after the equivalence between the quantity and the value of the shares or quotas of the parent company and the Company is determined by a specialized company contracted and compensated by the Company, upon proof of mutual agreement between the parties that acquired and disposed of indirect control and ratification by the special meeting of the preferred shareholders. In this case, the party that acquired control is bound to offer the price of the deal, adjusted by the determined equivalence factor, with a discount of 10% (ten percent) and indexation.

Paragraph 4) In the case of indirect disposal of control, the deadline for carrying out the public offering for the purchase of preferred shares shall be 60 (sixty) days: (a) in the case of paragraph 1, from the special meeting of the preferred shareholders; (b) in the case of paragraph 2, from the completion of the evaluation; and (c) in the case of paragraph 3, from the execution of the final share or quota acquisition agreement.

Art. 25) Should the disposal of control occur through a series or group of legal acts or deals, the weighted average of the prices of the acts or deals carried out, plus indexation, shall be considered the basis for the application of the 10% (ten percent) discount.

Art. 26) In the event of the disposal of shares that are essential for control, without resulting in the acquisition thereof, the public offering will not be effective until the new controlling shareholder is characterized, pursuant to art. 116 of Law no. 6.404/76. The date of said characterization shall be the same as the date that the transfer of the shares that ensure control to the party that acquired them is registered in the corporate books of the Company or in the financial institution entrusted with the registration thereof, for the purposes of article 23 and its paragraphs, as well as the introduction of article 24 hereof.

Art. 27) For the purposes of this Chapter, indexation shall occur according to the following rules: (a) the index to be used shall be the IGP-M (General Market Price Index), determined and published by Fundação Getúlio Vargas [the Getúlio Vargas Foundation] (FGV), or whichever replaces it; (b) if the IGP-M of the current month is unknown, the last one published shall be used; (c) the index is applied "pro rata die"; (d) the date of the payment(s) made to acquire control shall be the initial date for indexation, and the final date shall be that of

the payment made in favor of the party disposing of the preferred shares; (e) whenever indexation is due, the interest paid for the Savings Account shall also be due, not including the Referential Rate - RR, or the index that replaces it.

Art. 28) When the regulatory norms of the Brazilian Securities Commission apply to the public offering set forth in this Chapter, the protocol for requesting previous authorization to carry out the same, when applicable, shall suspend the deadlines mentioned in article 23, in article 24, paragraph 4, and in article 26, until the petitioner is formally notified of the authorization.

Art. 29) If the public offering mentioned in the introduction of article 23, in paragraph 4 of article 24 and in article 26, is not carried out within the deadlines set forth therein and until it is carried out, exercising the right to vote shall be temporarily: (a) attributed to the preferred shareholders; and (b) suspended in relation to the shareholder that was bound to take those steps.

Sole paragraph) The same effect shall also apply to exercising the right to vote in the cases wherein the special meeting mentioned in the introduction of article 24 is not called within the deadline set forth therein, and until it is called.

Art. 30) When the public offering set forth in this Chapter is carried out, it shall be valid for 60 (sixty) days, in order for the preferred shareholders to inform their acceptance within said period.

Art. 31) Any party purchasing the Company's common shares or its direct or indirect control is exempt from acquiring preferred shares and is not bound to make the public offer of purchase set forth in this Chapter, provided that said party falls under one or more of the following hypotheses: (a) a shareholder that owned at least 1.5% (one point five percent) of the Company's common shares on February 29th, 2000, identified in the minutes of the General Meeting of 03/02/2000; (b) the same is the lawful or testamentary heir, or ascendant or descendant - natural or adoptive, and of any degree - of the shareholder mentioned in letter "a"; (c) the same is the lawful or testamentary heir, or ascendant or descendant - natural or adoptive, and of any degree - of the person mentioned in letter "b"; (d) the same is the spouse or former spouse of the shareholder mentioned in letter "a" or of the person mentioned in letters "b" and "c".

Paragraph 1) Acquiring the preferred shares and carrying out the public offering set forth in this Chapter is not mandatory in the cases wherein the transfer of ownership of common shares occurred due to the

following acts, even if a change in the control of the Company is verified: (a) the capital of the parent company is paid in with Company shares only by people included in letters "a" through "d" of the introduction of this article, said capital is reduced, with the return of the shares, or said parent company is dissolved or even in the event of a split of said company, provided that the resulting shares, which have been assigned as the Company's common shares, are only paid in by people included in letters "a" through "d" of the introduction of this article; (b) legal act or decision, such as pledge or award in execution.

Paragraph 2) Acquiring the preferred shares and carrying out the public offering set forth in this Chapter is not mandatory in the cases of disposal of common or preferred shares issued by subsidiaries of or companies controlled by or affiliated with the Company, with or without disposal of control.

Paragraph 3) In the cases of the transfer of shares or control of the Company, be it directly or indirectly, mentioned in this article and its paragraph 1, the preferred shareholders do not acquire the right to vote, nor is the right to vote of the parties acquiring control suspended.

CHAPTER VII - Fiscal Year, Profits, Reserves and Dividends.

Art. 32) The fiscal year shall end on December 31st of each year, on which date the financial statements required by law or regulations shall be prepared.

Art. 33) The accumulated losses and the income tax and social contribution provision shall be deducted from the income for the fiscal year, and up to 10% (ten percent) shall be deducted from the remaining amount to be designated for the administrators' profit sharing, provided that at least the mandatory dividend mentioned in art. 35, "a", hereof is assigned to the shareholders in that fiscal year.

Art. 34) From the net profits for the fiscal year, corresponding to the income after the deductions and profit sharing set forth in art. 33 hereof, 5% (five percent) shall be designated to a legal reserve, until the legal limit is reached.

Art. 35) With the exception of the hypothesis of art. 202, paragraph 4, of Law

no. 6.404/76, the shareholders are ensured the mandatory dividend corresponding to:
a) 25% of the net profits for the fiscal year, indexed under the terms of art. 202 of Law no. 6.404/76, with the wording given by Law no. 10.303/01; plus
b) the balance of the net profits for the fiscal year, if any, remaining after the designations mentioned in arts. 193 through 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01, pursuant to arts. 34 and 36 hereof.

Art. 36) After the shareholders are ensured the mandatory dividend set forth in article 35, "a", hereof, the balance of the net profits for the fiscal year, if any, may be designated to the following reserves by the General Assembly:
a) reserve for future capital increase, intended to guarantee capitalization of the Company, which shall not exceed the paid-in capital in any fiscal year;
b) contingency reserve, pursuant to art. 195 of Law no. 6.404/76;
c) reserve for profit retention, according to the budget approved in the General Meeting, which may not exceed the paid-in capital in any fiscal year;
d) unrealized profit reserve, pursuant to art. 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01.

Art. 37) The Company may totally or partially pay or credit the amount equivalent to the interest on the equity capital to the shareholders, at the discretion of the Board of Directors, calculated according to the legislation in force, up to the amount that would result from the application of the Long Term Interest Rate - LTIR "pro rata die", for the corresponding period.

Sole paragraph) The interest on the equity capital, when paid or credited to the shareholders, shall be attributed to the mandatory dividends, for the carrying value of the income tax.

Art. 38) The dividends and interest on the equity capital shall be paid by a deposit in a bank account in the name of the shareholder or whoever is indicated thereby, unless said shareholder requests, in writing and 10 (ten) business days in advance, that they be paid in the Company Treasury, by nominative check.

Art. 39) The Company may prepare semi-annual financial statements for the information of the shareholders and remittance to the Stock Exchange.

Art. 40) The Company may not, unless authorized by a majority vote in the special meeting of preferred shareholders, retain, for more than four consecutive quarters, the financial availability in an amount higher than 25%

(twenty-five percent) of its total assets, depending on its economic and financial situation.

Paragraph 1) For the purposes of the application of this provision: **a)** the amounts corresponding to the last day of each quarter, pursuant the balance sheet prepared on the respective dates, shall be taken into consideration; and **b)** the financial availability shall correspond to the sum of the amounts accounted for under the "cash and banks" and "financial applications" accounts of the quarterly statements.

Paragraph 2) From the amounts that exceed the percentage of retention of financial availability in each quarter, set forth in this article, the portion corresponding to the quarter with the smallest excess of retention shall be distributed as a dividend or paid as capital interest, deducting the dividends or capital interest already declared and still unpaid from said excess.

Paragraph 3) Should the hypothesis stipulated in the previous paragraph be verified, the provision expressed in this article shall only be applied after the four quarters following the last quarter involved in the verification of the retention excess.

Paragraph 4) The dividends shall be distributed, or capital interest paid within the fiscal year following the last quarter involved in the verification of the retention excess.

Paragraph 5) The Company may not, unless authorized by more than one half of the preferred shareholders, constitute a subsidiary for the exclusive purpose of administering its own funds.

Paragraph 6) The alteration of this provision shall only be resolved by the General Assembly, with the previous approval of shareholders holding more than one half of the preferred shares, in a special meeting.

CHAPTER VIII – General Provisions.

Art. 41) The Company may be dissolved and liquidated in the cases set forth by and pursuant to the law.

Art. 42) The silent cases in these By-Laws shall be regulated by the legal provisions in force, which apply to the matter.

HAPTER IX – Temporary Provisions

Art. 43) The class B preferred shares, created in the Special General Meeting of 03/02/2000, are hereby simply called preferred shares, due to the extinction of the class A preferred shares, as resolved in the Special General Meeting of 11/19/2001.

Art. 44) The shareholder that does not claim the payment of the redemption value of the class A preferred shares by 12/21/2004, the date on which 3 (three) years from the completion of the statutory period established for their conversion into class B preferred shares will have lapsed, will lose it to the Company.